1290 Avenue of the Americas

New York, NY 10104

Richard Goldberger

Senior Director & Counsel

201-743-7174 (Tel.)

212-314-3959 (Fax)

July 1, 2015

VIA EDGAR

Ms. Deborah Skeens

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Correspondence filing related to AXA Equitable’s Post-Effective Amendment No. 4 and

Amendment No. 32 (“N-4 Amendment”) to Form N-4 Registration Statement File Nos. 333-190033

and 811-22651 with respect to Separate Account No. 70 of AXA Equitable

Dear Ms. Skeens:

The purpose of this letter is to provide a response to follow up staff comments received on the N-4 Amendment filed by AXA Equitable Life Insurance Company (“the Company”) on May 5, 2015, as provided by telephone on June 25, 2015. We first set forth each specific staff comment and then provide our response.

1.	Fee waiver for electronic delivery

Comment: The Commission’s position is that an issuer cannot charge contract owners for paper copies of documents that the issuer is required to provide under the applicable securities laws. Accordingly, please remove references to the Contract Maintenance Fee Tier I, which specifies a maximum $50 annual charge for contract owners who do not elect electronic delivery, from the prospectus.

Response 1:

We will not be charging the Contract Maintenance Fee Tier I. Accordingly, we have removed references to the Contract Maintenance Fee Tier 1 from the prospectus and made additional conforming changes.

Please contact the undersigned at (201) 743-7174 and Shane Daly at (212) 314-3912 or Dodie Kent, Esq. of Sutherland at (212) 389-5080 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger
Richard Goldberger

cc: Dodie Kent, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

Investment Edge(R) 15.0

A variable annuity contract

PROSPECTUS DATED JULY 20, 2015

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS
IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY
OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERSEDES ALL PRIOR
PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST,
WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS INVESTMENT EDGE(R) 15.0 ?

Investment Edge(R) 15.0 ("Investment Edge") is a variable annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series consists of
Investment Edge(R), Investment Edge(R) Select and Investment Edge(R) ADV. The
contract provides for the accumulation of retirement savings. The contract also offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. For a state-by-state description of all material variations to this contract, see
Appendix III later in this Prospectus. We can refuse to accept any application.
We can refuse to accept any contribution from you at any time, including after you purchase the contract.

Our variable investment options are subaccounts of Separate Account No. 70.
Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:

VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST
.. AXA Aggressive Allocation
.. AXA Moderate Allocation
.. AXA Moderate-Plus Allocation
.. Charter/SM/ Aggressive Growth
.. Charter/SM/ Alternative 100 Moderate
.. Charter/SM/ Conservative
.. Charter/SM/ Growth
.. Charter/SM/ Income Strategies
.. Charter/SM/ Interest Rate Strategies
.. Charter/SM/ International Moderate
.. Charter/SM/ Moderate
.. Charter/SM/ Moderate Growth
.. Charter/SM/ Real Assets
.. Charter/SM/ Small Cap Growth
.. Charter/SM/ Small Cap Value

 EQ ADVISORS TRUST
.. All Asset Aggressive - Alt 25
.. All Asset Aggressive - Alt 50
.. All Asset Aggressive - Alt 75
.. AXA/AB Dynamic Moderate Growth/(1)/
.. AXA/DoubleLine Opportunistic Core Plus Bond
.. AXA/AB Short Duration Government Bond/(2)/
.. AXA/AB Small Cap Growth/(3)/
.. AXA/Loomis Sayles Growth
.. AXA Natural Resources
.. AXA SmartBeta Equity
.. AXA/Templeton Global Equity Managed Volatility
.. EQ/BlackRock Basic Value Equity
.. EQ/Boston Advisors Equity Income
.. EQ/Calvert Socially Responsible
.. EQ/Common Stock Index
.. EQ/Convertible Securities
.. EQ/Core Bond Index
.. EQ/Emerging Markets Equity PLUS
.. EQ/Energy ETF
.. EQ/Equity 500 Index
.. EQ/GAMCO Mergers and Acquisitions
.. EQ/GAMCO Small Company Value
.. EQ/High Yield Bond
.. EQ/Intermediate Government Bond
.. EQ/International Equity Index
.. EQ/Large Cap Growth Index
.. EQ/Large Cap Value Index
.. EQ/Low Volatility Global ETF
.. EQ/MFS International Growth
.. EQ/Mid Cap Index
.. EQ/Money Market
.. EQ/Morgan Stanley Mid Cap Growth
.. EQ/Oppenheimer Global
.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Real Estate PLUS
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. Multimanager Technology

 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II
.. Invesco V.I. Balanced-Risk Allocation
.. Invesco V.I. Global Health Care
.. Invesco V.I. Global Real Estate
.. Invesco V.I. High Yield
.. Invesco V.I. International Growth
.. Invesco V.I. Small Cap Equity

 ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC. - CLASS B
.. AB VPS Global Thematic Growth/(4)/
.. AB VPS Growth and Income/(5)/
.. AB VPS Real Estate Investment/(6)/
.. AB VPS Small/Mid Cap Value/(7)/

 ALPS VARIABLE INSURANCE TRUST -- CLASS III SHARES
.. ALPS | Red Rock Listed Private Equity

 AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. -- CLASS II
.. American Century VP Inflation Protection
.. American Century VP Mid Cap Value

 AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 4 SHARES
.. American Funds Insurance Series(R) Asset Allocation Fund/SM/
.. American Funds Insurance Series(R) Global Growth Fund/SM/
.. American Funds Insurance Series(R) Global Small Capitalization Fund/SM/
.. American Funds Insurance Series(R) Growth-Income Fund/SM/
.. American Funds Insurance Series(R) International Growth and Income Fund/SM/
.. American Funds Insurance Series(R) New World Fund(R)

 BLACKROCK VARIABLE SERIES FUNDS, INC. -- CLASS III
.. BlackRock Global Allocation V.I.
.. BlackRock Global Opportunities V.l.

 DELAWARE VIP(R) -- SERVICE CLASS
.. Delaware VIP(R) Diversified Income Series
.. Delaware VIP(R) Emerging Markets Series
.. Delaware VIP(R) Limited-Term Diversified Income Series

 EATON VANCE VARIABLE TRUST
.. Eaton Vance VT Floating-Rate Income

 FEDERATED INSURANCE SERIES -- SERVICE SHARES
.. Federated High Income Bond Fund II
.. Federated Kaufman Fund II

 FIDELITY(R) VARIABLE INSURANCE PRODUCTS (VIP) -- SERVICE CLASS 2
.. Fidelity(R) VIP Contrafund(R)
.. Fidelity(R) VIP Mid Cap
.. Fidelity(R) VIP Strategic Income

 FIRST TRUST VARIABLE INSURANCE TRUST
.. First Trust/Dow Jones Dividend & Income Allocation
.. First Trust Multi Income Allocation

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2
.. Franklin Founding Funds Allocation VIP
.. Franklin Income VIP
.. Franklin Mutual Shares VIP
.. Franklin Rising Dividends VIP
.. Templeton Global Bond VIP

 GUGGENHEIM VARIABLE TRUST
.. Guggenheim VIF Global Managed Futures Strategy

 HARTFORD HLS FUNDS -- CLASS IC SHARES
.. Hartford Capital Appreciation HLS
.. Hartford Growth Opportunities HLS

 JPMORGAN INSURANCE TRUST -- CLASS 2 SHARES
.. JPMorgan Insurance Trust Global Allocation
.. JPMorgan Insurance Trust Income Builder

 IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
.. Ivy Funds VIP Asset Strategy
.. Ivy Funds VIP Energy
.. Ivy Funds VIP Micro Cap Growth
.. Ivy Funds VIP Science and Technology

 JANUS ASPEN SERIES -- SERVICE SHARES
.. Janus Aspen Balanced
.. Janus Aspen Flexible Bond
.. Janus Aspen INTECH U.S. Low Volatility

 LAZARD RETIREMENT SERIES, INC. -- SERVICE SHARES
.. Lazard Retirement Emerging Markets Equity

 LEGG MASON -- SHARE CLASS II
.. ClearBridge Variable Aggressive Growth
.. ClearBridge Variable Dividend Strategy/(8)/
.. QS Legg Mason Dynamic Multi-Strategy VIT

 LORD ABBETT SERIES FUND, INC. -- CLASS VC
.. Lord Abbett Bond Debenture

 MFS(R) VARIABLE INSURANCE TRUSTS -- SERVICE CLASS
.. MFS(R) International Value
.. MFS(R) Investors Trust Series
.. MFS(R) Research Series
.. MFS(R) Utilities Series
.. MFS(R) Value Series

 NEUBERGER BERMAN
 ADVISERS MANAGEMENT
 TRUST -- S CLASS SHARES
.. Neuberger Berman Absolute Return Multi-Manager
.. Neuberger Berman International Equity

 NORTHERN LIGHTS VARIABLE TRUST
.. 7Twelve/TM/ Balanced Portfolio

 PIMCO VARIABLE INSURANCE TRUST -- ADMINISTRATIVE CLASS
.. PIMCO Global Bond (Unhedged)

 PIMCO VARIABLE INSURANCE TRUST -- ADVISOR CLASS
.. PIMCO CommodityRealReturn(R) Strategy
.. PIMCO Emerging Markets Bond
.. PIMCO Global Multi-Asset Managed Allocation
.. PIMCO Total Return

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                        Investment Edge(R) 15.0
                                                                        #868233

 PUTNAM VARIABLE TRUST
.. Putnam VT Absolute Return 500
.. Putnam VT Diversified Income
.. Putnam VT Global Asset Allocation
.. Putnam VT Research Fund

 SEI INSURANCE PRODUCT TRUST
.. SEI VP Balanced Strategy
.. SEI VP Conservative Strategy
.. SEI VP Market Growth Strategy
.. SEI VP Market Plus Strategy
.. SEI VP Moderate Strategy

 T. ROWE PRICE EQUITY SERIES, INC.
.. T. Rowe Price Equity-Income Portfolio II
.. T. Rowe Price Health Sciences Portfolio II

 VAN ECK VIP TRUST -- INITIAL CLASS
.. Van Eck VIP Unconstrained Emerging Markets Bond

 VAN ECK VIP TRUST -- S CLASS
.. Van Eck VIP Global Hard Assets
--------------------------------------------------------------------------------
-------------
(1)Formerly known as EQ/AllianceBernstein Dynamic Wealth Strategies.
(2)Formerly known as EQ/AllianceBernstein Short Duration Government Bond.
(3)Formerly known as EQ/AllianceBernstein Small Cap Growth.
(4)Formerly known as AllianceBernstein VPS Global Thematic Growth.
(5)Formerly known as AllianceBernstein VPS Growth and Income.
(6)Formerly known as AllianceBernstein VPS Real Estate Investment.
(7)Formerly known as AllianceBernstein VPS Small/Mid Cap Value.
(8)Formerly known as ClearBridge Variable Equity Income.

You may allocate amounts to any of the variable investment options. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect. The contract also includes a dollar cost averaging program that allows for systematic transfers of amounts in the EQ/Money Market variable investment option to other variable investment options.

TYPES OF CONTRACTS. We offer the contracts for use as:

..   A nonqualified annuity ("NQ") for after-tax contributions only.

..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

..   An employer-funded traditional IRA for a simplified employee pension plan
    ("SEP") sponsored by the contract owner's employer.

..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefit; transfer contributions only).

The following contracts are intended for specified post-death payments to beneficiaries, with continuing access to the contract's account balance:

..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

..   An inherited NQ beneficiary payout contract (a specific form of NQ contract that we refer to as "Inherited NQ") (contributions from specified Section
    1035 exchanges only).

Not all types of contracts are available with each version of the Investment
Edge(R) series contracts. See "Rules regarding contributions to your contract"
in Appendix II for more information.

The registration statement relating to this offering has been filed with the
Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated July 20, 2015 is part of the registration statement.
The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling
1-800-789-7771. The SAI is incorporated by this reference into this Prospectus.
This Prospectus and the SAI can also be obtained from the SEC's website at
www.sec.gov. The table of contents for the SAI appears at the back of this
Prospectus.

Contents of this Prospectus

--------------------------------------------------------------------------------

             Definitions of key terms                            5
             Who is AXA Equitable?                               7
             How to reach us                                     8
             Investment Edge(R) Series at a glance -- key
               features                                         10

             ------------------------------------------------------
             FEE TABLE                                          13
             ------------------------------------------------------

             Examples                                           15
             Condensed financial information                    16

             ------------------------------------------------------
             1. CONTRACT FEATURES AND BENEFITS                  17
             ------------------------------------------------------
             How you can purchase and contribute to your
               contract                                         17
             Owner and annuitant requirements                   17
             How you can make your contributions                17
             What are your investment options under the
               contract?                                        18
             Portfolios of the Trusts                           19
             Allocating your contributions                      30
             Dollar cost averaging                              30
             Breakpoint Credit                                  31
             Annuity purchase factors                           31
             Protected premium death benefit                    32
             Inherited IRA beneficiary continuation contract    32
             Inherited NQ beneficiary payout contract           34
             Your right to cancel within a certain number of
               days                                             36

             ------------------------------------------------------
             2. DETERMINING YOUR CONTRACT'S VALUE               37
             ------------------------------------------------------
             Your account value and cash value                  37
             Your contract's value in the variable investment
               options                                          37
             Insufficient account value                         37

-------------
"We,""our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and
"your," we mean the person who has the right or responsibility that the
Prospectus is discussing at that point. This is usually the contract owner.

                          CONTENTS OF THIS PROSPECTUS

      -------------------------------------------------------------------
      3. TRANSFERRING YOUR MONEY AMONG INVESTMENT
        OPTIONS                                                       38
      -------------------------------------------------------------------
      Transferring your account value                                 38
      Rebalancing your account value                                  38
      Disruptive transfer activity                                    38

      -------------------------------------------------------------------
      4. ACCESSING YOUR MONEY                                         40
      -------------------------------------------------------------------
      Withdrawing your account value                                  40
      How withdrawals (and Income Edge scheduled payments, if
        applicable) are taken from your account value                 45
      Effect of withdrawals on your Protected premium death
        benefit                                                       45
      Withdrawals treated as surrenders                               46
      Surrendering your contract to receive its cash value            46
      When to expect payments                                         46
      Your annuity payout options                                     46

      -------------------------------------------------------------------
      5. CHARGES AND EXPENSES                                         48
      -------------------------------------------------------------------
      Charges that AXA Equitable deducts                              48
      Charges that the Trusts deduct                                  52
      Other distribution arrangements                                 52

      -------------------------------------------------------------------
      6. PAYMENT OF DEATH BENEFIT                                     53
      -------------------------------------------------------------------
      Your beneficiary and payment of benefit                         53
      Non-spousal single owner contract continuation                  54
      Non-spousal joint owner contract continuation                   54
      Spousal continuation                                            54
      Beneficiary continuation option                                 55
      Income Edge for Beneficiaries option
      Special Rules for NQ contracts when Income Edge or Income
        Edge Early Retirement Option is in effect                     58

      -------------------------------------------------------------------
      7. TAX INFORMATION                                              59
      -------------------------------------------------------------------
      Overview                                                        59
      Contracts that fund a retirement arrangement                    59
      Transfers among investment options                              59
      Taxation of nonqualified annuities                              59
      Individual retirement arrangements (IRAs)                       63
      Traditional individual retirement annuities (traditional IRAs)  63
      Simplified Employee Pensions (SEPs)                             68
      Roth individual retirement annuities (Roth IRAs)                68
      Federal and state income tax withholding and information
        reporting                                                     71
      Special rules for contracts funding qualified plans             72
      Impact of taxes to AXA Equitable                                72

      -------------------------------------------------------------------
      8. MORE INFORMATION                                             73
      -------------------------------------------------------------------
      About Separate Account No. 70                                   73
      About the Trusts                                                73
      About the general account                                       73
      About other methods of payment                                  74
      Dates and prices at which contract events occur                 74
             About your voting rights                           75
             Cybersecurity                                      75
             Statutory compliance                               75
             About legal proceedings                            75
             Financial statements                               75
             Transfers of ownership, collateral assignments,
               loans and borrowing                              75
             About Custodial IRAs                               76
             Distribution of the contracts                      76

             ------------------------------------------------------
             APPENDICES
             ------------------------------------------------------
             I   --   Condensed financial information               I-1
            II   --   Rules regarding contributions to your
                        contract                                   II-1
           III   --   State contract availability and/or
                        variations of certain features and
                        benefits                                  III-1
            IV   --   Purchase Considerations for QP Contracts     IV-1
             V   --   Hypothetical Illustration                     V-1
            VI   --   Income Edge scheduled payment amount
                        expressed as a Percentage of Account
                        Value                                      VI-1
           VII   --   Protected premium death benefit example     VII-1

           -------------------------------------------------------------
           STATEMENT OF ADDITIONAL INFORMATION
             Table of contents
           -------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of key terms

--------------------------------------------------------------------------------

ACCOUNT VALUE -- Your account value is the total of the values you have in the variable investment options.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date (if applicable). The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock
Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m.
Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee, and any accrued Protected premium death benefit charge; and (ii) any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract.
This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th. If the contract date anniversary falls on a non-business day, then the transaction date for any transaction that is scheduled to occur on such anniversary will be the immediately preceding business day.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, which will generally reflect any gain or loss in the investment options.

INCOME EDGE PAYMENT PROGRAM -- A payment program available for NQ contracts only, which, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes. We offer several versions of the Income Edge payment program, each of which is described in detail in this Prospectus:

..   Income Edge -- the standard form of Income Edge payment program.

..   Income Edge Early Retirement Option -- available for election by contract holders under the age of 59 1/2.

..   Income Edge Beneficiary Advantage -- available for election by (a)
    Investment Edge NQ contract death beneficiaries and (b) beneficiaries of non-qualified deferred annuity contracts not issued by AXA Equitable.

When used in this Prospectus, "Income Edge payment program" refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

INCOME EDGE ANNIVERSARY DATE -- The anniversary of your Income Edge Effective
Date. Your Income Edge Anniversary Date represents the last day of your annual
Income Edge payout period.

INCOME EDGE EFFECTIVE DATE -- Generally, the date on which we receive your election to begin payments under an Income Edge payment program. However, for
Income Edge Beneficiary Advantage, the Income Edge Effective Date is the date by which we have received your Income Edge election, along with all required information, exchanges and cost basis.

INHERITED NQ CONTRACT -- A specific form of NQ contract that is offered to beneficiaries of NQ contracts not issued by AXA Equitable for purposes of making post-death required payments. Contributions to an Inherited NQ contract must be made through a Section 1035 exchange.

IRA -- Individual retirement annuity contract, either traditional IRA or Roth
IRA (may also refer to an individual retirement account or an individual retirement arrangement).

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday. Inherited IRA and
Inherited NQ contracts do not have maturity dates.

NET AMOUNT AT RISK -- If you elect the optional Protected premium death benefit, we use the Net Amount at Risk (NAR) to calculate the daily charge for this benefit. On each day of your contract, your NAR is equal to (A) minus (B), where (A) equals your Protected premium death benefit base, and (B) equals your account value on that day. If (A) is less than or equal to (B), then your NAR for that day equals zero.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PROTECTED PREMIUM DEATH BENEFIT -- An optional rider that provides a guaranteed minimum death benefit equal to the amount of your total contributions to the contract, adjusted for any withdrawals.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

SEP IRA -- A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner's employer.

TAX-FREE AMOUNT -- the portion of each payment under an Income Edge payment program that represents a return of your cost basis in the contract and is thus excludable from taxes.

                           DEFINITIONS OF KEY TERMS

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
account value                          Annuity Account Value

cost basis                             Your investment in the contract
                                       (generally equals the contributions
                                       you made, less any amounts you
                                       previously withdrew that were not
                                       taxable)

Income Edge payment program            Non-Qualified Payment Program

Protected premium death benefit        Guaranteed minimum death benefit

unit                                   Accumulation Unit
-----------------------------------------------------------------------------

                           DEFINITIONS OF KEY TERMS

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA
Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA
Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A.
("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA
Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts. AXA Equitable is solely responsible for paying all amounts owed to you under your contract.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately
$577.7 billion in assets as of December 31, 2014. For more than 150 years AXA
Equitable has been among the largest insurance companies in the United States.
We are licensed to sell life insurance and annuities in all fifty states, the
District of Columbia, Puerto Rico and U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE (IN ELECTRONIC FORM, OR IF YOU DO NOT ENROLL IN ELECTRONIC
 DELIVERY, IN PAPER FORM):

..   written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year or, for NQ contracts following election of an Income Edge payment program, an Annual Payout Statement.
--------------------------------------------------------------------------------
 ONLINE ACCOUNT ACCESS ("OAA") SYSTEM:

OAA is designed to provide this information through the Internet. You can obtain information on:

..   your current account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options; and

..   the daily unit values for the variable investment options.

In addition, you can do the following:

..   change your allocation percentages and/or transfer among the investment options;

..   obtain performance information regarding the variable investment options;

..   elect to receive certain contract statements electronically;

..   change your address;

..   change your OAA password; and

..   access Frequently Asked Questions and Service Forms.

OAA is normally available seven days a week, 24 hours a day. You may use OAA by visiting our website at www.axa.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see
"Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

                             WHO IS AXA EQUITABLE?

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE
PROVIDE FOR THAT PURPOSE (AND SUBMITTED IN THE MANNER THAT THE FORMS SPECIFY):

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)tax withholding elections (see withdrawal request form);

(4)election of the Beneficiary continuation option;

(5)IRA contribution recharacterizations;

(6)Section 1035 exchanges;

(7)direct transfers and rollovers;

(8)election of an annuity payout option;

(9)election of a version of Income Edge (for NQ contracts only);

(10)death claims;

(11)change in ownership (NQ only, if available under your contract);

(12)purchase by, or change of ownership to, a nonnatural owner;

(13)requests to collaterally assign your NQ contract;

(14)requests to drop your Protected premium death benefit;

(15)requests to transfer into and among the investment options, re-allocate, rebalance and change your future allocations; and

(16)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES
OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender; and

(3)dollar cost averaging (if available).

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION
GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)dollar cost averaging (if available);

(2)substantially equal withdrawals;

(3)systematic withdrawals;

(4)the date annuity payments are to begin; and

(5)RMD payments from inherited IRAs.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

                             WHO IS AXA EQUITABLE?

Investment Edge(R) Series at a glance -- key features

--------------------------------------------------------------------------------

THREE CONTRACT SERIES  This Prospectus describes the Investment Edge(R) series contracts -- Investment Edge(R), Investment Edge(R) Select and Investment Edge(R) ADV. Each version provides for the
                       accumulation of retirement savings and death benefit
                       protection. Each version also offers various payout options.

                       Each version provides a different charge structure. For
                       details, please see the "Fee table" and "Charges and
                       expenses" later in this Prospectus.

                       Each version is subject to contribution rules, which are
                       described in "Contribution amounts" later in this section
                       and in "How you can purchase and contribute to your
                       contract" in "Contract features and benefits" and in "Rules regarding contributions to your contract" in Appendix II
                       later in this Prospectus.

                         Throughout the Prospectus, any differences among the
                         contract versions are identified.

                         You should work with your financial professional to decide which version of the contract may be appropriate for you
                         based on a thorough analysis of your particular insurance
                         needs, financial objectives, investment goals, time
                         horizons and risk tolerance.
-------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT  The variable investment options in your Investment Edge(R)
MANAGEMENT               series contract invest in different Portfolios managed by
                         professional investment advisers.
-------------------------------------------------------------------------------------
TAX CONSIDERATIONS       .   No tax on earnings inside the contract until you make
                             withdrawals from your contract or receive annuity
                             payments.
                         ------------------------------------------------------------
                         .   No tax on transfers among investment options inside the
                             contract.
                         ------------------------------------------------------------
                         .   For NQ contracts, the opportunity to elect a version of
                             Income Edge, which will permit you to recover your
                             account value and cost basis over a specified period.
                             INCOME EDGE DOES NOT GUARANTEE YOUR ACCOUNT VALUE NOR A
                             RETURN OF PRINCIPAL: YOUR ACCOUNT VALUE REMAINS SUBJECT
                             TO MARKET PERFORMANCE AFTER ELECTION OF INCOME EDGE.
                         ------------------------------------------------------------

                         If you are purchasing or contributing to an annuity
                         contract which is an Individual Retirement Annuity (IRA),
                         or to fund an employer retirement plan (QP or Qualified
                         Plan), you should be aware that such annuities do not
                         provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                         arrangements. Before purchasing or contributing to one of
                         these contracts, you should consider whether its features
                         and benefits beyond tax deferral meet your needs and goals.
                         You may also want to consider the relative features,
                         benefits and costs of these annuities compared with any
                         other investment that you may use in connection with your
                         retirement plan or arrangement.
-------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS     The chart below shows the minimum initial and, in
                         parenthesis, additional contribution amounts under the
                         contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" and
                         "Rules regarding contributions to your contract" in
                         Appendix II for more information, including important
                         limitations on contributions.

                                                 INVESTMENT       INVESTMENT       INVESTMENT
                                                 EDGE(R)          EDGE(R) SELECT   EDGE(R) ADV
---------------------------------------------------------------------------------------------------
NQ                                               $10,000($500)    $25,000($500)    $25,000($500)
---------------------------------------------------------------------------------------------------
Traditional IRA                                  $10,000($50)     $25,000($50)     $25,000($50)
---------------------------------------------------------------------------------------------------
Roth IRA                                         $10,000($50)     $25,000($50)     $25,000($50)
---------------------------------------------------------------------------------------------------
SEP IRA                                          $10,000($500)    $25,000($500)    $25,000($500)
---------------------------------------------------------------------------------------------------
QP                                               $10,000($500)    $25,000($500)    $25,000(n/a)
---------------------------------------------------------------------------------------------------
Inherited IRA Beneficiary Continuation contract  $10,000($1,000)  $25,000($1,000)  $25,000($1,000)
(traditional IRA or Roth IRA) ("Inherited IRA")
---------------------------------------------------------------------------------------------------
Inherited NQ                                     $10,000(n/a)     $25,000(n/a)     $25,000(n/a)
---------------------------------------------------------------------------------------------------

                         .   Maximum contribution limitations apply to all
                             contracts. For more information, please see "How you
                             can purchase and contribute to your contract" in
                             "Contract features and benefits" later in this
                             Prospectus.
                         ------------------------------------------------------------

             INVESTMENT EDGE(R) SERIES AT A GLANCE -- KEY FEATURES

-----------------------------------------------------------------------------------------
                           We currently do not accept any contribution to your
                           contract if: (i) the sum total of all contributions under
                           all Investment Edge(R) series contracts with the same owner or annuitant would then total more than $1,500,000 (ii) or the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant
                           would then total more than $2,500,000.

                           Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                           including our rights to (i) change minimum and maximum
                           contribution requirements and limitations, and (ii)
                           discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
                           contributions and transfers to any of the variable
                           investment options, to add variable investment options, and to limit the number of variable investment options which
                           you may elect.
-----------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY       .   Partial withdrawals
                           .   Several withdrawal options on a periodic basis
                           .   Contract surrender
                           You may incur a withdrawal charge for certain withdrawals
                           or if you surrender your contract. You may also incur
                           income tax and a tax penalty.
-----------------------------------------------------------------------------------------
PAYOUT OPTIONS             .   Income Edge payment program (for NQ contracts only).
                               When elected, an Income Edge payment program will pay
                               out your entire account value via scheduled payments
                               over a set period of time, with a portion of each
                               payment being a return of your cost basis in the
                               contract and thus excludable from taxes. Unlike
                               traditional forms of annuitization, an Income Edge
                               payment program allows for a form of annuity payout
                               that provides continuing access to your contract's
                               account value. We offer several versions of Income Edge
                               payment program, each of which is described in detail
                               in this Prospectus:
                              -- Income Edge -- the standard form of Income Edge
                                 payment program.
                              -- Income Edge Early Retirement Option -- available for
                                 election by contract holders under the age of 59 1/2.
                              -- Income Edge Beneficiary Advantage -- available for
                                 election by (a) Investment Edge NQ contract death
                                 beneficiaries and (b) beneficiaries of non-qualified
                                 deferred annuity contracts not issued by AXA
                                 Equitable (Inherited NQ contract holders).
                           .   Other payout options through supplementary contracts.
                               Please see "Your annuity payout options" in "Accessing
                               your money" for additional information.
-----------------------------------------------------------------------------------------
STANDARD DEATH BENEFIT     .   Your account value as of the date we receive
                               satisfactory proof of the owner's or older joint
                               owner's, if applicable, death, any required
                               instructions for the method of payment, and all
                               information and forms necessary to effect payment.
-----------------------------------------------------------------------------------------
PROTECTED PREMIUM DEATH    .   Greater of your account value or total contributions to
BENEFIT                        your contract, adjusted pro-rata for any withdrawals
                               you have made.
                              This guaranteed benefit is supported by AXA Equitable's
                              general account and is subject to AXA Equitable's claims
                              paying ability. Contract owners should look to the
                              financial strength of AXA Equitable for its claims
                              paying ability.
-----------------------------------------------------------------------------------------
ADDITIONAL FEATURES        .   Dollar cost averaging
                           .   Recurring/Scheduled account value rebalancing
                           .   Free transfers
                           .   Waiver of withdrawal charge for certain withdrawals,
                               disability, terminal illness, or confinement to a
                               nursing home
                           .   Spousal continuation
                           .   Beneficiary continuation option (IRA and NQ only)
-----------------------------------------------------------------------------------------
FEES AND CHARGES           Please see "Fee table" later in this section for complete
                           details.
-----------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE  Please see "Rules regarding contributions to your contract"
AGES                       in Appendix II for owner and annuitant issue ages
                           applicable to your contract.
-----------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL       To exercise your cancellation right you must mail the
                           contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you
                           receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain
                           number of days" in "Contract features and benefits" later
                           in this Prospectus for more information.
-----------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES OF THE CONTRACT.
THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND
EXCEPTIONS TO THOSE FEATURES THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE
CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER
LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT
CURRENTLY BE AVAILABLE IN ALL STATES. PLEASE SEE APPENDIX III LATER IN THIS
PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF
CERTAIN FEATURES AND BENEFITS.

             INVESTMENT EDGE(R) SERIES AT A GLANCE -- KEY FEATURES

For more detailed information, we urge you to read the contents of this
Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

CURRENTLY, YOU MAY PURCHASE A INVESTMENT EDGE(R) ADV CONTRACT ONLY IF YOU ARE A
PARTICIPANT IN AN ACCOUNT ESTABLISHED UNDER A FEE-BASED PROGRAM SPONSORED AND
MAINTAINED BY A REGISTERED BROKER-DEALER OR OTHER FINANCIAL INTERMEDIARY WE
APPROVE (INCLUDING AXA ADVISORS, LLC, ONE OF THE DISTRIBUTORS OF THE CONTRACTS
AND AN AFFILIATE OF AXA EQUITABLE). WE MAY, IN THE FUTURE, OFFER INVESTMENT
EDGE(R) ADV CONTRACTS THROUGH OTHER MEANS. THE FEES AND EXPENSES OF A FEE-BASED
PROGRAM ARE SEPARATE FROM AND IN ADDITION TO THE FEES AND EXPENSES OF THE
CONTRACT AND GENERALLY PROVIDE FOR VARIOUS BROKERAGE SERVICES. IF YOU PURCHASE
A INVESTMENT EDGE(R) ADV CONTRACT THROUGH A FEE-BASED ARRANGEMENT AND LATER
TERMINATE THE ARRANGEMENT, YOUR CONTRACT WILL CONTINUE IN FORCE. THERE MAY BE
CHARGES ASSOCIATED WITH THE FEE-BASED ARRANGEMENT SHOULD YOU DECIDE TO NO
LONGER PARTICIPATE IN THE ARRANGEMENT. PLEASE CONSULT WITH YOUR PROGRAM SPONSOR
FOR MORE DETAILS ABOUT YOUR FEE-BASED PROGRAM.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees, death or income guarantee benefits and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether this contract and any optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, tax planning needs, time horizons and risk tolerance.

             INVESTMENT EDGE(R) SERIES AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering a contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time you surrender the contract, if you make certain withdrawals or transfers, request special services or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

--------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
--------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions   INVESTMENT INVESTMENT     INVESTMENT
withdrawn (deducted if you surrender your contract or make   EDGE(R)    EDGE(R) SELECT EDGE(R) ADV
certain withdrawals or apply your cash value to certain      ---------- -------------- -----------
payout options).
                                                             6.00%/(2)/ N/A            N/A
--------------------------------------------------------------------------------------------------

Charge for each additional transfer in excess of    Maximum Charge:            $35
12 transfers per contract year:/(3)/                Current Charge:              $0
Special service charges:/(4)/
  .   Express mail charge                             Current and Maximum Charge:   $35
  .   Wire transfer charge                            Current and Maximum Charge:   $90
  .   Check preparation charge/(5)/                   Maximum Charge:            $85
                                                      Current Charge:              $0
  .   Charge for third party transfer or
      exchange/(5)/                                   Maximum Charge:            $125
                                                      Current Charge:              $65/(6)/
  .   Duplicate contract charge                       Current and Maximum Charge:   $35
  .   Duplicate Annual and/or Quarterly Statement     Maximum Charge:            $35
      of Account or Annual Payout Statement charge    Current Charge:              $0

The following tables describe the fees and expenses that you will pay periodically during the time that you own the
contract, not including the underlying trust portfolio fees
and expenses.
--------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
--------------------------------------------------------------------------------------------------------
Current and Maximum annual Contract Maintenance Fee/(7)(8)/

   If your account value on your contract date anniversary     $50
   is less than $50,000

   If your account value on your contract date anniversary     $0
   is $50,000 or higher
--------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS/(9)/
--------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES/(10)/:                        INVESTMENT     INVESTMENT     INVESTMENT
                                                               EDGE(R)        EDGE(R) SELECT EDGE(R) ADV
                                                               -------------- -------------- -----------
Operations                                                         0.70%      0.75%          0.20%
Administrative                                                     0.30%      0.30%          0.10%
Distribution                                                       0.10%      0.20%          0.00%
                                                                   -----      -----          -----
Total Separate account annual expenses ("Contract fee")          1.10%/(11)/  1.25%/(11)/    0.30%
--------------------------------------------------------------------------------------------------------
ANNUAL FUND FACILITATION FEE/(12)/:                Maximum charge:   0.70%

                                                   Current charge:
                                                                     0.00%
--------------------------------------------------------------------------

                                   FEE TABLE

--------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF
YOU FUND THE FOLLOWING OPTIONAL BENEFIT
--------------------------------------------------------
PROTECTED PREMIUM DEATH BENEFIT CHARGE
(calculated daily as a percentage of your Net Amount at
Risk./(13)/ Deducted annually on each contract date
anniversary for which the benefit is in effect./(14)/)

---------------------------------------------------------------
               CURRENT  MAXIMUM               CURRENT  MAXIMUM
               ANNUAL   ANNUAL                ANNUAL   ANNUAL
 AGE/(15)/     CHARGE   CHARGE    AGE/(15)/   CHARGE   CHARGE
---------------------------------------------------------------
(less or =)65  0.6%     1.2%     89           12.0%    24.0%
---------------------------------------------------------------
66-70          1.2%     2.4%     90           13.5%    27.0%
---------------------------------------------------------------
71-75          1.8%     3.6%     91           14.5%    29.0%
---------------------------------------------------------------
76-80          3.6%     7.2%     92           16.0%    32.0%
---------------------------------------------------------------
81-85          7.2%     14.4%    93           17.0%    34.0%
---------------------------------------------------------------
86             9.0%     18.0%    94           18.5%    37.0%
---------------------------------------------------------------
87             10.0%    20.0%    95           20.0%    40.0%
---------------------------------------------------------------
88             11.0%    22.0%
---------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a
"Portfolio" that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the
Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each
Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS/(9)/
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2014
(expenses that are deducted from Portfolio assets including
management fees, 12b-1 fees, service fees, and/or other      Lowest Highest
expenses)/(/*/)/                                             0.62%  8.84%
---------------------------------------------------------------------------

(*)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds
   Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated
   Portfolios through April 30, 2016 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by
   AXA Equitable Funds Management Group, LLC at any time after April 30, 2016.
   The range of expenses in the table above does not include the effect of the
   Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2014 after     Lowest Highest
the effect of Expense Limitation Arrangements/(16)/          0.62%  3.26%
---------------------------------------------------------------------------

For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

Notes:

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make a withdrawal or surrender your contract to receive its cash value. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1"

               Surrender                 Surrender
Contract Year   Charge    Contract Year   Charge
1............. 6.00%      4............. 4.00%
2............. 6.00%      5............. 3.00%
3............. 5.00%      6+............ 0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of
   12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under
   "Charges that AXA Equitable deducts" in "Charges and expenses" later in this
   Prospectus.

(4)These charges may increase over time to cover our administrative costs. We may discontinue these services at any time, with or without notice.

(5)The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6)This charge is currently waived. This waiver may be discontinued at any time, with or without notice.

                                   FEE TABLE

(7)Beginning with your first contract date anniversary, we will deduct this charge on any contract date anniversary on which your account value is less than $50,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge. This charge will no longer apply to NQ contracts following election of an Income Edge payment program, even if your account value falls below $50,000.

(8)This charge does not apply to Investment Edge(R) ADV contracts.

(9)Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(10)The separate account annual expenses compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(11)Investment Edge(R) and Investment Edge Select(R) contract owners only: You may be eligible for a reduction in the Contract fee. See "Breakpoint
    Credit" in "Contract features and benefits" for more information.

(12)This fee DOES NOT APPLY to any variable investment options that we currently offer.

(13)On each day of your contract, your NAR is equal to (A) minus (B), where (A)
    equals your Protected premium death benefit base; and (B) equals your account value on that day. Your NAR can never be less than zero. For more information, see "Protected premium death benefit charge" in "Charges and expenses" later in this Prospectus.

(14)If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Protected Premium death benefit is otherwise terminated, we will deduct the cumulative accrued charge for that year from your account value.

(15)Age at issue, and subsequently, as of your most recent contract date anniversary. For jointly owned contracts, the charge is based on the age of the older joint owner. The daily charge percentage increases automatically on each contract date anniversary following the date on which you reach the next age bracket shown in the table.

(16)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying portfolios. In addition, the "Lowest"
    represents the total annual operating expenses of the EQ/Equity 500 Index
    Portfolio. The "Highest" represents the total annual operating expenses of the Neuberger Berman Absolute Return Multi-Manager Portfolio. For more information, see the prospectuses for the Portfolios.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated. These examples use an average Contract
Maintenance Fee based on anticipated sales and contract sizes, which results in an estimated administrative charge of 0.05% of contract value.

The Contract Maintenance Fee and any applicable withdrawal charge do apply to the amounts allocated to the dollar cost averaging program (as available).

These examples assume that you invest $10,000 in the contract for the time periods indicated and elect the Protected premium death benefit, that your investment has a 5% return each year, and that on each valuation day your account value increases to reflect this assumed growth rate. Based on these assumptions, your account value is always greater than the Protected premium death benefit base, so your Net Amount at Risk (as described in "Protected premium death benefit charge" in the "Charges and expenses" section later in the Prospectus) never results in a charge for the Protected premium death benefit. For an example of how the Protected premium death benefit charge is calculated when your Net Amount at Risk is positive, see Appendix VII.

These examples also assume separate account annual expenses and total annual expenses of the Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option.
Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                         INVESTMENT EDGE
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,648 $3,476  $4,998   $8,241  $1,048 $2,976  $4,698   $8,241
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  786 $1,075  $1,289   $2,144  $  186 $  575  $  989   $2,144
---------------------------------------------------------------------------------------------------
                                      INVESTMENT EDGE SELECT
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,064 $3,016  $4,753   $8,309  $1,064 $3,016  $4,753   $8,309
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  202 $  623  $1,069   $2,308  $  202 $  623  $1,069   $2,308
---------------------------------------------------------------------------------------------------

                                   FEE TABLE

                                       INVESTMENT EDGE ADV
---------------------------------------------------------------------------------------------------
                                         IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF THE      CONTRACT AT THE END OF THE
                                        APPLICABLE TIME PERIOD          APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                        $964  $2,761  $4,395   $7,859   $964  $2,761  $4,395   $7,859
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                        $102  $  318  $  551   $1,221   $102  $  318  $  551   $1,221
---------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix V at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this Prospectus or the Statement of
Additional Information for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2014.

                                   FEE TABLE

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call
"contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix II summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

--------------------------------------------------------------------------------
WE RESERVE THE RIGHT TO CHANGE OUR CURRENT LIMITATIONS ON YOUR CONTRIBUTIONS
AND TO DISCONTINUE ACCEPTANCE OF CONTRIBUTIONS.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under all Investment Edge(R) series contracts with the same owner or annuitant would then total more than $1,500,000 or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix III later in this Prospectus.

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

--------------------------------------------------------------------------------
THE "OWNER" IS THE PERSON WHO IS THE NAMED OWNER IN THE CONTRACT AND, IF AN
INDIVIDUAL, IS THE MEASURING LIFE FOR DETERMINING CERTAIN CONTRACT FEATURES.
THE "ANNUITANT" IS THE PERSON WHO IS THE MEASURING LIFE FOR DETERMINING THE
CONTRACT'S MATURITY DATE (IF APPLICABLE). THE ANNUITANT IS NOT NECESSARILY THE
CONTRACT OWNER. WHERE THE OWNER OF A CONTRACT IS A NON-NATURAL PERSON SUCH AS A
COMPANY OR TRUST, THE ANNUITANT (OR THE OLDER OF TWO JOINT ANNUITANTS, IF
APPLICABLE) IS THE MEASURING LIFE FOR DETERMINING CERTAIN CONTRACT FEATURES.
--------------------------------------------------------------------------------

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts a joint annuitant may also be named, but the joint annuitants must be spouses. In addition, special rules regarding joint owners and annuitants apply in connection with election of an Income Edge payment program.
See "Income Edge Payment Program" in "Accessing your money" later in this
Prospectus.

Under Inherited NQ contracts, the owner and annuitant must be the same individual. You must own an Inherited NQ contract in your capacity as the beneficiary of a deceased owner's nonqualified deferred annuity contract issued by another insurance company. See "Inherited NQ beneficiary payment contract"
later in this section for Inherited NQ (including Income Edge Beneficiary
Advantage) requirements.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary and must be age 85 or younger. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Spousal continuation is discussed in the "Payment of death benefit" section.

Investment Edge(R) Select and Investment Edge(R) ADV contracts are not available for purchase by non-natural owners. In addition, Investment Edge(R)
Select contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors
Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix IV at the end of this Prospectus for more information regarding QP contracts.

Certain features of your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these features will be based on the age of the annuitant or the older of two joint annuitants, if applicable. Under QP contracts, all features are based on the age of the annuitant. If the contract is jointly owned, these features will be based on the older of the two owners. In this Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and
JOINT ANNUITANT, respectively, if the contract has a non-natural owner.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in
U.S. dollars, and made payable to AXA Equitable. We

                        CONTRACT FEATURES AND BENEFITS

may also apply contributions made pursuant to an exchange intended to be a
Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For NQ contracts, special rules regarding contributions via Section 1035 exchanges apply to election of an Income Edge payment program, and special rules regarding contributions apply once Income Edge is in effect. See "Income
Edge Payment Program" in "Accessing your money" later in this Prospectus. For
Inherited NQ contracts, contributions must be made via one or more Section 1035 exchanges. See "Inherited NQ beneficiary payout contract" later in this section.

If your contract is sold by a financial professional of AXA Advisors, AXA
Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the
Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority ("FINRA") time requirements. Upon timely and successful completion of this review, AXA
Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. THIS USUALLY IS THE
BUSINESS DAY WE RECEIVE THE PROPERLY COMPLETED AND SIGNED APPLICATION, ALONG
WITH ANY OTHER REQUIRED DOCUMENTS, AND YOUR INITIAL CONTRIBUTION. YOUR CONTRACT
DATE WILL BE SHOWN IN YOUR CONTRACT. THE 12 MONTH PERIOD BEGINNING ON YOUR
CONTRACT DATE AND EACH 12 MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR."
THE END OF EACH 12 MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR
EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS
APRIL 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA
Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR
REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN
EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON
WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES
AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY
CONDITIONS. FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF
TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

The contract provides the variable investment options available for investing.
This section lists each of the variable investment options. The next section,
"Allocating your contributions," discusses dollar cost averaging in general.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options, to add variable investment options and to limit the number of variable investment options which you may elect.

                        CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, ("AXA FMG") a
wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s)
for each Portfolio, if any. The chart below also shows the currently available
Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated
Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers'
respective Portfolios. It may be more profitable for us to offer affiliated
Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective
Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the
Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios)
that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios ("the AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA
Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such
Portfolios is consistent with their desired investment objectives. In doing so,
AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund
Portfolios than certain other Portfolios available to you under your contract.
Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed
Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy"), and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated
Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure.
Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the
Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in
Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "(check mark)" under the column entitled "Volatility
Management."

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the
AXA volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the AXA volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy (or, in the case of the AXA Fund of Fund
Portfolios, invest exclusively in other Portfolios that do not use the AXA volatility management strategy). THIS MAY EFFECTIVELY SUPPRESS THE VALUE OF THE
GUARANTEED BENEFIT. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the AXA volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a

                        CONTRACT FEATURES AND BENEFITS

"(delta)" under the column entitled "Volatility Management." Any such unaffiliated Portfolio is not identified under "Volatility Management" below in the chart. Such techniques could also impact your account value and guaranteed benefit in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.

ASSET TRANSFER PROGRAM. Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program
(ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy
Portfolio (an investment option utilized solely by the ATP) and the other
Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

   (a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

   (b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those
      Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy investment option and others may not.
      If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

---------------------------------------------------------------------------------------------------------------------
                                                                                 INVESTMENT
 AXA PREMIER VIP                                                                 MANAGER (OR
 TRUST PORTFOLIO                                                                 SUB-ADVISER(S), AS     VOLATILITY
 NAME                 SHARE CLASS   OBJECTIVE                                    APPLICABLE)            MANAGEMENT
---------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE        Class B       Seeks to achieve long-term capital           .   AXA Equitable      (check mark)
  ALLOCATION                        appreciation.                                    Funds Management
                                                                                     Group, LLC
---------------------------------------------------------------------------------------------------------------------
AXA MODERATE          Class B       Seeks to achieve long-term capital           .   AXA Equitable      (check mark)
  ALLOCATION                        appreciation and current income.                 Funds Management
                                                                                     Group, LLC
---------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS     Class B       Seeks to achieve long-term capital           .   AXA Equitable      (check mark)
  ALLOCATION                        appreciation and current income, with a          Funds Management
                                    greater emphasis on capital appreciation.        Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks long-term capital appreciation and     .   AXA Equitable
  AGGRESSIVE GROWTH                 current income, with a greater emphasis          Funds Management
                                    on capital appreciation.                         Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks long-term capital appreciation.        .   AXA Equitable
  ALTERNATIVE 100                                                                    Funds Management
  MODERATE                                                                           Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks a high level of current income.        .   AXA Equitable
  CONSERVATIVE                                                                       Funds Management
                                                                                     Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/ GROWTH    Class B       Seeks long-term capital appreciation and     .   AXA Equitable
                                    current income.                                  Funds Management
                                                                                     Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/ INCOME    Class B       Seeks a high level of current income.        .   AXA Equitable
  STRATEGIES                                                                         Funds Management
                                                                                     Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks to achieve long-term total return,     .   AXA Equitable
  INTEREST RATE                     consistent with the preservation of capital      Funds Management
  STRATEGIES                        and prudent investment management.               Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks long-term capital appreciation and     .   AXA Equitable
  INTERNATIONAL                     current income, with a greater emphasis          Funds Management
  MODERATE                          on current income.                               Group, LLC
---------------------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE  Class B       Seeks long-term capital appreciation and     .   AXA Equitable
                                    current income, with a greater emphasis          Funds Management
                                    on current income.                               Group, LLC
---------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------
                                                                              INVESTMENT
 AXA PREMIER VIP                                                              MANAGER (OR
 TRUST PORTFOLIO                                                              SUB-ADVISER(S), AS     VOLATILITY
 NAME                 SHARE CLASS   OBJECTIVE                                 APPLICABLE)            MANAGEMENT
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/           Class B       Seeks long-term capital appreciation and  .   AXA Equitable
  MODERATE GROWTH                   current income, with a greater emphasis       Funds Management
                                    on current income.                            Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ REAL      Class B       Seeks to achieve maximum real return.     .   AXA Equitable
  ASSETS                                                                          Funds Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL     Class B       Seeks to achieve long-term growth of      .   AXA Equitable
  CAP GROWTH                        capital.                                      Funds Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL     Class B       Seeks to achieve long-term growth of      .   AXA Equitable
  CAP VALUE                         capital.                                      Funds Management
                                                                                  Group, LLC
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           INVESTMENT
 EQ ADVISORS                                                                               MANAGER (OR
 TRUST PORTFOLIO                                                                           SUB-ADVISER(S), AS     VOLATILITY
 NAME                             SHARE CLASS   OBJECTIVE                                  APPLICABLE)            MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------------
ALL ASSET                         Class IB      Seeks long-term capital appreciation and   .   AXA Equitable
  AGGRESSIVE - ALT                              current income, with a greater emphasis        Funds Management
  25                                            on capital appreciation.                       Group, LLC
-------------------------------------------------------------------------------------------------------------------------------
ALL ASSET                         Class IB      Seeks long-term capital appreciation.      .   AXA Equitable
  AGGRESSIVE - ALT                                                                             Funds Management
  50                                                                                           Group, LLC
-------------------------------------------------------------------------------------------------------------------------------
ALL ASSET                         Class IB      Seeks long-term capital appreciation.      .   AXA Equitable
  AGGRESSIVE - ALT                                                                             Funds Management
  75                                                                                           Group, LLC
-------------------------------------------------------------------------------------------------------------------------------
AXA/DOUBLELINE                    Class IB      Seeks to maximize current income and       .   DoubleLine
  OPPORTUNISTIC                                 total return.                                  Capital LP
  CORE PLUS BOND
-------------------------------------------------------------------------------------------------------------------------------
AXA/AB DYNAMIC                    Class IB      Seeks to achieve total return from long-   .   AllianceBernstein  (delta)
  MODERATE GROWTH                               term growth of capital and income.             L.P.
  (formerly EQ/AllianceBernstein
  Dynamic Wealth
  Strategies)
-------------------------------------------------------------------------------------------------------------------------------
AXA/AB SHORT                      Class IB      Seeks to achieve a balance of current      .   AllianceBernstein
  DURATION                                      income and capital appreciation,               L.P.
  GOVERNMENT BOND                               consistent with a prudent level of risk.
  (formerly
  EQ/AllianceBernstein
  Short Duration
  Government Bond)
-------------------------------------------------------------------------------------------------------------------------------
AXA/AB SMALL CAP                  Class IB      Seeks to achieve long-term growth of       .   AllianceBernstein
  GROWTH (formerly                              capital.                                       L.P.
  EQ/AllianceBernstein
  Small Cap Growth)
-------------------------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES                 Class IB      Seeks to achieve capital appreciation.     .   Loomis, Sayles &
  GROWTH                                                                                       Company, L.P.
-------------------------------------------------------------------------------------------------------------------------------
AXA NATURAL                       Class IB      Seeks to achieve long-term growth of       .   AllianceBernstein
  RESOURCES                                     capital.                                       L.P.
-------------------------------------------------------------------------------------------------------------------------------
AXA SMARTBETA EQUITY              Class IB      Seeks to achieve long-term capital         .   AXA Rosenberg
                                                appreciation.                                  Management, LLC
-------------------------------------------------------------------------------------------------------------------------------
AXA/TEMPLETON                     Class IB      Seeks to achieve long-term capital growth  .   AXA Equitable      (check mark)
  GLOBAL EQUITY                                 with an emphasis on risk adjusted returns      Funds Management
  MANAGED VOLATILITY                            and managing volatility in the Portfolio.      Group, LLC
                                                                                           .   BlackRock
                                                                                               Investment
                                                                                               Management, LLC
                                                                                           .   Templeton
                                                                                               Investment
                                                                                               Counsel, LLC
-------------------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 EQ ADVISORS                                                                    MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS     VOLATILITY
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)            MANAGEMENT
------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC    Class IB      Seeks to achieve capital appreciation and   .   BlackRock
  VALUE EQUITY                      secondarily, income.                            Investment
                                                                                    Management, LLC
------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS    Class IB      Seeks a combination of growth and           .   Boston Advisors,
  EQUITY INCOME                     income to achieve an above-average and          LLC
                                    consistent total return.
------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY   Class IB      Seeks to achieve long-term capital          .   Calvert
  RESPONSIBLE                       appreciation.                                   Investment
                                                                                    Management Inc.
------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK       Class IB      Seeks to achieve a total return before      .   AllianceBernstein
  INDEX                             expenses that approximates the total            L.P.
                                    return performance of the Russell 3000(R)
                                    Index, including reinvestment of
                                    dividends, at a risk level consistent with
                                    that of the Russell 3000(R) Index.
------------------------------------------------------------------------------------------------------------------
EQ/CONVERTIBLE        Class IB      Seeks a high level of total return.         .   AXA Equitable
  SECURITIES                                                                        Funds Management
                                                                                    Group, LLC
                                                                                .   Palisade Capital
                                                                                    Management, L.L.C.
------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX    Class IB      Seeks to achieve a total return before      .   SSgA Funds
                                    expenses that approximates the total            Management, Inc.
                                    return performance of the Barclays
                                    Intermediate U.S. Government/Credit
                                    Index, including reinvestment of
                                    dividends, at a risk level consistent with
                                    that of the Barclays Intermediate U.S.
                                    Government/Credit Index.
------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS   Class IB      Seeks to achieve long-term growth of        .   AllianceBernstein
  EQUITY PLUS                       capital.                                        L.P.
                                                                                .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
                                                                                .   EARNEST Partners,
                                                                                    LLC
------------------------------------------------------------------------------------------------------------------
EQ/ENERGY ETF         Class IB      Seeks long-term capital appreciation.       .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX   Class IB      Seeks to achieve a total return before      .   AllianceBernstein
                                    expenses that approximates the total            L.P.
                                    return performance of the Standard &
                                    Poor's 500 Composite Stock Price Index,
                                    including reinvestment of dividends, at a
                                    risk level consistent with that of the
                                    Standard & Poor's 500 Composite Stock
                                    Price Index.
------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS      Class IB      Seeks to achieve capital appreciation.      .   GAMCO Asset
  AND ACQUISITIONS                                                                  Management, Inc.
------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL        Class IB      Seeks to maximize capital appreciation.     .   GAMCO Asset
  COMPANY VALUE                                                                     Management, Inc.
------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD BOND    Class IB      Seeks to maximize current income.           .   AXA Equitable
                                                                                    Funds Management
                                                                                    Group, LLC
                                                                                .   AXA Investment
                                                                                    Managers, Inc.
                                                                                .   Post Advisory
                                                                                    Group, LLP
------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT
 EQ ADVISORS                                                                    MANAGER (OR
 TRUST PORTFOLIO                                                                SUB-ADVISER(S), AS     VOLATILITY
 NAME                 SHARE CLASS   OBJECTIVE                                   APPLICABLE)            MANAGEMENT
------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE       Class IB      Seeks to achieve a total return before      .   AXA Equitable
  GOVERNMENT BOND                   expenses that approximates the total            Funds Management
                                    return performance of the Barclays              Group, LLC
                                    Intermediate U.S. Government Bond           .   SSgA Funds
                                    Index, including reinvestment of                Management, Inc.
                                    dividends, at a risk level consistent with
                                    that of the Barclays Intermediate U.S.
                                    Government Bond Index.
------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL      Class IB      Seeks to achieve a total return (before     .   AllianceBernstein
  EQUITY INDEX                      expenses) that approximates the total           L.P.
                                    return performance of a composite index
                                    comprised of 40% DJ EURO STOXX 50
                                    Index, 25% FTSE 100 Index, 25% TOPIX
                                    Index, and 10% S&P/ASX 200 Index,
                                    including reinvestment of dividends, at a
                                    risk level consistent with that of the
                                    composite index.
------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH   Class IB      Seeks to achieve a total return before      .   AllianceBernstein
  INDEX                             expenses that approximates the total            L.P.
                                    return performance of the Russell 1000(R)
                                    Growth Index, including reinvestment of
                                    dividends at a risk level consistent with
                                    that of the Russell 1000(R) Growth Index.
------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE    Class IB      Seeks to achieve a total return before      .   SSgA Funds
  INDEX                             expenses that approximates the total            Management, Inc.
                                    return performance of the Russell 1000(R)
                                    Value Index, including reinvestment of
                                    dividends, at a risk level consistent with
                                    that of the Russell 1000(R) Value Index.
------------------------------------------------------------------------------------------------------------------
EQ/LOW VOLATILITY     Class IB      Seeks long-term capital appreciation with   .   AXA Equitable
  GLOBAL ETF                        lower absolute volatility than the broad        Funds Management
                                    equity markets.                                 Group, LLC
------------------------------------------------------------------------------------------------------------------
EQ/MFS                Class IB      Seeks to achieve capital appreciation.      .   Massachusetts
  INTERNATIONAL                                                                     Financial
  GROWTH                                                                            Services Company
                                                                                    d/b/a MFS
                                                                                    Investment
                                                                                    Management
------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX      Class IB      Seeks to achieve a total return before      .   SSgA Funds
                                    expenses that approximates the total            Management, Inc.
                                    return performance of the Standard &
                                    Poor's Mid Cap 400 Index, including
                                    reinvestment of dividends, at a risk level
                                    consistent with that of the Standard &
                                    Poor's Mid Cap 400 Index.
------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET       Class IB      Seeks to obtain a high level of current     .   The Dreyfus
                                    income, preserve its assets and maintain        Corporation
                                    liquidity.
------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY     Class IB      Seeks to achieve capital growth.            .   Morgan Stanley
  MID CAP GROWTH                                                                    Investment
                                                                                    Management Inc.
------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER        Class IB      Seeks to achieve capital appreciation.      .   OppenheimerFunds,
  GLOBAL                                                                            Inc.
------------------------------------------------------------------------------------------------------------------
EQ/PIMCO GLOBAL       Class IB      Seeks to achieve maximum real return,       .   Pacific
  REAL RETURN                       consistent with preservation of capital         Investment
                                    and prudent investment management.              Management
                                                                                    Company LLC
------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------------------------
                                                                               INVESTMENT
 EQ ADVISORS                                                                   MANAGER (OR
 TRUST PORTFOLIO                                                               SUB-ADVISER(S), AS     VOLATILITY
 NAME                 SHARE CLASS   OBJECTIVE                                  APPLICABLE)            MANAGEMENT
-----------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA        Class IB      Seeks to generate a return in excess of    .   Pacific
  SHORT BOND                        traditional money market products while        Investment
                                    maintaining an emphasis on preservation        Management
                                    of capital and liquidity.                      Company LLC
-----------------------------------------------------------------------------------------------------------------
EQ/REAL ESTATE PLUS   Class IB      Seeks to provide long-term capital         .   AllianceBernstein
                                    appreciation and current income.               L.P.
                                                                               .   AXA Equitable
                                                                                   Funds Management
                                                                                   Group, LLC
                                                                               .   Pacific
                                                                                   Investment
                                                                                   Management
                                                                                   Company LLC
-----------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY      Class IB      Seeks to replicate as closely as possible  .   AllianceBernstein
  INDEX                             (before expenses) the total return of the      L.P.
                                    Russell 2000 Index.
-----------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE      Class IB      Seeks to achieve long-term capital         .   T. Rowe Price
  GROWTH STOCK                      appreciation and secondarily, income.          Associates, Inc.
-----------------------------------------------------------------------------------------------------------------
MULTIMANAGER          Class IB      Seeks to achieve long-term growth of       .   Allianz Global
  TECHNOLOGY                        capital.                                       Investors U.S. LLC
                                                                               .   AXA Equitable
                                                                                   Funds Management
                                                                                   Group, LLC
                                                                               .   SSgA Funds
                                                                                   Management, Inc.
                                                                               .   Wellington
                                                                                   Management
                                                                                   Company, LLP
--------------------------------------------------------------------------------------------------------------------
 AIM VARIABLE
 INSURANCE FUNDS
 (INVESCO VARIABLE
 INSURANCE
 FUNDS) - SERIES II                                                                   INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                        SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I.         The Fund's investment objective is total return with a low to    .   Invesco Advisers, Inc.
  BALANCED-RISK      moderate correlation to traditional financial market indices.
  ALLOCATION FUND
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL  The fund's investment objective is long-term growth of capital.  .   Invesco Advisers, Inc.
  HEALTH CARE FUND
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL  The fund's investment objective is total return through          .   Invesco Advisers, Inc.
  REAL ESTATE FUND   growth of capital and current income.                            .   Invesco Asset Management
                                                                                          Limited
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. HIGH    The fund's investment objective is total return, comprised       .   Invesco Advisers, Inc.
  YIELD FUND         of current income and capital appreciation.
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I.         The fund's investment objective is long-term growth of           .   Invesco Advisers, Inc.
  INTERNATIONAL      capital.
  GROWTH FUND
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL   The fund's investment objective is long-term growth of           .   Invesco Advisers, Inc.
  CAP EQUITY FUND    capital.
--------------------------------------------------------------------------------------------------------------
 AB
 VARIABLE PRODUCT
 SERIES FUND, INC.
 - CLASS B                                                                      INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                  SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
AB VPS GLOBAL        The Portfolio's investment objective is long-term growth   .   AllianceBernstein L.P.
  THEMATIC GROWTH    of capital.
  (formerly
  AllianceBernstein
  VPS Global
  Thematic Growth)
--------------------------------------------------------------------------------------------------------------
AB VPS GROWTH AND    The Portfolio's investment objective is long-term growth   .   AllianceBernstein L.P.
  INCOME (formerly   of capital.
  AllianceBernstein
  VPS Growth and
  Income)
--------------------------------------------------------------------------------------------------------------
AB VPS REAL ESTATE   The Portfolio's investment objective is total return from  .   AllianceBernstein L.P.
  INVESTMENT         long-term growth of capital and income.
  (formerly
  AllianceBernstein
  VPS Real Estate
  Investment)
--------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 AB
 VARIABLE PRODUCT
 SERIES FUND, INC.
 - CLASS B                                                                     INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
AB VPS SMALL/MID     The Portfolio's investment objective is long-term growth  .   AllianceBernstein L.P.
  CAP VALUE          of capital.
  (formerly
  AllianceBernstein
  VPS Small/Mid Cap
  Value)
---------------------------------------------------------------------------------------------------------------------
 ALPS VARIABLE
 INVESTMENT TRUST -
 CLASS III SHARES                                                                      INVESTMENT ADVISOR (OR
 PORTFOLIO NAME      OBJECTIVE                                                         SUB-ADVISOR(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
ALPS | RED ROCK      To seek to maximize total return, which consists of appreciation  .   ALPS Advisors, Inc/Red
  LISTED PRIVATE     on its investments and a variable income stream.                      Rocks Capital, LLC
  EQUITY PORTFOLIO
------------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE
 PORTFOLIOS, INC. -
 CLASS II                                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                      SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP  The fund pursues long-term total return using a strategy that  .   American Century
  INFLATION          seeks to protect against U.S. inflation.                           Investment Management,
  PROTECTION FUND                                                                       Inc.
------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP  The fund seeks long-term capital growth. Income is a           .   American Century
  MID CAP VALUE FUND secondary objective.                                               Investment Management,
                                                                                        Inc.
----------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE
 SERIES(R) - CLASS
 4 SHARES                                                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE
----------------------------------------------------------------------------------------------------------------
ASSET ALLOCATION     The Fund's investment objective is to provide you with       .   Capital Research and
  FUND/SM/           high total return (including income and capital gains)           Management Company
                     consistent with preservation of capital over the long term.
----------------------------------------------------------------------------------------------------------------
GLOBAL GROWTH        The fund's investment objective is to provide you with       .   Capital Research and
  FUND/SM/           long-term growth of capital.                                     Management Company
----------------------------------------------------------------------------------------------------------------
GROWTH-INCOME        The fund's investment objectives are to achieve long-term    .   Capital Research and
  FUND/SM/           growth of capital and income.                                    Management Company
----------------------------------------------------------------------------------------------------------------
GLOBAL SMALL         The fund's investment objective is to provide you with       .   Capital Research and
  CAPITALIZATION     long-term growth of capital.                                     Management Company
  FUND/SM/
----------------------------------------------------------------------------------------------------------------
INTERNATIONAL        The fund's investment objective is to provide you with long- .   Capital Research and
  GROWTH AND INCOME  term growth of capital while providing current income.           Management Company
  FUND/SM/
----------------------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)    The fund's investment objective is long-term capital         .   Capital Research and
                     appreciation.                                                    Management Company
----------------------------------------------------------------------------------------------------------------
 BLACKROCK VARIABLE
 SERIES
 FUNDS, INC. -
 CLASS III                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                              SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------
BLACKROCK GLOBAL     To seek high total investment return.  .   BlackRock Advisors, LLC
  ALLOCATION V.I.
  FUND
------------------------------------------------------------------------------------------
BLACKROCK GLOBAL     To seek long-term growth of capital.   .   BlackRock Advisors, LLC
  OPPORTUNITIES
  V.I. FUND
-----------------------------------------------------------------------------------------------------------
 DELAWARE VIP(R)
 TRUST - SERVICE
 CLASS                                                                       INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)      Seeks maximum total return, consistent with reasonable  .   Delaware Management
  DIVERSIFIED        risk.                                                       Company
  INCOME SERIES
-----------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)      Seeks long-term capital appreciation.                   .   Delaware Management
  EMERGING MARKETS                                                               Company
  SERIES
-----------------------------------------------------------------------------------------------------------
DELAWARE VIP(R)      Seeks maximum total return, consistent with reasonable  .   Delaware Management
  LIMITED-TERM       risk.                                                       Company
  DIVERSIFIED
  INCOME SERIES
-----------------------------------------------------------------------------------------------
 EATON VANCE
 VARIABLE TRUST                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                   SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------
EATON VANCE VT       To provide a high level of current income.  .   Eaton Vance Management
  FLOATING-RATE
  INCOME FUND
------------------------------------------------------------------------------------------------------------
 FEDERATED
 INSURANCE SERIES -
 SERVICE SHARES                                                               INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
FEDERATED HIGH       Seeking high current income by investing primarily in a  .   Federated Investment
  INCOME BOND FUND   professionally managed, diversified portfolio of fixed-      Management Company
  II                 income securities.
------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 FEDERATED
 INSURANCE SERIES -
 SERVICE SHARES                                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
FEDERATED KAUFMANN   Seeking capital appreciation by investing principally in  .   Federated Equity
  FUND II            common stocks.                                                Management Company of
                                                                                   Pennsylvania
                                                                               .   Sub-Adviser: Federated
                                                                                   Global Investment
                                                                                   Management Corporation
------------------------------------------------------------------------------------------------------------
 FIDELITY(R)
 VARIABLE INSURANCE
 PRODUCTS (VIP) -
 SERVICE CLASS 2                                                              INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks long-term capital appreciation.                    .   Fidelity Management &
  CONTRAFUND(R)                                                                   Research Company (FMR)
  PORTFOLIO
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID  Seeks long-term growth of capital.                       .   Fidelity Management &
  CAP PORTFOLIO                                                                   Research Company (FMR)
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks a high level of current income. The fund may also  .   Fidelity Management &
  STRATEGIC INCOME   seek capital appreciation.                                   Research Company (FMR)
  PORTFOLIO
-------------------------------------------------------------------------------------------------------
 FIRST TRUST
 VARIABLE INSURANCE
 TRUST                                                                   INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                           SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW      Seeks to provide total return by allocating among   .   First Trust Advisors L.P.
  JONES DIVIDEND &   dividend-paying stocks and investment grade bonds.
  INCOME ALLOCATION
  PORTFOLIO
-------------------------------------------------------------------------------------------------------
FIRST TRUST MULTI    Seeks to maximize current income, with a secondary  .   First Trust Advisors L.P.
  INCOME ALLOCATION  objective of capital appreciation.
  PORTFOLIO
-------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST -
 CLASS 2                                                                          INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                    SUB-ADVISER(S), AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------
FRANKLIN FOUNDING    The Fund's principal investment goal is capital              .   Fund Administrator:
  FUNDS ALLOCATION   appreciation. Its secondary goal is income.                      Franklin Templeton
  VIP FUND                                                                            Services, LLC
----------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME VIP  Seeks to maximize income while maintaining prospects         .   Franklin Advisers, Inc.
  FUND               for capital appreciation.
----------------------------------------------------------------------------------------------------------------
FRANKLIN MUTUAL      The Fund's principal investment goal is capital              .   Franklin Mutual Advisers,
  SHARES VIP FUND    appreciation. Its secondary goal is income.                      LLC
----------------------------------------------------------------------------------------------------------------
FRANKLIN RISING      Seeks long-term capital appreciation, with preservation of   .   Franklin Advisory
  DIVIDENDS VIP FUND capital as an important consideration.                           Services, LLC
----------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL     Seeks high current income, consistent with preservation of   .   Franklin Advisers, Inc.
  BOND VIP FUND      capital. Capital appreciation is a secondary consideration.
-----------------------------------------------------------------------------------------------------------
 GUGGENHEIM
 VARIABLE TRUST                                                              INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
GUGGENHEIM VIF       The Fund seeks to generate positive total returns over  .   Security Investors, LLC,
  GLOBAL MANAGED     time.                                                       which operates under the
  FUTURES STRATEGY                                                               name Guggenheim
  FUND                                                                           Investments.
-----------------------------------------------------------------------------------------------------------
 HARTFORD HLS FUNDS
 - CLASS IC SHARES                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                             SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------
HARTFORD CAPITAL     The Fund seeks growth of capital.     .   Hartford Funds Management
  APPRECIATION HLS                                             Company, LLC
  FUND                                                     .   Sub-Adviser: Wellington
                                                               Management Company LLP
-----------------------------------------------------------------------------------------
HARTFORD GROWTH      The Fund seeks capital appreciation.  .   Hartford Funds Management
  OPPORTUNITIES HLS                                            Company, LLC
  FUND                                                     .   Sub-Adviser: Wellington
                                                               Management Company LLP
-------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE
 PORTFOLIOS                                            INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                         SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET  To seek to provide total return.  .   Waddell & Reed Investment
  STRATEGY                                                 Management Company
                                                           (WRIMCO)
-------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE
 PORTFOLIOS                                                               INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                            SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY To seek to provide capital growth and appreciation.  .   Waddell & Reed Investment
                                                                              Management Company
                                                                              (WRIMCO)
--------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MICRO  To seek to provide growth of capital.                .   Waddell & Reed Investment
  CAP GROWTH                                                                  Management Company
                                                                              (WRIMCO)
                                                                          .   Sub-Adviser: Wall Street
                                                                              Associates, LLC (WSA)
--------------------------------------------------------------------------------------------------------
IVY FUNDS VIP        To seek to provide growth of capital.                .   Waddell & Reed Investment
  SCIENCE AND                                                                 Management Company
  TECHNOLOGY                                                                  (WRIMCO)
--------------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES
 -
 SERVICE SHARES                                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                 SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
BALANCED PORTFOLIO   Seeks long-term capital growth, consistent with           .   Janus Capital Management
                     preservation of capital and balanced by current income.       LLC
-------------------------------------------------------------------------------------------------------------
FLEXIBLE BOND        Seeks to obtain maximum total return, consistent with     .   Janus Capital Management
  PORTFOLIO          preservation of capital.                                      LLC
-------------------------------------------------------------------------------------------------------------
JANUS ASPEN INTECH   Seeks capital appreciation.                               .   INTECH Investment
  U.S. LOW                                                                         Management LLC
  VOLATILITY
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------
 JPMORGAN INSURANCE
 TRUST - CLASS 2
 SHARES
 PORTFOLIO NAME      OBJECTIVE                                                 INVESTMENT MANAGER
-------------------------------------------------------------------------------------------------------------
JPMORGAN INSURANCE   The Portfolio seeks to maximize long-term total return.   .   J.P. Morgan Investment
  TRUST GLOBAL                                                                     Management Inc.
  ALLOCATION
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------
JPMORGAN INSURANCE   The Portfolio seeks to maximize income while maintaining  .   J.P. Morgan Investment
  TRUST INCOME       prospects for capital appreciation.                           Management Inc.
  BUILDER PORTFOLIO
------------------------------------------------------------------------------------------
 LAZARD RETIREMENT
 SERIES, INC. -
 SERVICE SHARES                                             INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                              SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------
LAZARD RETIREMENT    Seeks long-term capital appreciation.  .   Lazard Asset Management
  EMERGING MARKETS                                              LLC
  EQUITY PORTFOLIO
---------------------------------------------------------------------------------------------------------------
 LEGG MASON
 PARTNERS VARIABLE
 EQUITY TRUST -
 SHARE CLASS II                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                   SUB-ADVISER(S),AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
CLEARBRIDGE          The fund seeks capital appreciation.                        .   Legg Mason Partners Fund
  VARIABLE                                                                           Advisor, LLC (Investment
  AGGRESSIVE GROWTH                                                                  Manager)
  PORTFOLIO                                                                      .   Sub-Adviser: ClearBridge
                                                                                     Investments, LLC
---------------------------------------------------------------------------------------------------------------
CLEARBRIDGE          The fund seeks dividend income, growth of dividend          .   Legg Mason Partners Fund
  VARIABLE DIVIDEND  income and long-term capital appreciation.                      Advisor, LLC (Investment
  STRATEGY                                                                           Manager)
  PORTFOLIO                                                                      .   Sub-Adviser: ClearBridge
  (formerly                                                                          Investments, LLC
  ClearBridge
  Variable Equity
  Income)
---------------------------------------------------------------------------------------------------------------
QS LEGG MASON        The fund seeks the highest total return (that is, a         .   Legg Mason Partners Fund
  DYNAMIC MULTI-     combination of income and long-term capital                     Advisor, LLC (Investment
  STRATEGY VIT       appreciation) over time consistent with its asset mix. The      Manager)
  PORTFOLIO          fund will seek to reduce volatility as a secondary          .   Sub-Adviser: QS Legg
                     objective.                                                      Mason Global Asset
                                                                                     Allocation, LLC
                                                                                 .   Sub-Adviser: Western
                                                                                     Asset Management Company
------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES
 FUND, INC. -                                                                 INVESTMENT MANAGER
 CLASS VC                                                                     (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                APPLICABLE)
------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND     The fund's investment objective is to seek high current  .   Lord, Abbett & Co. LLC
  DEBENTURE          income and the opportunity for capital appreciation to
  PORTFOLIO (VC)     produce a high total return.
------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUSTS -                                                            INVESTMENT MANAGER
 SERVICE CLASS                                                                 (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                 APPLICABLE)
-------------------------------------------------------------------------------------------------------------
MFS(R)               The fund's investment objective is to seek capital        .   Massachusetts Financial
  INTERNATIONAL      appreciation.                                                 Services Company
  VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS     The fund's investment objective is to seek capital        .   Massachusetts Financial
  TRUST SERIES       appreciation.                                                 Services Company
-------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH      The fund's investment objective is to seek capital        .   Massachusetts Financial
  SERIES             appreciation.                                                 Services Company
-------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES     The fund's investment objective is to seek total return.  .   Massachusetts Financial
  SERIES                                                                           Services Company
-------------------------------------------------------------------------------------------------------------
MFS(R) VALUE SERIES  The fund's investment objective is to seek capital        .   Massachusetts Financial
                     appreciation.                                                 Services Company
------------------------------------------------------------------------------------------------------------
 NEUBERGER BERMAN
 ADVISERS
 MANAGEMENT TRUST -                                                           INVESTMENT MANAGER
 S CLASS SHARES                                                               (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                APPLICABLE)
------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN     The fund seeks capital appreciation with an emphasis on  .   Neuberger Berman
  ABSOLUTE RETURN    absolute (i.e., positive) returns.                           Management LLC
  MULTI-MANAGER
  PORTFOLIO
------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN     The fund seeks long-term growth of capital by investing  .   Neuberger Berman
  INTERNATIONAL      primarily in common stocks of foreign companies.             Management LLC
  EQUITY PORTFOLIO/
  /(Formerly
  Neuberger Berman
  International
  Portfolio)
------------------------------------------------------------------------------------------------------------------
 NORTHERN LIGHTS                                                                    INVESTMENT MANAGER
 VARIABLE TRUST                                                                     (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                      APPLICABLE)
------------------------------------------------------------------------------------------------------------------
7TWELVE/TM/          The Portfolio seeks to provide superior risk-adjusted returns  .   7Twelve Advisors, LLC
  BALANCED PORTFOLIO when compared to the bond and equity markets in general.
----------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST -
 ADMINISTRATIVE                                                                   INVESTMENT MANAGER
 CLASS                                                                            (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME      OBJECTIVE                                                    APPLICABLE)
----------------------------------------------------------------------------------------------------------------
PIMCO GLOBAL BOND    Seeks maximum total return, consistent with preservation of  .   Pacific Investment
  PORTFOLIO          capital and prudent investment management.                       Management Company LLC
  (UNHEDGED)
----------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST -                                                                       INVESTMENT MANAGER
 ADVISOR CLASS                                                                           (OR SUB-ADVISER(S), AS
 PORTFOLIO NAME          OBJECTIVE                                                       APPLICABLE)
-----------------------------------------------------------------------------------------------------------------------
PIMCO                    Seeks maximum real return consistent with prudent investment    .   Pacific Investment
  COMMODITYREALRETURN(R) management.                                                         Management Company LLC
  STRATEGY PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
PIMCO EMERGING           Seeks maximum total return, consistent with preservation of     .   Pacific Investment
  MARKETS BOND           capital and prudent investment management.                          Management Company LLC
  PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
PIMCO GLOBAL             The Portfolio seeks total return which exceeds that of a blend  .   Pacific Investment
  MULTI-ASSET            of 60% MSCI World Index/40% Barclay's U.S. Aggregate                Management Company LLC
  MANAGED                Index.
  ALLOCATION
  PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
PIMCO TOTAL RETURN       Seek maximum total return, consistent with preservation of      .   Pacific Investment
  PORTFOLIO              capital and prudent investment management.                          Management Company LLC
---------------------------------------------------------------------------------------------------------------------
 PUTNAM VARIABLE
 TRUST - IB SHARE
 CLASS                                                                                 INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                         SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
PUTNAM VT ABSOLUTE   Seeks to earn a positive total return that exceeds the return on  .   Putnam Investment
  RETURN 500 FUND    U.S. Treasury bills by 500 basis points (or 5.00%) on an              Management, LLC
                     annualized basis over a reasonable period of time (generally at   .   The Putnam Advisory
                     least three years or more) regardless of market conditions.           Company, LLC
                                                                                       .   Putnam Investments
                                                                                           Limited, LLC
---------------------------------------------------------------------------------------------------------------------
PUTNAM VT            Seeks high a level of current income as Putnam Investment         .   Putnam Investment
  DIVERSIFIED        Management, LLC believes is consistent with preservation of           Management, LLC
  INCOME FUND        capital.                                                          .   Putnam Investments
                                                                                           Limited, LLC
---------------------------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL     Seeks long-term return consistent with preservation of            .   Putnam Investment
  ASSET ALLOCATION   capital.                                                              Management, LLC
  FUND                                                                                 .   Putnam Investments
                                                                                           Limited.
                                                                                       .   The Putnam Advisory
                                                                                           Company, LLC
---------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------
 PUTNAM VARIABLE
 TRUST - IB SHARE
 CLASS                                            INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                    SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------
PUTNAM VT RESEARCH   Seeks capital appreciation.  .   Putnam Investment
  FUND                                                Management, LLC
                                                  .   Putnam Investments
                                                      Limited.
                                                  .   The Putnam Advisory
                                                      Company, LLC
------------------------------------------------------------------------------------------------------------
 SEI INSURANCE
 PRODUCT TRUST                                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
SEI VP Balanced      Capital appreciation while maintaining broad equity and  .   SEI Investments
  Strategy Fund      fixed income market participation.                           Management Corporation
------------------------------------------------------------------------------------------------------------
SEI VP Conservative  Manage risk of loss while providing the opportunity for  .   SEI Investments
  Strategy Fund      modest capital appreciation.                                 Management Corporation
------------------------------------------------------------------------------------------------------------
SEI VP Market        Capital appreciation while maintaining broad equity and  .   SEI Investments
  Growth Strategy    fixed income market participation.                           Management Corporation
  Fund
------------------------------------------------------------------------------------------------------------
SEI VP Market Plus   Long-term capital appreciation.                          .   SEI Investments
  Strategy Fund                                                                   Management Corporation
------------------------------------------------------------------------------------------------------------
SEI VP Moderate      Capital appreciation, while managing the risk of loss.   .   SEI Investments
  Strategy Fund                                                                   Management Corporation
------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE
 EQUITY SERIES, INC.                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME       OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks a high level of dividend income and long-term      .   T. Rowe Price Associates,
  EQUITY INCOME       capital growth primarily through investments in stocks.      Inc.
  PORTFOLIO - II
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks long-term capital appreciation.                    .   T. Rowe Price Associates,
  HEALTH SCIENCES                                                                  Inc.
  PORTFOLIO - II
-------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST
 - INITIAL SHARES                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                              SUB-ADVISER(S), AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
VAN ECK VIP          Seeks high total return -- income plus capital         .   Van Eck Associates
  UNCONSTRAINED      appreciation -- by investing globally, primarily in a      Corporation
  EMERGING MARKETS   variety of debt securities.
  BOND FUND
-------------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST
 - S CLASS                                                                           INVESTMENT MANAGER (OR
 PORTFOLIO NAME      OBJECTIVE                                                       SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL   Seeks long-term capital appreciation by investing primarily in  .   Van Eck Associates
  HARD ASSETS FUND   hard asset securities. Income is a secondary consideration.         Corporation
-------------------------------------------------------------------------------------------------------------------

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVE, RISKS, AND CHARGES AND EXPENSES
OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS
CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE
PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN
COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY
CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                        CONTRACT FEATURES AND BENEFITS

ALLOCATING YOUR CONTRIBUTIONS

Your initial contribution and any subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit (either in writing or electronically, depending on the form being used) new allocation instructions on a form that we provide. The maximum number of investment options that may be listed in your allocation instructions on file or for rebalancing (whether scheduled/recurring or one time) is 100.

TRANSFERS. Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

Transfer requests do not change the allocation instructions on file for any future contribution or scheduled/recurring rebalancing. This means that upon the next scheduled/recurring rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. For more information about transferring your account value, please see "Transferring your money among investment options" later in this
Prospectus.

You may also provide instructions for a one-time rebalancing of your account.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Please note that an allocation change for future contributions will not automatically change the scheduled/recurring rebalancing instructions on file for your account.

YOUR RESPONSIBILITY FOR ALLOCATION DECISIONS

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract. If your financial professional is with AXA
Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

DOLLAR COST AVERAGING

We offer a dollar cost averaging program via scheduled transfers from the
EQ/Money Market investment option to the other available variable investment options. The program allows you to gradually allocate amounts to available variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high.
Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect. For NQ contracts, existing dollar cost averaging programs will continue after the election of an Income Edge payment program.

--------------------------------------------------------------------------------
UNITS MEASURE YOUR VALUE IN EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------

You may dollar cost average from the EQ/Money Market investment option, subject to the following:

..   Initial contributions to the program must be at least $5,000 (i.e., your value in the EQ/Money Market variable investment option must be at least
    $5,000 when you begin the program).

..   Contributions into the program may be new contributions, or you may transfer amounts allocated to other variable investment options to initiate the program. You can make additional contributions to a program after a program has started.

..   You may choose either a 3 month, 6 month, or 12 month time period for participation in the dollar cost averaging program; however, you may only have one time period in effect at any time and once you select a time period, you may not change it and subsequent contributions or transfers into the program will not extend the duration of an existing program.

..   Currently, your account value may only be transferred from the program into the variable investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis.

..   For the program, you may select different variable investment options than those in your allocation instructions on file, except that you may not do so on your initial application for the contract.

..   If the value in the EQ/Money Market variable investment option is less than or equal to the scheduled transfer amount, the entire amount in the account will be transferred and the program will terminate.

..   You can enroll in a dollar cost averaging program on your contract application or at any time after your contract has been issued. A program will become effective on the date we receive your first contribution directing us to allocate funds to the EQ/Money Market variable investment option. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

   For example, assume you enroll in a 3-month dollar cost averaging program.
   On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program's allocation instructions.
   The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution.

                        CONTRACT FEATURES AND BENEFITS

..   The only transfers that will be made from your program are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you, and your program will terminate.

..   The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program.

..   You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging program. Note that participation in the dollar cost averaging program is not cancelled by your request for a one-time rebalancing of your account. The dollar cost averaging program is not available in all states. See Appendix III later in this Prospectus for more information on state availability.

BREAKPOINT CREDIT
(INVESTMENT EDGE(R) AND INVESTMENT EDGE(R) SELECT CONTRACTS ONLY)

If you are an Investment Edge(R) or Investment Edge Select(R) contract owner, you may be eligible for an annual reduction in the Contract fee of up to 0.10%
of your account value. This credit, which we refer to as the Breakpoint Credit
("BPC") is calculated quarterly and credited to your account annually as follows:

..   On each Valuation Date, if your account value is at least equal to the BPC
    Threshold, we will calculate a credit equal to 0.025% of your account value on that Valuation Date. We will then credit your account with the aggregate
    BPC on the Crediting Date. "Valuation Date", "BPC Threshold" and "Crediting
    Date" are defined below.

..   There are four Valuation Dates each year: (a) Three "quarterversaries", which are the dates that occur every three months on the same calendar day as your Contract Date, but excluding your contract date anniversary) and
    (b) your contract date anniversary. If a quarterversary falls on a non-Business Day, the Valuation Date for that quarterversary will be the next Business Day. If your Contract Date falls after the 28th of a month, the Valuation Date for each quarterversary will be the first Business Day of the following month. If your contract date anniversary occurs on a day other than a Business Day, the Valuation Date will be the Business Day immediately preceding your Contract date anniversary.

..   The BPC Threshold is (a) on a quarterversary Valuation Date, $500,000, without deduction of any accrued fees for the Protected premium death benefit (if elected) and without including any accrued BPCs from prior quarterversaries; and (b) on the contract date anniversary Valuation Date,
    $500,000, after deduction of all fees and charges.

..   The Crediting Date is the date on which we credit your account with the
    BPC, and is the Valuation Date associated with your contract date anniversary.

..   If during a contract year your account value meets the BPC Threshold on one or more, but not all, Valuation Dates, you will be credited with the aggregate accrued BPC for the Valuation Dates on which your account value did meet the BPC Threshold. For example, if your account value satisfied the BPC Threshold on the first and third quarterversaries, but not on the second quarterversary or your contract date anniversary, your account will be credited on the Crediting Date with the aggregate BPC calculated for your first and third quarterversaries.

..   On the Crediting Date, the BPC will be credited to your account pro rata according to your allocation instructions on file. If you have set up a dollar cost averaging program, the BPC will be credited according to your allocation instructions for the dollar cost averaging program.

..   The BPC is not a contribution for purposes of the rules governing contributions to your contract.

..   Upon your death, or if you surrender or annuitize your contract, we will credit your account with a prorated amount of any accrued BPC.

..   If you elect an Income Edge payment program, you will continue to be eligible for the BPC in accordance with the rules above. Valuation Dates for quarterversaries will be determined based on your Income Edge
    Anniversary Date and your account will be credited with the BPC on your
    Income Edge Anniversary Date. Any BPC amounts that had accrued prior to your Income Edge payment program election will be credited on your Income
    Edge Effective Date.

..   Investment Edge(R) ADV contract owners are not eligible for the BPC.

EXAMPLE: BPC CALCULATION

------------------------------------------------------------------------------------------------
                                                            ELIGIBLE
                                                   ACCOUNT    FOR
                 VALUATION DATE                     VALUE     BPC?           BPC AMOUNT
------------------------------------------------------------------------------------------------
First Quarterversary                               $480,000   No     $0
------------------------------------------------------------------------------------------------
Second Quarterversary                              $530,000   Yes    $132.50 ($530,000 * 0.025%)
------------------------------------------------------------------------------------------------
Third Quarterversary                               $520,000   Yes    $130.00 ($520,000 * 0.025%)
------------------------------------------------------------------------------------------------
Contract anniversary date                          $550,000   Yes    $137.50 ($550,000 * 0.025%)
------------------------------------------------------------------------------------------------

The BPC that will be credited to your account on the Crediting Date is $400.

ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under certain annuity payout options. Annuity payout options are discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus. Annuity purchase

                        CONTRACT FEATURES AND BENEFITS

factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

PROTECTED PREMIUM DEATH BENEFIT

At issue, you may elect the optional Protected premium death benefit (PPDB).
The PPDB is equal to the greater of (a) your Protected premium death benefit base on the date of death and (b) your account value on the date of claim.

The Protected premium death benefit base is not an account value or cash value.
It is equal to:

..   your initial contribution and any subsequent contributions to your contract, less

..   a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The way we calculate this deduction is described in "Pro rata treatment of withdrawals" below.

The date of claim is the date on which we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, and any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

For purposes of calculating your PPDB, any accrued but unpaid Breakpoint Credit amount will be added to your account value and any accrued but unpaid PPDB charge will be deducted from your account value.

PRO RATA TREATMENT OF WITHDRAWALS. For purposes of calculating your PPDB, any withdrawals you make from your contract reduce the value of your Protected premium death benefit base on a pro rata basis. Reduction on a pro rata basis means that that we calculate the percentage of your current account value that is being withdrawn (including the amount of any applicable withdrawal charge)
and we reduce your Protected premium death benefit base by the same percentage.
For example, assume your total contributions to your contract are $100,000 and your account value is $80,000. Prior to any withdrawals, your Protected premium death benefit base would be $100,000. If you make a $10,000 withdrawal, that withdrawal represents a 12.5% reduction in your account value. Accordingly, your Protected premium death benefit base is reduced by 12.5% to $87,500 (12.5%
of $100,000 is $12,500, and $100,000 minus $12,500 is $87,500).

You may terminate the PPDB at any time, and once you do so, you may not reelect
it. The PPDB is not available for election after issue. For NQ contracts, if you elect an Income Edge payment program, the PPDB will be automatically terminated on your Income Edge Effective Date.

Please refer to "Protected premium death benefit charge" in "Charges and expenses" for information about how we calculate the charge for this guaranteed benefit and, if your account value is low, the risk that this charge could cause your contract and the guaranteed benefit to terminate.

The PPDB is not available for election by Inherited NQ contract holders.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE
OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL INCOME TAX RULES. THERE ARE
A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE CONTRACT, HOW THE CONTRACT IS
PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE CONTRACT. A
PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE MAKING A DECISION TO
PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth)
where the original individual retirement account or annuity was not issued by
AXA Equitable. The beneficiary may want to change the investments of the
"original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the
Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Distributions from an Inherited IRA beneficiary continuation contract must begin no later than December 31 of the year following the date of death of the original IRA owner. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans
    ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable
Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this

                        CONTRACT FEATURES AND BENEFITS

discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited
IRA can only be purchased by a direct rollover of the death benefit under the
Applicable Plan. In this discussion, "you" refers to the owner of the Inherited
IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include
"deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY
CONTINUATION CONTRACT

This contract is intended only for beneficiaries who plan to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY AN IRA
BENEFICIARY:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See
    Appendix II later in this Prospectus for more information.

..   Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY A
NON-SPOUSAL APPLICABLE PLAN BENEFICIARY:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See Appendix II later in this Prospectus for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. Shorter payment periods are not permitted.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

FEATURES OF THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT WHICH APPLY TO
EITHER TYPE OF OWNER:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An inherited IRA beneficiary continuation contract is not available for owners over age 70.

..   You may make transfers among the investment options. In addition, you may participate in the dollar cost averaging program.

..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   If you die, we will pay to a beneficiary that you choose the account value.

..   Upon your death, your beneficiary has the option to continue taking required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

                        CONTRACT FEATURES AND BENEFITS

INHERITED NQ BENEFICIARY PAYOUT CONTRACT

THE INHERITED NQ BENEFICIARY PAYOUT CONTRACT ("INHERITED NQ") IS INTENDED TO
PROVIDE OPTIONS TO INDIVIDUALS WHO ARE BENEFICIARIES UNDER NONQUALIFIED
DEFERRED ANNUITY CONTRACTS ISSUED BY OTHER INSURANCE COMPANIES. QUALIFYING
INDIVIDUALS DIRECT THE ISSUING INSURANCE COMPANY TO EXCHANGE THEIR INTEREST IN
THE ORIGINAL CONTRACT'S DEATH BENEFIT WITH AN INHERITED NQ CONTRACT, WHICH IS
INTENDED TO COMPLY WITH FEDERAL INCOME TAX RULES GOVERNING PAYMENTS FOLLOWING
THE DEATH OF THE HOLDER OF A CONTRACT, WHILE PROVIDING THE INHERITED NQ
CONTRACT OWNER WITH CONTINUING ACCESS TO THE INHERITED NQ CONTRACT'S ACCOUNT
VALUE AS SCHEDULED PAYMENTS ARE MADE.

THERE ARE A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE AN INHERITED NQ CONTRACT,
HOW THE CONTRACT IS PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE
CONTRACT. THERE IS A SHORT TIMEFRAME FOR PURCHASING AN INHERITED NQ CONTRACT
AND PROVIDING AXA EQUITABLE WITH ALL OF THE NECESSARY INFORMATION TO MAKE
PAYMENTS. ALSO, WHETHER AN INHERITED NQ CONTRACT CAN BE ISSUED AND THE FORM OF
PAYOUT UNDER THE CONTRACT IS DEPENDENT IN PART ON THE AGREEMENT AND COOPERATION
OF THE INSURANCE COMPANY THAT ISSUED THE ORIGINAL NONQUALIFIED DEFERRED ANNUITY
CONTRACT. BEFORE MAKING A DECISION TO PURCHASE AN INHERITED NQ CONTRACT, A
PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE AND REVIEW THE ISSUING INSURANCE
COMPANY'S REQUIREMENTS APPLICABLE TO AN EXCHANGE.

An Inherited NQ contract is issued as an Investment Edge(R), Investment Edge(R)
Select or Investment Edge(R) ADV series contract. The Inherited NQ contract provides a non-life contingent, variable annuity payout for the purpose of distributing to a beneficiary certain payments required after the death of a
"holder" (typically, the owner) of a nonqualified deferred annuity contract. We offer the Inherited NQ contract to an individual who is a beneficiary upon the death of the owner under an original nonqualified deferred annuity contract not issued by AXA Equitable ("source contract"). We offer two payout options under the Inherited NQ contract, "Income Edge Beneficiary Advantage" and "Beneficiary
NQ Stretch," both of which are described below.

The beneficiary under the source contract may want to change the investments of the inherited source contract while still taking the payments required with respect to the death of the owner of the source contract. The beneficiary may also want continuing access to the Inherited NQ contract's account value as scheduled payments are made, and may also wish to elect the contract's Income
Edge Beneficiary Advantage option. SINCE AN INHERITED NQ CONTRACT IS INTENDED
TO REPLACE THE INVESTMENTS ORIGINALLY SELECTED BY THE NOW-DECEASED OWNER OF THE
SOURCE CONTRACT, A PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE
INVESTMENTS AND FEATURES AVAILABLE UNDER THE INHERITED NQ CONTRACT (SUCH AS THE
CHOICE BETWEEN THE BENEFICIARY NQ STRETCH AND INCOME EDGE BENEFICIARY ADVANTAGE
PAYOUT METHODS), AND THE LIMITATIONS AND COSTS UNDER THE INHERITED NQ CONTRACT
AS COMPARED TO THE AVAILABLE INVESTMENTS AND FEATURES UNDER THE SOURCE CONTRACT
BEFORE MAKING ANY PURCHASE DECISION.

Since, as discussed below, the Inherited NQ contract can only be purchased through a Section 1035 exchange, a prospective purchaser should also confirm with the insurance company that issued the source contract the requirements for exchanging the death benefit under the source contract with an Inherited NQ contract. Finally, the Inherited NQ contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED NQ CONTRACT

The Inherited NQ contract is offered only to individuals who are death beneficiaries under non-AXA Equitable nonqualified deferred annuity contracts.
The Inherited NQ contract is not available to non-natural persons or purchasers over the age of 70. Joint owners or annuitants are not permitted.

The owner of the Inherited NQ contract owns the contract in his/her capacity as beneficiary of the deceased owner of the source contract. For this reason, the
Inherited NQ contract must also contain the name of the deceased owner.

WHEN CAN AN INHERITED NQ CONTRACT BE PURCHASED

An Inherited NQ contract can only be purchased after the death of the owner of the source contract and before the first anniversary of the owner's death, which is the last possible date that scheduled payments under the Inherited NQ contract must start (the "Required Payment Starting Date").

HOW AN INHERITED NQ CONTRACT IS PURCHASED

An Inherited NQ contract can only be purchased through a Section 1035 exchange of the beneficiary's interest after the death of the owner under the source contract. If the source contract is owned by a non-natural owner, the deceased individual whose death triggers the requirement to make post-death payments from or with respect to the proceeds of the source contract must have been the primary annuitant deemed to be the "holder" or owner of the source contract under federal income tax rules.

The source contract must be a nonqualified deferred annuity contract, and cannot be a life insurance contract.

An individual may not purchase an Inherited NQ contract if he/she has already elected, received, or started to receive any form of beneficiary payout in accordance with Section 72(s) of the Code for his/her share of the death proceeds of the source contract with the insurance company which issued the source contract.

An individual must apply the entire value of his/her beneficiary share in the source contract to the Inherited NQ contract; we do not accept partial exchanges. The individual need not be the only beneficiary under the source contract. If the individual is one of several beneficiaries, we will accept an exchange into the Inherited NQ contact as long as the beneficiary's entire share under the source contract is exchanged.

Similarly, if the individual is a beneficiary under more than one source contract owned by the same deceased owner, the individual may direct each insurance company issuing each such source contract to make a Section 1035 exchange into the Inherited NQ contract. Each of the multiple Section 1035 exchanges must meet the requirements described in this section, and must include a contribution of at least $1,000.

No contributions will be accepted after we begin scheduled payments under the
Inherited NQ contracts. See the description under "Income Edge Beneficiary
Advantage" below for the requirements regarding provision of cost basis information.

We must receive all contributions and the information we require from the insurance company (or companies) that issued the source

                        CONTRACT FEATURES AND BENEFITS

contract(s) in sufficient time for us to begin making scheduled payments under the Inherited NQ contract, which must be no later than twelve months after the date of death of the deceased owner of the source contract. Our deadline is generally 9 months after the date of death of the deceased owner of the source contract. No additional contributions are allowed once we have begun making payments.

If the insurance company that issued the source contract does not provide us with a 1035 exchange contribution and the information we need in a timely manner, we may not be able to issue the Inherited NQ contract or honor an election for Income Edge Beneficiary Advantage. See "Payment options under an
Inherited NQ contract" below.

PAYMENT OPTIONS UNDER AN INHERITED NQ CONTRACT

There are two payment options under the Inherited NQ contract, "Income Edge
Beneficiary Advantage" and "Beneficiary NQ Stretch." We describe these options and the conditions and limitations that apply to each option later in this section.

Regardless of payment option, there are some features, conditions and limitations that are common to both options:

..   The Inherited NQ contract is intended only for beneficiaries under source contracts who plan to take payments from the Inherited NQ contract at least annually over a period measured by their life expectancy. We call these
    "scheduled payments." These scheduled payments must begin no later than the
    Required Payment Starting Date. Beneficiaries who do not want to take scheduled payments at least annually and want to wait up to five years after the death of the owner of the source contract to withdraw the entire amount of their interest in the source contract should not purchase an
    Inherited NQ contract. Because of the Inherited NQ contract's focus on scheduled payments, certain features more suitable to long-term accumulation vehicles are not available under the Inherited NQ contract.

..   We have no minimum age requirement for issuing an Inherited NQ contract, but we will not issue an Inherited NQ contract to an individual over age 70.

..   The Inherited NQ contract owner must receive scheduled payments at least annually (but can elect to receive scheduled payments monthly or quarterly). The Inherited NQ contract owner can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have the Section 1035 exchange contribution(s) and information we need to start scheduled payments on the earlier date.

..   The amount of the first scheduled payment is determined by dividing the account value as of the date payments begin by the owner's life expectancy.
    Each subsequent annual scheduled payment is determined by dividing the remaining annuity account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

   For example, if on the date of the first scheduled payment your account value is $100,000 and your life expectancy is 20 years, the amount of the first scheduled payment will be $5,000. If on the date of the second scheduled payment your account value is $99,750, the amount of the second scheduled payment will be $5,200 ($99,750 divided by 19).

..   Payment amounts are taken on a pro rata basis from your variable investment options.

..   The Inherited NQ contract owner may make transfers among the variable investment options.

..   Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

..   No form of annuity benefit other than scheduled payments as described in this section is available under the Inherited NQ contract.

..   An Inherited NQ contract owner may choose to withdraw all or a portion of his/her account value at any time. Any partial withdrawal must be at least
    $300. Unlike Income Edge Beneficiary Advantage scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge Beneficiary Advantage scheduled payments. Withdrawal charges will apply, as described in "Charges and expenses" later in this
    Prospectus.

..   Change of ownership of an Inherited NQ contract is not permitted.

..   The Protected premium death benefit is not available under an Inherited NQ contract.

..   At the death of the Inherited NQ contract owner, we will continue scheduled payments to a successor beneficiary/owner chosen by the Inherited NQ contract owner. The successor beneficiary/owner has the same rights as the
    Inherited NQ contract owner to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the Inherited NQ contract. If there is more than one individual or entity chosen by the
    Inherited NQ contract owner to be successor beneficiary/owner, we will make payments in equal shares unless the Inherited NQ contract owner instructed us in writing to pay one or more successor beneficiary/owner differently.

INCOME EDGE BENEFICIARY ADVANTAGE

Under the Income Edge Beneficiary Advantage payment option for an Inherited NQ contract ("Income Edge BA"), we take into account the "cost basis" in calculating and reporting income amounts with respect to scheduled payments. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes. The "cost basis" in an Inherited NQ contract with Income Edge BA is the amount of investment in the source contract carried over from the source contract to the Inherited NQ contract (as reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract), plus or minus any subsequent adjustments.

The payment period for scheduled payments is initially based on the age of the
Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

The conditions applicable to an Income Edge BA election are as follows:

..   Income Edge BA must be elected on our form.

                        CONTRACT FEATURES AND BENEFITS

..   The account value of the Inherited NQ contract must be at least $50,000.

..   The account value of the Inherited NQ contract must be greater than the cost basis reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract.

..   We must have received all Section 1035 exchange contributions from each source contract at least three months prior to the Required Payment
    Starting Date.

..   We must have all cost basis information, in good order, from the insurance company which issued the source contract, at least three months prior to the Required Payment Starting Date. If there are multiple source contracts for the same deceased owner, as long as we have cost basis information in good order for any source contract, we will use that amount as the cost basis.

..   We may impose a charge approximating premium tax in certain states.

..   If an Inherited NQ contract owner elects Income Edge BA, and we cannot honor or implement that election because of a failure to meet any of the conditions for Income Edge BA noted above, we will begin scheduled payments under the Beneficiary NQ Stretch payment option for the Inherited NQ contract no later than the Required Payment Starting Date, which is one year after the date of death of the deceased owner of the source contract.

Income Edge BA payment may not be available in all states. We also offer a version of Income Edge Beneficiary Advantage as a death benefit option for a beneficiary under an NQ Investment Edge contract where the contract owner dies before an annuity option under the contract has been elected. See "Payment of death benefit" later in this Prospectus.

Even though the private letter ruling we received from the IRS in connection with the standard form of Income Edge does not specifically address Income Edge
BA, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of
"substantially equal periodic payments" over a "period not extending beyond the life expectancy" of a beneficiary within the applicable requirements of 72(s)
of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts. See "Income
Edge payment program" under "Tax Information" later in this Prospectus.

BENEFICIARY NQ STRETCH

Under the Beneficiary NQ Stretch payment option for the Inherited NQ contract, we do not report all scheduled payments as being a partial return of cost basis. Instead, we report scheduled payments as taxable to the extent that there is income in the contract.

Beneficiary NQ Stretch must be elected on our form. However, for an Inherited
NQ contract owner who elected Income Edge BA, Beneficiary NQ Stretch will apply by default if one or more of the conditions for honoring or implementing an
Income Edge BA election could not be met before the Required Payment Starting
Date.

The payment period is based on the age of the Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. A shorter payment period may not be elected under Beneficiary NQ
Stretch.

Beneficiary NQ Stretch is similar to the Beneficiary Continuation Option we offer to beneficiaries under traditional IRA, Roth IRA and NQ contracts and for which we received a private letter ruling from the IRS. Based on our interpretation of the requirements of Section 72(s) of the Code, we believe that the Beneficiary NQ Stretch payout methodology complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix III to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution. In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your "free look"
period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract.
Please see "Tax information" later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in the variable investment options.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee (if applicable)
and any accrued Protected premium death benefit charge; and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio.
Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administrative expenses;

(iii)distribution charges; and

(iv)the fund facilitation fee (if any).

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)increased to reflect additional contributions;

(ii)decreased to reflect a withdrawal (plus withdrawal charges if applicable);
    or

(iii)increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

Your units are also reduced when we deduct the Contract Maintenance Fee (if applicable) and any Protected premium death benefit charge. A description of how unit values are calculated is found in the SAI.

INSUFFICIENT ACCOUNT VALUE

Your account value will fall to zero and your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals (including withdrawals for the payment of fees and charges under the contract) and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefit including the Protected premium death benefit, if elected.

                       DETERMINING YOUR CONTRACT'S VALUE

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under
    "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules.
    We may also, at any time, exercise our right to terminate transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

..   Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

Some states may have additional transfer restrictions. Please see Appendix III later in this Prospectus.

We will confirm all transfers in writing or, if you are enrolled in electronic delivery, electronically.

Please see "Allocating your contributions" in "Contract features and benefits"
for more information about your role in managing your allocations.

REBALANCING YOUR ACCOUNT VALUE

Our rebalancing program offers two options -- scheduled/recurring rebalancing and one-time rebalancing -- that you can use to automatically reallocate your account value among the variable investment options.

To enroll in the scheduled/recurring rebalancing program, you must notify us in writing by completing our investment option selection form, telling us:

(a)in whole percentages only, the percentage you want invested in each variable investment option, and
(b)how often you want the rebalancing to occur (quarterly, semiannually, or annually).

While your scheduled/recurring rebalancing program is in effect, we will transfer amounts among each variable investment option, so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value must be included in the scheduled/recurring rebalancing program. Currently, we permit rebalancing of up to 100 investment options.

--------------------------------------------------------------------------------
REBALANCING DOES NOT ASSURE A PROFIT OR PROTECT AGAINST LOSS. YOU SHOULD
PERIODICALLY REVIEW YOUR ALLOCATION PERCENTAGES AS YOUR NEEDS CHANGE. YOU MAY
WANT TO DISCUSS THE REBALANCING PROGRAM WITH YOUR FINANCIAL PROFESSIONAL BEFORE
ELECTING THE PROGRAM.
--------------------------------------------------------------------------------

You may elect or terminate the scheduled/recurring rebalancing program at any time. You may also change your allocations under the scheduled/recurring program at any time. Once enrolled in the scheduled/recurring rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our scheduled/recurring rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your scheduled/recurring program. Changes to your allocation instructions for the scheduled/recurring rebalancing program (or termination of your enrollment in the program) may be requested through Online Account Access;
otherwise, they must be made in writing and sent to our processing office. The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

securities of larger companies, which could result in pricing inefficiencies.
Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are a part of AXA
Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered into participation agreements (the
"unaffiliated trusts" and, collectively with the affiliated trusts, the
"trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this
Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers.
Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options (excluding amounts in the dollar cost averaging program (if any), from which withdrawals are deducted only if there is insufficient value in all other variable investment options) unless you instruct us otherwise (except scheduled payments from an Income Edge payment program, which are always deducted pro rata). The table below shows the methods available under each type of contract.
More information follows the table.

Please see "How withdrawals (and Income Edge scheduled payments, if applicable)
are taken from your account value" and "Effect of withdrawals on your Protected premium death benefit" later in this section and "Insufficient account value"
in "Determining your contract's value" earlier in this Prospectus for more information on how withdrawals affect your Protected premium death benefit and could potentially cause your contract to terminate.

METHOD OF WITHDRAWAL AND INCOME EDGE AVAILABILITY

-----------------------------------------------------------------------------------------------------------
                                                                             PRE-AGE   LIFETIME
                                                                              59 1/2   REQUIRED  INCOME
                                                                               SUB-     MINIMUM   EDGE
                                                                     SYSTE- STANTIALLY DISTRIBU- PAYMENT
                         CONTRACT                            PARTIAL MATIC    EQUAL      TION    PROGRAM
-----------------------------------------------------------------------------------------------------------
NQ                                                             Yes    Yes      Yes       No        Yes/(3)/
-----------------------------------------------------------------------------------------------------------
Traditional IRA                                                Yes    Yes      Yes       Yes       No
-----------------------------------------------------------------------------------------------------------
Roth IRA                                                       Yes    Yes      Yes       No        No
-----------------------------------------------------------------------------------------------------------
SEP IRA                                                        Yes    Yes      Yes       Yes       No
-----------------------------------------------------------------------------------------------------------
QP/(2)/                                                        Yes    No       No        No        No
-----------------------------------------------------------------------------------------------------------
Inherited IRA                                                  Yes    No       No        /(1)/     No
-----------------------------------------------------------------------------------------------------------
Inherited NQ                                                   Yes    No       No        No        Yes/(4)/
-----------------------------------------------------------------------------------------------------------
(1)The contract pays out post-death required minimum distributions. See
   "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(2)All payments are made to the plan trust as owner of the contract. See
   "Appendix IV: Purchase considerations for QP contracts" later in this
   Prospectus.
(3)Includes Income Edge Early Retirement Option and (for your beneficiary)
   Income Edge Beneficiary Advantage.
(4)Income Edge Beneficiary Advantage is available if the conditions for its election are satisfied.

--------------------------------------------------------------------------------
ALL REQUESTS FOR WITHDRAWALS MUST BE MADE ON A SPECIFIC FORM THAT WE PROVIDE.
PLEASE SEE "HOW TO REACH US" UNDER "WHO IS AXA EQUITABLE?" EARLIER IN THIS
PROSPECTUS FOR MORE INFORMATION.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS
(ALL CONTRACTS)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

For Investment Edge(R) contracts, partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any partial withdrawal request will terminate the systematic withdrawal option.

For NQ and Inherited NQ contracts, special rules apply to partial withdrawals
(also referred to as redemptions) following election of any version of Income
Edge. Please see "Income Edge Payment Program" later in this section and
"Inherited NQ beneficiary payment contract" in "Contract Features and Benefits"
for more information.

SYSTEMATIC WITHDRAWALS
(ALL CONTRACTS EXCEPT QP, INHERITED IRA, AND INHERITED NQ)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

If your contract is subject to withdrawal charges, you may take systematic withdrawals of a fixed dollar amount or percentage of account value on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8%
monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than
$250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If your contract is subject to withdrawal charges and any applicable withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. HOWEVER, IF YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN
EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION TO YOUR CONTRACT,
THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. For Investment Edge(R) Select and Investment Edge(R) ADV series contracts, you may not elect a systematic withdrawal option in excess of 10% of your account value annually.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   you must select a date that is more than three calendar days prior to your contract date anniversary; and

..   you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

                             ACCESSING YOUR MONEY

You may elect to take systematic withdrawals at any time however:

..   for NQ contracts, you may not elect to take systematic withdrawals once you have elected an Income Edge payment program; and

..   if you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time. In addition, for NQ contracts, the option is automatically canceled upon election of an Income Edge Payment Program.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option. In addition, you may not take systematic withdrawals if you are taking substantially equal withdrawals as described below. For IRA contracts, if a required minimum distribution withdrawal is made while the systematic withdrawal option is in effect, the option will be terminated.

For Investment Edge(R) contracts, systematic withdrawals are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while systematic withdrawals are being taken will be subject to withdrawal charges to the extent they exceed the 10% free withdrawal amount.

SUBSTANTIALLY EQUAL WITHDRAWALS
(ALL CONTRACTS EXCEPT QP, INHERITED IRA, AND INHERITED NQ)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. For traditional IRA, Roth IRA and SEP IRA contracts, substantially equal withdrawals are also referred to as "72(t) exception withdrawals". For NQ contracts, substantially equal withdrawals are also referred to as "72(q)
exception withdrawals." See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59 1/2 or five full years after the first withdrawal. If you stop or alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another
IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before you reach age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month or within 28 days of the date on which your contract was issued. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select, and will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; (iii) you contribute any more to the contract or; (iv) for NQ contracts, you elect an Income Edge payment program after the mandatory period (which is after five years from the first 72(q) exception withdrawal and you have reached age 59 1/2).

Unless you are eligible to and have elected an Income Edge payment program, you may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while substantially equal withdrawals are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount, and will also terminate the substantially equal withdrawals option.

INCOME EDGE EARLY RETIREMENT OPTION. Under certain NQ contracts, prior to age
59 1/2 you may be able to elect a version of Income Edge that we call Income
Edge Early Retirement Option, which is a variable annuity payout option also intended to qualify for the exception under Section 72(q) of the Internal
Revenue Code. Unlike the 72(q) exception withdrawals discussed immediately above, Income Edge Early Retirement Option cannot be stopped and restarted at a later time. See "Income Edge Early Retirement Option" later in this section for more information.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(TRADITIONAL IRA AND SEP IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN
THIS PROSPECTUS)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply.
Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation.

You may elect this service in the year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually and will be taken pro rata from all investment options.
See "Required minimum distributions" in "Tax information" later in this
Prospectus.

This service is not available under QP contracts.

This service does not generate automatic RMD payments during the first calendar year in which your contract was issued. Therefore, if you are making a rollover or transfer contribution to the contract after age 70 1/2, you must take any
RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

                             ACCESSING YOUR MONEY

--------------------------------------------------------------------------------
FOR TRADITIONAL IRA CONTRACTS, WE WILL SEND A FORM OUTLINING THE DISTRIBUTION
OPTIONS AVAILABLE IN THE YEAR YOU REACH AGE 70 1/2 (IF YOU HAVE NOT BEGUN YOUR
ANNUITY PAYMENTS BEFORE THAT TIME).
--------------------------------------------------------------------------------

If you elect our RMD service, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   you must select a date that is more than three calendar days prior to your contract anniversary; and

..   you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the service, subject to the restrictions listed above. You must wait at least 28 days after your contract is issued before your RMD service withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract anniversary.

For Investment Edge(R) contracts, we do not impose a withdrawal charge on RMD payments taken through our automatic RMD service, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges.
However, partial withdrawals taken while RMD payments are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

INCOME EDGE PAYMENT PROGRAM
(NQ CONTRACTS ONLY)

An Income Edge payment program, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes (the "Tax-Free Amount").(1) Unlike traditional forms of annuitization, an Income Edge payment program allows for a form of annuity payout that provides continuing access to your contract's account value by allowing you to take partial withdrawals or surrender your contract during the payout period.

We offer several Income Edge payment program versions, each of which is described in detail in this Prospectus:

..   Income Edge -- the standard form of Income Edge payment program, described immediately below.

..   Income Edge Early Retirement Option -- available for election by contract holders under the age of 59 1/2. See "Income Edge Early Retirement Option"
    later in this section.

..   Income Edge Beneficiary Advantage -- available for election:

   -- by Investment Edge contract beneficiaries as a death benefit option, as described in "Income Edge Beneficiary Advantage for NQ contracts only" in the "Payment of death benefit" section; and

   -- as one of two payout options under an Inherited NQ contract, as described in "Inherited NQ beneficiary payout contract" in the "Contract features and benefits" section.
----------
(1)Unlike systematic withdrawals and 72(q) exception withdrawals, these payments cannot be stopped once they begin.

When used in this Prospectus, "Income Edge Payment Program" refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

..   INCOME EDGE

In order to elect the standard form of Income Edge, at the time of election your account value must be (i) at least $50,000 and (ii) more than your cost basis in the contract. In addition, there are certain age requirements for electing this feature, which are described below, and in some states there may be other limitations regarding election of Income Edge. Please see Appendix III later in this Prospectus for more information. You also cannot elect Income
Edge while you are receiving systematic withdrawals or "substantially equal withdrawals", until the mandatory period has elapsed. See "Substantially equal withdrawals" earlier in this section. For contracts purchased through a Section
1035 exchange, Income Edge cannot be elected unless all expected contributions have been received; in addition, you will be responsible for ensuring that the cost basis information for all contracts being exchanged into the Investment
Edge(R) contract has been reported to us by the original insurance companies.
Finally, for contracts with a non-natural owner, Income Edge may only be elected where the contract is owned by a trust or other entity as an agent or nominee for an individual.

MAXIMUM PAYMENT PERIOD. There are two methods for determining the maximum period of time over which we will make payments under this feature: Single
Election and Joint Election. Under Single Election, payments will be made over a defined period which, while not life contingent, is measured by the age of one person -- the owner or, for jointly owned contracts or contracts with a non-natural owner and joint annuitants, the person selected upon election (the
Applicable Individual). Under Joint Election, the defined period is measured by the age of the younger of two persons selected upon election (also the
Applicable Individual) who may be, but need not be, spouses. For contracts with non-natural owners, choosing the Single Election method will result in the defined period being measured by the age of the annuitant or, in the case of joint annuitants, the age of the younger joint annuitant. At the same time that you elect Income Edge, you may add a successor owner or joint annuitant to your contract in order to choose the Joint Election method. Note that under both methods, the defined period is also used to determine the maximum period over which your cost basis in the contract will be recovered.

In order to elect the Single Election method, the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. Note that for jointly owned contracts where the Single Election method is chosen, the owner who is not chosen as the Applicable Individual need not satisfy this age requirement. In order to elect the Joint Election method, both persons who are eligible to be designated as the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. In order to elect the Joint Election method for contracts with either
(i) an individual owner or (ii) a non-natural owner with a single annuitant, the individual added to the contract as either a successor owner or joint annuitant for purposes of electing the Joint Election method must meet the age requirements set forth above. In addition, please note that adding a successor owner or joint annuitant to the contract in connection with making the election may change your beneficiary designation. See "Your beneficiary and payment of death benefit" in "Payment of Death Benefit" later in this Prospectus.

                             ACCESSING YOUR MONEY

If the Single Election method is chosen, the maximum period over which you will receive payments (and recover your cost basis in the contract) is determined by the following formula: Age 95 minus the age of the Applicable Individual at the time that Income Edge is elected. If the Joint Election method is chosen, that period is determined by the following formula: Age 100 minus the age of the
Applicable Individual at the time that Income Edge is elected. Under either method, a shorter period than that calculated by the applicable formula can be chosen; however, for Investment Edge(R) Select and Investment Edge(R) ADV
contracts, that period cannot be shorter than 10 years and for Investment
Edge(R) contracts, that period cannot be shorter than 15 years. Please see the following table for examples of the payment period calculation.

------------------------------------------------------------------
                     AGE OF
                   APPLICABLE      MAXIMUM
CHOSEN PAYMENT    INDIVIDUAL AT    PAYMENT     SHORTER PAYMENT
 PERIOD METHOD   TIME OF ELECTION   PERIOD    PERIOD AVAILABLE?
------------------------------------------------------------------
Single Election  63                32 years  Yes (at least 10
                                             years or 15 years,
                                             depending on
                                             contract version)
------------------------------------------------------------------
Single Election  81                14 years  Yes for Investment
                                             Edge(R) Select and
                                             Investment Edge(R)
                                             ADV contracts (at
                                             least 10 years); No
                                             for Investment
                                             Edge(R) contracts
------------------------------------------------------------------
Joint Election   63                37 years  Yes (at least 10 or
                                             15 years depending
                                             on contract version)
------------------------------------------------------------------
Joint Election   81                19 years  Yes (at least 10 or
                                             15 years depending
                                             on contract version)
------------------------------------------------------------------

The amount of the payments we will make is redetermined on an annual basis, meaning that the amount of your payments may vary each year of the payment period (called an Annual Payout Period). In contrast, the amount of each payment that is considered to be the return of a portion of your cost basis in the contract is determined at the time that you elect Income Edge and does not change during the payment period.

Your Income Edge payment program becomes effective on the Income Edge Effective
Date, which is the date by which we have received your election to begin Income
Edge payments along with all required information, exchanges and cost basis.

You may choose to receive monthly, quarterly, or annual payments ("payment modes") during each Annual Payout Period over the payment period. A change in your chosen payment frequency is not permitted. You may request to have your payments made on any day of the month, subject to the following restrictions:

..   you must select a date that is no more than one payment mode away from the date on which you elect Income Edge; and

..   you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the payments on the same day of the month as the day we receive your request to elect Income Edge, subject to the restrictions listed above.

For the first Annual Payout Period, the total amount of payments for that year is calculated by dividing your account value at the time that you elect Income
Edge by the payment period selected.(1) For each subsequent Annual Payout
Period the total amount of payments for that year is calculated by dividing your account value on the last day of the preceding Annual Payout Period by the remaining number of years in the payment period as of the first day of the current Annual Payout Period. If not sooner, your account value will always equal zero by the end of the payment period selected. Note that we reserve the right to change the manner in which Income Edge scheduled payments are calculated, but such a change will not affect any payments made pursuant to an
Income Edge election that preceded the effective date of the change. Please see below for an example of the payment amount calculation.

In addition, see Appendix VI for a demonstration of the payment amount calculation as a percentage of account value.

EXAMPLE
Income Edge is elected on 6/15/2015 with the Single Life election method by an
80 year old contract holder whose account value is $150,000 at the time of election. The contract owner has chosen to receive quarterly payments over the maximum payment period.

--------------------------------------------------------------------
                                  REMAINING
  ANNUAL     ACCOUNT VALUE FOR  NUMBER OF YEARS  TOTAL PAYMENTS FOR
  PAYOUT         PAYMENT          IN PAYMENT       ANNUAL PAYOUT
PERIOD YEAR    CALCULATION          PERIOD            PERIOD
--------------------------------------------------------------------
    1        $150,000           15               $10,000 (in
             (as of 6/15/15)                     quarterly payments
                                                 of $2,500)
--------------------------------------------------------------------
    2        $155,000           14               $11,071.43 (in
             (as of 6/14/16)                     quarterly payments
                                                 of $2,767.86)
--------------------------------------------------------------------
    3        $140,000           13               $10,769.23 (in
             (as of 6/14/17)                     quarterly payments
                                                 of $2,692.31)
--------------------------------------------------------------------
    --
--------------------------------------------------------------------
    15       $12,000            1 (Annual        $12,000 (in
             (as of 6/14/29)    Payout Period    quarterly payments
                                Year 15)         of $3,000)
--------------------------------------------------------------------

Note, however, that if your account value is less than or equal to the amount of any Income Edge scheduled payment on the date that such payment is due, the entire amount of your account value will be paid and your contract will terminate. In addition, if your account value is greater than the amount of the last Income Edge scheduled payment on the date that such payment is due, the last Income Edge scheduled payment will be equal to your entire account value.

Income Edge scheduled payments will be taken pro rata out of all investment options. For Investment Edge(R) contracts, Income Edge scheduled payments are not subject to withdrawal charges and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, such payments will reduce the 10% free withdrawal amount. If your contract terminates for any reason prior to the end of Income Edge scheduled payments, no further Income Edge scheduled payments will be made.
----------
(1)Note that during the first Annual Payout Period your monthly or quarterly payments must be at least $250.

                             ACCESSING YOUR MONEY

A portion of each Income Edge scheduled payment represents a return of your cost basis in the contract, and is called the Tax-Free Amount. The Tax-Free
Amount for each Annual Payout Period is calculated at the time that you elect
Income Edge and does not change once it is calculated. It is calculated by dividing the remaining cost basis in the contract at the time that Income Edge is elected by the number of years in the payment period selected at the time of election. That number is then divided by the number of Income Edge scheduled payments in each Annual Payout Period to determine the Tax-Free Amount that applies to each Income Edge scheduled payment.

For example, if the remaining cost basis in the contract at the time that
Income Edge is elected is $100,000, and the payment period chosen at election is 10 years, then the Tax-Free Amount for each Annual Payout Period is $10,000.
And if that contract owner had selected quarterly payments, then $2,500 (1/4th of $10,000) would be the amount of each Income Edge scheduled payment that would represent a return of cost basis in the contract.

Your actual cost basis in the contract is reduced by the Tax-Free Amount upon receipt of each Income Edge scheduled payment. Income Edge is designed to deplete your entire cost basis in the contract by the end of the payment period selected. Special rules may apply if you have purchased more than one non-qualified annuity contract from AXA Equitable in the same calendar year.
Please see "Tax Information" later in this Prospectus for more information.

All options selected as part of electing Income Edge (e.g., Joint Election, payment period) are final, although you may cancel your election if your request to do so is received prior to the date on which your first Income Edge scheduled payment is made.

Once Income Edge scheduled payments begin, they cannot be stopped, although the contract can be fully redeemed (surrendered) for the then-current account value net of withdrawal charges, if applicable. In addition, upon election of Income
Edge the following limitations on your contract apply:

  .   Additional contributions -- including Section 1035 exchanges -- to your contract are not permitted.

  .   Contract ownership cannot be changed, and no rights under the contract may be assigned.

  .   Any systematic withdrawal option or 72(q) substantially equal withdrawal option that is in effect will end.

  .   You may not select any of the other annuity payout options available under your contract, and the maturity date is no longer applicable.

  .   If you have elected the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes all inconsistent beneficiary designations.

  .   Any existing instructions that you specified regarding the manner in which the death benefit should be paid out will no longer be in effect.

  .   The beneficiary continuation option, spousal continuation option, and other annuity options are not available to beneficiaries.

  .   The Protected premium death benefit, if elected, will be terminated on the Income Edge Effective Date. Any accrued Protected premium death benefit charge will be deducted on that date.

In addition, we may impose a premium tax charge on contracts issued in certain states upon election of Income Edge. If such a charge is applicable, it will be taken out of your account value on the date that you elect Income Edge on a pro rata basis prior to calculating the Income Edge scheduled payment(s) due during the first Annual Payout Period.

See "Special Rules for NQ contracts when Income Edge is in effect" in "Payment of Death Benefit" for more information on rules that apply upon the death of the owner.

PARTIAL WITHDRAWALS. You may make partial withdrawals (redemptions) following election of Income Edge, subject to withdrawal charges, if applicable. Note that unlike Income Edge scheduled payments, no portion of such withdrawals will represent a return of your cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge scheduled payments. In addition, the withdrawal charge schedule remains unchanged upon election of
Income Edge, and any withdrawal charge waivers that were in effect at the time that Income Edge was elected will continue to be in effect in accordance with their terms.

..   INCOME EDGE EARLY RETIREMENT OPTION

Income Edge Early Retirement Option ("Income Edge ERO") is a version of Income
Edge available for election by Investment Edge NQ contract owners aged between
10 and 591/2. To elect Income Edge ERO, your account value must be (i) at least
$50,000 and (ii) more than your cost basis in the contract. Like the
"substantially equal withdrawals" option discussed earlier in this section,
Income Edge ERO is intended to meet the "substantially equal periodic payments"
exception provided under Section 72(q) of the Internal Revenue Code that otherwise applies a 10% additional federal income tax penalty to distributions taken before age 591/2. Unlike the "substantially equal withdrawals" option:

..   Income Edge ERO will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment representing a return of your cost basis in the contract.

..   Income Edge ERO scheduled payments cannot be stopped once they begin, and annuitization options under the contract are no longer available.

The features of Income Edge discussed immediately above also apply to Income
Edge ERO, subject to these distinctions:

..   We will continue to make payments under Income Edge ERO even after you are age 591/2 until all payments are made under the contract, unless you request to surrender (redeem) your contract. Depending both on your age and the length of time you have been receiving payments under Income Edge ERO, we may have to report such redemption as being subject to a federal tax penalty.

..   Income Edge ERO is only available for election by individual contract owners. Income Edge ERO cannot be elected under a jointly owned contract or by non-natural owners.

..   PAYMENT PERIOD. The discussion in "Income Edge" above concerning the determination of the payment period and the choice between "Single
    Election" and "Joint Election" does not apply to Income Edge ERO. Rather, the period of time over which Income Edge ERO scheduled payments are made is calculated based on your life expectancy when payments begin. We

                             ACCESSING YOUR MONEY

   determine your life expectancy by referring to an IRS table used for determining "substantially equal periodic payments" and round down to the nearest whole number. Unlike Income Edge, you cannot select a payment period that is shorter than the life expectancy period we determine.

   The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by your life expectancy as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

..   PARTIAL WITHDRAWALS. As with Income Edge, you have the ability to take partial withdrawals (redemptions) after you elect Income Edge ERO, subject to withdrawal charges, if applicable. However, IF YOU TAKE PARTIAL
    WITHDRAWALS OR FULLY SURRENDER (REDEEM) YOUR CONTRACT (I) PRIOR TO AGE
    591/2 OR (II) AFTER AGE 59 1/2 BUT PRIOR TO HAVING RECEIVED FIVE FULL YEARS
    OF INCOME EDGE ERO SCHEDULED PAYMENTS, THERE MAY BE ADVERSE TAX
    CONSEQUENCES. Although we believe that the Income Edge ERO payment program constitutes substantially equal periodic payments for purposes of Section
    72(q) of the Code, taking a withdrawal will alter your payment pattern and we can no longer report the Income Edge ERO scheduled payment amounts as being available for the exception. See "Tax Information" later in this
    Prospectus for more information.

If you are under age 591/2, you should carefully consider whether to elect
Income Edge ERO or instead wait until you are older than age 591/2 and elect
Income Edge. As discussed above, Income Edge ERO has certain limitations that do not apply to Income Edge, and even though there are no contractual restrictions on your ability to take withdrawals that are in addition to your scheduled payments, or to fully redeem your contract, adverse tax consequences may apply if you are under age 591/2 and/or have not received five full years of scheduled Income Edge ERO payments.

..   INCOME EDGE BENEFICIARY ADVANTAGE

The Income Edge Beneficiary Advantage ("Income Edge BA") payment option is a form of Income Edge payment program available under NQ contracts (a) to
Investment Edge contract beneficiaries as a death benefit option; and (b) as one of two payout options for beneficiaries under an Inherited NQ contract.

Features of the version of Income Edge BA available for election by an
Investment Edge contract beneficiary include the following:

..   We will determine a payment period at the time that scheduled payments begin. The payment period is based on your beneficiary's age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge(R) contracts) or
    10 years (for beneficiaries of Investment Edge(R) Select and Investment
    Edge(R) ADV contracts).

..   Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income
    Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free
    Amount applicable to subsequent Income Edge BA scheduled payments.
    Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in "Income Edge
Beneficiary Advantage for NQ contracts only" in the "Payment of death benefit"
section of the Prospectus.

Features of the version of Income Edge BA available for election by beneficiaries under an Inherited NQ contract include the following:

..   We will determine a payment period at the time that scheduled payments are due to begin. The payment period is based on the Inherited NQ contract owner's life expectancy. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

..   The Inherited NQ contract owner may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300.
    Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in "Inherited NQ beneficiary payout contract" in the "Contract features and benefits" section of the Prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options. We treat scheduled payments under any form of Income Edge payment program in the same manner. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the dollar cost averaging program (if any). A partial withdrawal (or, if applicable, an
Income Edge payment program scheduled payment) from amounts in the dollar cost averaging program (if any) will not terminate the dollar cost averaging program.

If you direct us to subtract an automated withdrawal (systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals) from specific variable investment option(s), and the value in the selected investment option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all other investment options in the contract on the business day after the withdrawal was scheduled to occur. All subsequent automated withdrawals will be processed on a pro-rata basis from all other investment options.

For non-automated lump sum withdrawals (i.e., partial withdrawals), if you direct us to subtract such a withdrawal from specific investment option(s) and the value in the selected investment option(s) is less than the requested withdrawal amount, the request will not be processed and we will ask you to amend the request before it can be processed.

EFFECT OF WITHDRAWALS ON YOUR PROTECTED PREMIUM DEATH BENEFIT
(NOT APPLICABLE IF YOU HAVE ELECTED AN INCOME EDGE PAYMENT PROGRAM)

If you elected the PPDB, all withdrawals from your contract, whether partial withdrawals, systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals,

                             ACCESSING YOUR MONEY

will reduce your PPDB on a pro rata basis. See "Protected premium death benefit" in "Contract features and benefits" earlier in this Prospectus for more information.

WITHDRAWALS TREATED AS SURRENDERS
(NOT APPLICABLE TO SCHEDULED PAYMENTS UNDER ANY FORM OF INCOME EDGE)

If you request to withdraw more than 90% of a contract's current cash value, or if your account value is reduced to zero as a result of a withdrawal, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if you make a withdrawal that would result in a cash value of less than $500. See
"Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. You may also surrender your contract while an Income Edge payment program is in effect.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below.
For the tax consequences of surrenders, see "Tax information" later in this
Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days)
while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service (subject to applicable charges; see "Charges and Expenses" later in this Prospectus).

YOUR ANNUITY PAYOUT OPTIONS
(NOT APPLICABLE WHEN ANY VERSION OF INCOME EDGE HAS BEEN ELECTED, OR TO
INHERITED IRA OR INHERITED NQ CONTRACTS)

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below. For NQ contracts, see
"Income Edge Payment Program" earlier in this section for details regarding the
Income Edge payment program.

Deferred annuity contracts such as Investment Edge(R) provide for conversion to annuity payout status at or before the contract's "maturity date". This is called "annuitization". Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable annuity option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract issue date. Please see Appendix III later in this Prospectus for information on state variations. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in
"Annuity maturity date" later in this section.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Investment Edge(R) contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with 60 days advance written notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. For example, assume the contract owner is a 70-year old male and contributes $100,000. Seven years later we announce a change in the guaranteed annuity purchase rate. After this change, the contract owner contributes $45,000. At age 85, the contract owner elects to annuitize the contract. At this time the annuity account value is $260,000, of which $200,000 is attributable to the initial contribution and $60,000 is attributable to the subsequent contribution. Assume the guaranteed annuity purchase rate at the time the contract was issued was 5.63 per $1,000. After the change, the guaranteed annuity purchase rate is 4.79 per $1,000. The guaranteed monthly payment when the contract is annuitized would be $1,413.40 (=200,000 x 5.63 /
1,000 + 60,000 x 4.79 / 1,000).

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

                             ACCESSING YOUR MONEY

You can currently choose from among the payout annuity options listed below.
Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

-------------------------------------------------------------
Fixed annuity payout options   .   Life annuity
                               .   Life annuity with period
                                   certain
                               .   Life annuity with refund
                                   certain
-------------------------------------------------------------

..   LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Investment Edge(R)
series contract.

For Investment Edge(R) contracts, there is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed.

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts, as described in "Partial Annuitization" in "Tax Information", is
permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We currently do not offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity.
Partial annuitization is available until your annuity maturity date. See "How withdrawals are taken from your account value" earlier in this section.

For NQ contracts, any partial annuitization must take place prior to election of the Income Edge payment program. In that case, only the cost basis for the portion of the contract that has not been annuitized will be available under the Income Edge payment program. See "Income Edge Payment Program" earlier in this section.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. Please see Appendix III later in this
Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity.
Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is the Life annuity with period certain not to exceed 10 years.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix III later in this Prospectus for variations that may apply in your state.

                             ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administrative charge

..   A distribution charge

We may also deduct the following charges from your account value. If we deduct these charges from your variable investment options we reduce the number of units credited to your contract:

..   On each contract date anniversary (or, for NQ contracts where an Income
    Edge payment program has been elected, the Income Edge Anniversary Date) --
    the Contract Maintenance Fee, if applicable.

..   At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

..   At the time annuity payments are to begin including, for NQ contracts,
    Income Edge payment program scheduled payments -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

..   Charge for third-party transfer or exchange.

..   Special services charges (if applicable).

..   Duplicate Annual and/or Quarterly Statement of Account or Annual Payout
    Statement charge (if applicable).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Investment Edge(R) series:

   Investment Edge(R):         0.70%
   Investment Edge(R) Select:  0.75%
   Investment Edge(R) ADV:     0.20%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the Contract Maintenance
Fee described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Investment Edge(R):         0.30%
   Investment Edge(R) Select:  0.30%
   Investment Edge(R) ADV:     0.10%

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Investment Edge(R):         0.10%
   Investment Edge(R) Select:  0.20%
   Investment Edge(R) ADV:     0.00%

We sometimes refer to the total amount of Separate account annual expenses as the "Contract fee". You may be eligible for a reduction in the Contract fee.
See "Breakpoint Credit" in "Contract features and benefits" for more information.

ANNUAL FUND FACILITATION FEE. We may deduct a fund facilitation fee in order to make certain variable investment options available under the contract. The fee applies to variable investment options that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets.

                             CHARGES AND EXPENSES

The fee is based on the net assets in each variable investment option for which we specify that the fee applies. It is expressed as an annual percentage rate and is deducted daily from the unit value of the applicable variable investment option.

If the contract is surrendered or annuitized (not including election of an
Income Edge payment program) or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. If your account value is insufficient to pay this charge, your contract will terminate without value.

Currently, we do not charge this fee for any variable investment option that we offer.

ACCOUNT VALUE CHARGES

CONTRACT MAINTENANCE FEE. We will deduct a $50 dollar charge on any contract date anniversary on which your account value is less than $50,000. This charge will no longer apply to NQ contracts following Income Edge election, even if your account value falls below $50,000. This charge is intended to compensate us for the cost of providing administrative services in connection with your contract.

We will deduct this charge from your value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from amounts in the dollar cost averaging program (if any).

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. In addition we reserve the right, at any time but always with prior notice, to charge for any transfers in excess of 12 per contract year (or, for
NQ contracts where an Income Edge payment program has been elected, per Annual
Payout Period).

In the event that such a charge is imposed, it will be subject to the following:

..   We reserve the right to waive such charge for transfers requested electronically.

..   The charge will never exceed $35 and will be assessed at the time that the transfer is processed.

..   For the purposes of this charge, all transfers made on the same business day as to a particular contract will be considered one transfer.

..   Any transfer charge will be deducted from the investment option(s) from which the transfer was made.

..   No charge will be imposed for transfers made in connection with the dollar cost averaging program.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract.
The charge for this service can be paid (i) using a credit card acceptable to
AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge, which would be deducted from the amount you request following imposition of such a charge. We reserve the right to charge a maximum of $85.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE. Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an
IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. This charge will be deducted from the amount you request. We reserve the right to increase this charge to a maximum of $125. Please see Appendix III later in this Prospectus for variations in your state.

DUPLICATE ANNUAL AND/OR QUARTERLY STATEMENT OF ACCOUNT OR ANNUAL PAYOUT
STATEMENT CHARGE. Currently, we do not charge for providing a duplicate copy of your Annual or Quarterly Statement of Account or Annual Payout Statement.
However, we reserve the right to impose such a charge, regardless of whether you are enrolled in electronic delivery or whether the request is for an electronic or hard copy duplicate of the applicable document. Any such charge would be deducted from your account value in the variable investment options at the time of the request on a pro rata basis.

WITHDRAWAL CHARGE
(FOR INVESTMENT EDGE(R) CONTRACTS ONLY)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in this Prospectus.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions.

                             CHARGES AND EXPENSES

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

----------------------------------------------------------------------------------------
              WITHDRAWAL CHARGE AS A % OF CONTRIBUTION CONTRACT YEAR
----------------------------------------------------------------------------------------
                                                             1   2   3   4   5     6+
----------------------------------------------------------------------------------------
Investment Edge(R)                                           6%  6%  5%  4%  3%  0%/(1)/
----------------------------------------------------------------------------------------
(1)Charge does not apply in the 6th and subsequent contract years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1," and the withdrawal charge is reduced or expires on each applicable contract date anniversary.
Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge.
However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix III later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

We offer two versions of the contract that do not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. For NQ contracts, following election of an Income Edge payment program, the amount is determined using your account value at the beginning of each
Annual Payout Period. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contsract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

SUBSTANTIALLY EQUAL WITHDRAWALS. For Investment Edge(R) contracts, substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge. See "Substantially equal withdrawals" in "Accessing your money" earlier in this Prospectus for more information.

INCOME EDGE. Payments made under any form of Income Edge payment program that we offer are not subject to withdrawal charges.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. There are
specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you(1) meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

   -- "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

   -- "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

   -- "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

   -- "Eating" means feeding oneself by food into the body from a receptacle
      (such as a plate, cup or table) or by a feeding tube or intravenously.

   -- "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

   -- "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the
     United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

----------
(1)When used in this section, "you" means (a) for single owner contracts, the owner; (b) for jointly owned contracts, the older owner; (c) for contracts with non-natural owner(s) and a single annuitant, the Annuitant; and (d) for contracts with non-natural owner(s) and joint annuitants, the older annuitant.

                             CHARGES AND EXPENSES

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. For NQ contracts, we also deduct this charge from your account value as of the date that you elect an Income Edge payment program. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Please call our processing office for more information.

FEE-BASED EXPENSES (INVESTMENT EDGE(R) ADV CONTRACTS ONLY)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Investment Edge(R) ADV contract to pay those expenses will be treated like any other withdrawal.

PROTECTED PREMIUM DEATH BENEFIT CHARGE

If you elect the Protected premium death benefit (PPDB), we deduct a charge annually on each contract date anniversary for which the benefit is in effect.
This charge is calculated daily as a percentage of your Net Amount at Risk
(NAR) and varies according to your age as of your most recent contract date anniversary. For jointly owned contracts, we look to the age of the older joint owner when determining the charge. The following table shows the current and maximum annual charges for the benefit:

---------------------------------------------------------------------
               CURRENT     MAXIMUM            CURRENT     MAXIMUM
               ANNUAL      ANNUAL             ANNUAL      ANNUAL
               CHARGE      CHARGE             CHARGE      CHARGE
 AGE           (% OF NAR)  (% OF NAR)   AGE   (% OF NAR)  (% OF NAR)
---------------------------------------------------------------------
(less or =)65  0.6%        1.2%        89     12.0%       24.0%
---------------------------------------------------------------------
66-70          1.2%        2.4%        90     13.5%       27.0%
---------------------------------------------------------------------
71-75          1.8%        3.6%        91     14.5%       29.0%
---------------------------------------------------------------------
76-80          3.6%        7.2%        92     16.0%       32.0%
---------------------------------------------------------------------
81-85          7.2%        14.4%       93     17.0%       34.0%
---------------------------------------------------------------------
86             9.0%        18.0%       94     18.5%       37.0%
---------------------------------------------------------------------
87             10.0%       20.0%       95     20.0%       40.0%
---------------------------------------------------------------------
88             11.0%       22.0%
---------------------------------------------------------------------

The daily charge percentage increases automatically on each contract date anniversary following the date on which you reach the next age bracket shown in the table. We reserve the right to increase the charges for this benefit up to the maximum charges shown above.

NET AMOUNT AT RISK: On each day of your contract, your NAR is equal to (A)
minus (B), where:

(A) equals your Protected premium death benefit base; and (B) equals your account value on that day. If (A) is less than or equal to (B), then your NAR for that day equals zero.

There will be no accrued charge for the PPDB for any day on which your NAR is less than or equal to zero.

The charge for a non-business day will be determined using the NAR calculated for the immediately following business day.

We will deduct the PPDB charge from your account value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from amounts in the dollar cost averaging program (if any). If on any date other than the contract date anniversary your contract is surrendered or annuitized, the Income Edge
Effective Date, a death benefit is paid, or the PPDB is terminated, we will deduct the cumulative accrued charge for that year from your account value.

For an example of how the PPDB and the PPDB charge are calculated, see
"Appendix VII: Protected premium death benefit example."

SPOUSAL CONTINUATION. If either (a) the surviving younger spouse under a spousal joint owner contract or (b) the sole spousal beneficiary of a single owner contract elects to continue their contract in which the PPDB had been elected, and that spouse is eligible to continue the PPDB, we will use the surviving spouse's age as of the anniversary preceding the date of claim as the determining age for calculating the initial daily PPDB charge. Any accrued PPDB charge as of the date of claim will be deducted from the account value on that date. Thereafter, the PPDB charge will be deducted from the account value on each contract date anniversary. If the surviving spouse decides to terminate the PPDB on the date of claim, any accrued PPDB charges up until the date of claim will be deducted from the account value (prior to any reset) on the next contract date anniversary. See "Spousal continuation" in "Payment of death benefit" for more information about spousal continuation options.

OTHER IMPORTANT CONSIDERATIONS

..   If you have a positive NAR, in a rising market your account value may eventually increase to the point where your NAR reaches zero. As long as your NAR stays at zero you will not be charged for the PPDB.

..   If your account value declines, whether due to withdrawals, the deduction of fees and/or poor market performance, and you have a positive NAR, the dollar amount of the PPDB charge increases. Furthermore, if your account value continues to decline, the fee will represent an increasing percentage of your account value and could substantially reduce your remaining account value.

..   LOW ACCOUNT VALUE. If your account value is low, deduction of the charge on your contract anniversary, together with any other charges deducted that day, will further deplete your account value. Furthermore, if on any
    Business Day your account value, including any accrued but unpaid
    Breakpoint Credit, is less than or equal to the accrued but unpaid amount of the charge for the PPDB, your contract, including the PPDB, will terminate without value and you will lose all your rights and benefits under the

                             CHARGES AND EXPENSES

   contract, including the PPDB. If your account value is low, we recommend speaking to your financial adviser about possible options available to you, including (a) ceasing withdrawals, (b) dropping the PPDB and/or (c) making additional contributions (if permitted under your contract).

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts.
We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

                             CHARGES AND EXPENSES

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. A beneficiary change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform
Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary. For NQ contracts where an Income Edge payment program has been elected with the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes any inconsistent beneficiary designations. This means that a previous beneficiary designation may be invalidated.

The death benefit is equal to your account value (the standard death benefit)
or, if elected, the Protected premium death benefit. We determine the amount of the death benefit as of the date we receive satisfactory proof of the owner's or older joint owner's, if applicable, death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require ("date of claim"). Payment of the death benefit terminates the contract.

If there are multiple beneficiaries, any accrued Breakpoint Credit, the
Contract Maintenance Fee (if applicable) and, if the Protected premium death benefit was in effect at the time of your death, any accrued Protected premium death benefit charge will be applied pro rata to each beneficiary's portion of the death benefit payment.

--------------------------------------------------------------------------------
WHEN WE USE THE TERMS OWNER AND JOINT OWNER, WE INTEND THESE TO BE REFERENCES
TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF THE CONTRACT HAS A
NON-NATURAL OWNER. IF THE CONTRACT IS JOINTLY OWNED OR IS ISSUED TO A
NON-NATURAL OWNER, THE DEATH BENEFIT IS PAYABLE UPON THE DEATH OF THE OLDER
JOINT OWNER OR OLDER JOINT ANNUITANT, AS APPLICABLE.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death (the "1-year rule"), which payment may not occur if the beneficiary has failed to provide all required information before the end of that period,
(ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and
(iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. See
"Special Rules for NQ contracts when Income Edge or Income Edge Early
Retirement Option is in effect" later in this section for more information regarding special rules applicable to such contracts.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For
NQ contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation"
feature or under our Beneficiary continuation option, as discussed below. For
NQ contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation."

If you are the sole owner of an NQ contract and your spouse is the sole primary beneficiary, your surviving spouse may have the option to:

..   take the death benefit proceeds in a lump sum;

..   continue the contract as a successor owner under "Spousal continuation" or under our Beneficiary continuation option;

..   elect Income Edge Beneficiary Advantage, as discussed below; or

..   for traditional and Roth IRA contracts, roll the death benefit proceeds over into another similar arrangement.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. Any death proceeds will remain invested in this contract until your spouse's new contract is issued. The amount of the death benefit will be calculated to equal the account

                           PAYMENT OF DEATH BENEFIT

value as of the date your spouse's new contract is issued . This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

NON-SPOUSAL SINGLE OWNER CONTRACT CONTINUATION

For single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule").
In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death, continue the contract under the Beneficiary Continuation option or elect Income Edge Beneficiary
Advantage. If the Protected premium death benefit (PPDB), if any, was greater than the account value on the date of claim, then we will reset the account value to equal the PPDB. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the PPDB (and associated charge) is terminated and no additional contributions will be permitted. Any such election must be made in accordance with our rules at the time of death.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must generally be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death.
If the life annuity is elected, the terms of the supplemental contract supersede the terms of the contract.

If the older owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year;
(3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary
Advantage. If the PPDB, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the PPDB. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the PPDB (and associated charge) is terminated and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year;
(3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary
Advantage. If the contract continues (other than under the Beneficiary continuation option or through an election of Income Edge Beneficiary
Advantage), withdrawal charges, if applicable under your contract, will continue to apply and no additional contributions will be permitted. The PPDB, if any, will remain in effect based on the older owner's age, and becomes payable to the beneficiary if the older owner dies within five years. Charges for the PPDB will continue to apply. If Income Edge Beneficiary Advantage is elected, the PPDB, if any, will be terminated on the Income Edge Effective
Date, and any accrued PPDB charge will be deducted on that date.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be
85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

In addition, where such a contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the YOUNGER spouse dies first no death benefit is paid, and the contract continues as follows:

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

..   The withdrawal charge schedule, if applicable, remains in effect.

..   The Protected premium death benefit, if any, will remain in effect based on the older spouse's age, and charges for the PPDB will continue to apply.

..   An Income Edge payment program may be elected at any time so long as the eligibility rules for the feature are satisfied.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the OLDER spouse dies first, the surviving owner can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract under the
Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the
PPDB, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the PPDB.

If the contract continues under the Spousal continuation option:

..   The surviving spouse becomes the sole owner. If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

..   If the surviving spouse is age 86 or older, election of an Income Edge payment program is not available. A surviving spouse aged 86 or older who wishes to elect Income Edge should consider electing Income Edge
    Beneficiary Advantage instead of Spousal continuation.

                           PAYMENT OF DEATH BENEFIT

..   If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract. If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

..   The PPDB, if any, will remain in effect if on the date of the older spouse's death the surviving spouse is 95 or younger. For details of how we calculate charges for the PPDB under joint owner spousal continuation, see
    "Protected premium death benefit charge" in "Charges and expenses".

..   Withdrawal charges, if applicable under the contract, will no longer apply to the account value on the date of the older spouse's death, but they will apply to the amount of any subsequent contributions by the surviving spouse.

For single owner NQ contracts with a SOLE SPOUSAL BENEFICIARY where Income Edge or Income Edge Early Retirement Option has not been elected or, if elected, payments have not yet begun, the sole spousal beneficiary can (1) take the death benefit as a lump sum payment within five years of the deceased owner's death; (2) annuitize within one year; (3) continue the contract (but only if age 85 or younger on the date of death of the deceased owner) under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the
PPDB, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the PPDB.

If the contract continues under the Spousal continuation option:

..   The sole spousal beneficiary becomes the sole owner. If the deceased owner was also the annuitant, the sole spousal beneficiary becomes the annuitant.

..   If the deceased owner was a joint annuitant, the contract will become a single annuitant contract. If the deceased owner was not the annuitant, the sole spousal beneficiary can elect to become the annuitant and supersede the named annuitant. Alternatively, the sole spousal beneficiary can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

..   A sole spousal beneficiary who is age 85 or younger can elect Income Edge
    Beneficiary Advantage at any time prior to age 86, rather than having to make such election within 9 months of the date of death. For information about Income Edge Beneficiary Advantage, see "Income Edge Beneficiary
    Advantage for NQ contracts only" later in this section.

..   The PPDB, if any, will remain in effect if on the date of the deceased owner's death the sole spousal beneficiary is 85 or younger. For details of how we calculate charges for the PPDB under spousal continuation, see
    "Protected premium death benefit charge" in "Charges and expenses".

..   Withdrawal charges, if applicable under the contract, will no longer apply to the account value as of the date of the deceased spouse's death, but they will apply to the amount of any subsequent contributions by the sole spousal beneficiary.

NON-NATURAL OWNER WITH SPOUSAL JOINT ANNUITANTS. For contracts with a non-natural owner and spousal joint annuitants:

..   If the younger spouse dies first, no death benefit is payable. The contract, including the PPDB (if elected), continues unchanged and withdrawal charges (if applicable) will continue to apply.

..   If the older spouse dies first, the surviving younger spouse can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3)
    continue the contract under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income
    Edge Beneficiary Advantage. If the PPDB, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the PPDB. If the contract continues under the spousal continuation option, the PPDB, if any, will remain in effect if on the date of the older spouse's death the surviving spouse is 95 or younger. For details of how we calculate charges for the PPDB under spousal continuation, see "Protected premium death benefit charge" in "Charges and expenses". If Income Edge
    Beneficiary Advantage is elected, the PPDB, if any, will be terminated on the Income Edge Effective Date, and any accrued PPDB charge will be deducted on that date.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

If you divorce, Spousal continuation does not apply.

The determination of spousal status is made under applicable state law. In June
2013, the U.S. Supreme Court ruled that the portion of the federal Defense of
Marriage Act that precluded same-sex marriages from being recognized for purposes of federal law was unconstitutional. The IRS adopted a rule recognizing the marriage of same-sex individuals validly entered into in a jurisdiction that authorizes same-sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The IRS also ruled that the term "spouse" does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a "marriage" under the laws of that jurisdiction. Absent further guidance, we intend to continue administering the contract consistent with these IRS rulings. Therefore, exercise of any spousal continuation right under a contract by an individual who does not meet the definition of "spouse" under federal law may have adverse tax consequences. If you are married to a same-sex spouse, you have all of the rights and privileges under the contract as someone married to an opposite sex spouse. You should be aware that the U.S. Supreme Court has agreed to hear another case addressing same-sex marriage. It is not clear whether the outcome of this case will affect our procedures. Consult with a tax adviser for more information on this subject.

BENEFICIARY CONTINUATION OPTION

We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts. For NQ contracts, where Income Edge or Income Edge Early
Retirement Option has not been elected or, if elected, payments have not yet begun, this feature permits a designated individual, on the contract owner's death, to either:

..   maintain a contract with the deceased contract owner's name on it and receive distributions under the contract; or

                           PAYMENT OF DEATH BENEFIT

..   elect Income Edge Beneficiary Advantage,

instead of receiving the death benefit in a single sum. Each of these options is described below.

Please speak with your financial professional for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS
ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in
"Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under
Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner has not elected Income Edge or Income Edge Early Retirement Option and dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. In addition, this feature may be available following election of Income
Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first Income Edge or Income Edge Early Retirement Option scheduled payment is made. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made.
Beneficiaries who do not make a timely election will not be eligible for this option.

If you are interested in electing an Income Edge payment program, please see
"Income Edge Beneficiary Advantage for NQ contracts only" later in this section.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

                           PAYMENT OF DEATH BENEFIT

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

..   All payments are taxable to the extent there are gains remaining in the contract.

IF THE DECEASED IS THE OWNER OR THE OLDER JOINT OWNER:

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

IF THE DECEASED IS THE YOUNGER NON-SPOUSAL JOINT OWNER:

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments;
    the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the 10% free withdrawal amount.
    See the "Withdrawal charges" in "Charges and expenses" earlier in this
    Prospectus.

A surviving spouse should speak to his or her tax professional about whether
Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, and any need for immediate income.

INCOME EDGE BENEFICIARY ADVANTAGE FOR NQ CONTRACTS ONLY. The Income Edge
Beneficiary Advantage payment option is a form of Income Edge payment program available under NQ contracts in the circumstances described below. We also offer a version of Income Edge Beneficiary Advantage under the Inherited NQ contract, which is a contract we offer to individual beneficiaries under nonqualified deferred annuity contracts issued by other insurance companies for the purpose of making post-death payments on the death of the holder. See
"Inherited NQ beneficiary payout contract" in "Contract features and benefits"
earlier in this Prospectus.

Under the Income Edge Beneficiary Advantage death benefit option for the
Investment Edge NQ contract ("Income Edge BA"), we take into account the cost basis in calculating and reporting income amounts for "scheduled payments" (as described below) we make to your beneficiary. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes.

The conditions for electing Income Edge BA are as follows:

..   The deceased NQ contract owner cannot have previously elected Income Edge,
    Income Edge Early Retirement Option, or any other annuity payout option.
    However, Income Edge BA may be available following election of Income Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first scheduled payment is made under Income Edge or Income Edge Early
    Retirement Option.

..   Income Edge BA is available only to beneficiaries who are individuals. This option is available whether or not the owner and the annuitant are the same person. For example, if an Investment Edge NQ contract is owned by a trust and the annuitant dies, Income Edge BA is available for a beneficiary who is an individual, as the primary annuitant is treated as the owner for purposes of triggering required payments.

..   Income Edge BA is intended only for beneficiaries who plan to take payments at least annually over a period measured by their life expectancy. We call these "scheduled payments." Scheduled payments must begin no later than one year after the death of your death (the "Required Payment Starting Date").
    Beneficiaries who do not want to take scheduled payments at least annually and prefer to wait up to five years after your death to withdraw the entire amount of their death benefit should instead consider the Beneficiary continuation option for NQ contracts as discussed earlier in this section.

..   Income Edge BA must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

..   There are no minimum age restrictions for a beneficiary's election of
    Income Edge BA. A surviving spouse must be age 85 or younger under a single life contract, or 95 or younger under a joint life contract, to elect
    Income Edge BA.

..   The account value from the Investment Edge NQ contract allocated to your beneficiary must be (a) at least $50,000 and (b) greater than the corresponding cost basis allocated to your beneficiary.

..   If your Investment Edge NQ contract was issued in whole or in part from a
    Section 1035 exchange from another nonqualified deferred annuity contract
    (or life insurance policy), Income Edge BA is not available to any of your beneficiaries unless we have received all Section 1035 exchange contributions and at least some related cost basis information from the issuing insurance company or companies.

If there are multiple beneficiaries under an Investment Edge NQ contract, the account value is split among the beneficiaries in accordance with your instructions, and we treat the separate shares of each beneficiary as a separate contract for the purpose of determining whether Income Edge BA is available.

We do not need to receive Income Edge BA elections from all eligible beneficiaries before we commence payments. Each eligible beneficiary can submit his/her own election. If the conditions for Income Edge BA are met, we will establish a supplementary payout contract for that beneficiary based on his/her own life expectancy. The supplementary payout contract will be issued in the beneficiary's name with your name on it to reflect the status of the supplementary contract as a beneficiary payout contract. We will also allocate the cost basis of your Investment Edge contract to the supplementary payout contracts in proportion to each beneficiary's share of the account value of your Investment Edge contract.

                           PAYMENT OF DEATH BENEFIT

We may impose a charge approximating premium tax in certain states on the election of Income Edge BA.

If the conditions for electing Income Edge BA are met:

..   PAYMENT PERIOD. We will determine a payment period at the time that scheduled payments begin. We will not use the life expectancy of more than one individual to determine the payment period. The payment period is based on your beneficiary's age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge(R) contracts) or 10 years (for beneficiaries of Investment Edge(R) Select and Investment Edge(R) ADV
    contracts). However, if your beneficiary's life expectancy period is shorter than the applicable 15- or 10-year minimum, we will use the shorter life expectancy period.

..   Your beneficiary must receive scheduled payments at least annually, but can elect to receive scheduled payments monthly or quarterly.

..   We will make the first scheduled payment no later than the Required Payment
    Starting Date. Your beneficiary can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have all information we need to start scheduled payments on the earlier date.

..   The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by the payment period as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the contract anniversary date by the initial payment period reduced by 1 for each subsequent year.

..   Payment amounts are taken on a pro rata basis from your variable investment options.

..   Your beneficiary may make transfers among the variable investment options.

..   Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

..   No other form of payout or annuity benefit is available after Income Edge
    BA is elected.

..   PARTIAL WITHDRAWALS. Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   Change of ownership of the supplementary contract is not permitted after
    Income Edge BA is elected.

..   At the death of a beneficiary who has elected Income Edge BA, the spousal continuation and beneficiary continuation options are not available. We will continue scheduled payments to a successor beneficiary chosen by your beneficiary. The successor beneficiary has the same rights as your beneficiary to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the contract. If there is more than one individual or entity chosen by your beneficiary to be a successor beneficiary, we will make payments in equal shares unless your beneficiary had instructed us in writing to pay one or more successor beneficiaries in a different manner.

SPECIAL RULES FOR NQ CONTRACTS WHEN INCOME EDGE OR INCOME EDGE EARLY RETIREMENT
OPTION IS IN EFFECT

For NQ contracts where Income Edge or Income Edge Early Retirement Option has been elected prior to the owner's death, the following rules apply upon the death of the owner:

..   Any successor owner or joint annuitant named in connection with the election of Income Edge will supersede any inconsistent designated beneficiary.

..   If the owner dies after the first scheduled payment under Income Edge or
    Income Edge Early Retirement Option is made, scheduled payments will continue and will be made to the beneficiary on the same schedule as they would otherwise have been made.

..   The beneficiary (including a joint owner, successor owner, or joint annuitant, as applicable) may instead surrender the contract and take a lump sum payment of the account value.

..   For contracts with named or designated multiple beneficiaries, each beneficiary must choose, as to their share of the proceeds of the contract, whether to (i) continue receiving scheduled payments; or (ii) surrender the contract and take a lump sum payment. Each beneficiary will be able to claim their proportionate share of the Tax-Free Amount remaining at the time that all required paperwork for their election is received in good order.

Scheduled payments under Income Edge or Income Edge Early Retirement Option will continue to be made to the deceased owner until all required paperwork from the beneficiary is received in good order. In the case of multiple beneficiaries, scheduled payments to the deceased owner will continue and be adjusted accordingly until all required paperwork has been received in good order from each beneficiary. Until claimed by the appropriate beneficiary, contract proceeds will remain invested as they were at the time of the owner's death, and will thus be subject to market performance during that time.

                           PAYMENT OF DEATH BENEFIT

7. Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Investment Edge(R) series contracts owned by United
States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ (including for this purpose Inherited NQ), traditional
IRA, Roth IRA (including for this purpose both types of Inherited IRA), or QP.
Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue
Code, and Treasury Department Regulations and Internal Revenue Service ("IRS")
interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts.
Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the
contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

FATCA

Even though this section in the Prospectus discusses consequences to United
States individuals you should be aware that the Foreign Account Tax Compliance
Act ("FATCA") which applies beginning in 2014 to certain U.S.-source payments may require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30%
FATCA withholding. The FATCA rules are initially directed at foreign entities, and may presume that various U.S. entities are "foreign" unless the U.S. entity has documented its U.S. status by providing Form W-9. Also, in future years
FATCA and related rules may require us to document the status of certain contract holders, as well as report contract values and other information for such contract holders. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for
Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code
("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect. See Appendix IV at the end of this Prospectus for a discussion of QP contracts.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional contract benefits may include, but are not limited to, guaranteed death benefits. Currently we believe that these provisions would not apply an
Investment Edge contract because of the type of benefits provided under the contract.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

                                TAX INFORMATION

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that
AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial annuitization"
below.

Annuitization under an Investment Edge(R) series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Except as provided in
"Income Edge" later in this section (including for this purpose "Income Edge
Early Retirement Option" and "Income Edge Beneficiary Advantage"), we do not
currently offer a period certain option without life contingencies. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free portion in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age.
While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contigent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies for partial annuitizations.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract.
Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

INCOME EDGE PAYMENT PROGRAM

The Income Edge payment program is a form of variable annuity payout discussed previously in "Income Edge Payment Program" in the "Accessing your money"
section of the Prospectus. An Income Edge payment program is intended to annuitize amounts over a specified period of time. Unlike traditional forms of annuitization, an Income Edge payment program allows for a mode of annuitization that provides continuing access to the contract's account balance.

INCOME EDGE. Under the standard form of Income Edge payment program, the payment period is generally determined at the time that Income Edge is elected based on your (and a joint annuitant's, if applicable) age. The account value is then divided by the Annual Payout Periods remaining in the payment period to compute that Annual Payout Period's payout amount. All amounts in the contract are fully distributed under Income Edge by the end of the payment period, if not sooner. You are permitted to select a shorter payment period.

                                TAX INFORMATION

Federal tax law requires that once pay-outs have begun:

..   the Tax-Free Amount will be a fixed dollar amount that will not change from year to year (it will be determined at the time of election) and will be reported on IRS form 1099-R each year;

..   no further contributions are permitted;

..   once the pay-out starts, it cannot be stopped (except upon surrender or redemption of the contract, if permitted); and

..   Section 1035 exchanges are not available (inbound or outbound).

We believe that the Income Edge variable annuity payout feature complies with current Federal tax law requirements. Although a ruling is not required as a pre-condition for treating Income Edge as a variable payout annuity, we have received a private letter ruling from the IRS confirming our belief.

INCOME EDGE EARLY RETIREMENT OPTION. The payment period for Income Edge Early
Retirement Option ("Income Edge ERO") is determined based on your age at the time that Income Edge ERO is elected, with reference to an IRS table and rounding down to the nearest whole number. Also, you are not permitted to select a shorter payment period or use more than one individual's life expectancy to determine the payment period. Even though the private letter ruling we received from the IRS in connection with the standard form of Income
Edge does not specifically address Income Edge ERO, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge
ERO payout methodology constitutes a series of "substantially equal periodic payments" within the applicable requirements of Section 72(q) of the Code and therefore complies with current federal tax law requirements applicable to variable annuity payouts.

INCOME EDGE BENEFICIARY ADVANTAGE. Whether your beneficiary elects Income Edge
Beneficiary Advantage ("Income Edge BA") as a death benefit option under
Investment Edge, as described in the "Payment of death benefit" section of the
Prospectus, or you elect Income Edge BA under an Inherited NQ beneficiary payment contract, as described in the "Contract features and benefits" section of the Prospectus, the Income Edge BA payment period is determined at the time that required payments after the death of the contract holder begin. The payment period is based on the recipient's age at the time that Income Edge BA payments begin, using an IRS table for post-death payments and rounding down to the nearest whole number. The recipient may select a shorter payment period, but is not permitted to use more than one individual's life expectancy to determine payment period. Even though the private letter ruling we received from the IRS in connection with the standard form of Income Edge does not specifically address Income Edge BA, we believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of "substantially equal periodic payments"
over a "period not extending beyond the life expectancy" of a beneficiary within the applicable requirements of 72(s) of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

UNRECOVERED TAX-FREE AMOUNT IN A GIVEN YEAR. We report Tax-Free Amount on IRS
Form 1099-R each year. If the scheduled payment amount in any year is less than the Tax-Free Amount this results in unrecovered Tax-Free Amount or a "loss in basis" for that year. The unrecovered Tax-Free Amount may be used later by making an election on a personal income tax return; however, the Tax-Free
Amount reported by us in following years will not change. IRS Publication 939
(GENERAL RULE FOR PENSIONS AND ANNUITIES) provides an explanation and example of how to elect to re-compute your tax-free annuity amounts.

We will notify you of any unrecovered cost basis in loss years (and every year thereafter) so you can take appropriate action in consultation with an independent tax advisor on your tax return and amortize the unrecovered amounts over the remaining payment period.

Any "unrecovered Tax-Free Amount" must be used by the end of the payment period by amortizing it over the payments from this contract.

If you completely surrender the contract before the end of the payment period and you have a loss, you may be able to report it as an ordinary loss on your tax return. You should discuss this with your tax advisor.

PARTIAL REDEMPTIONS. While an Income Edge payment program is in effect, there is flexibility to take additional amounts after Income Edge scheduled payments begin; however, such amounts are generally fully includable in income as amounts not received as an annuity after the annuity starting date. This is regardless of whether there are any gains in the contract. The Tax-Free Amount for future Income Edge scheduled payments is not recalculated due to a partial redemption. Income Edge scheduled payments will continue as planned; however, a partial redemption may cause future Income Edge scheduled payments to be smaller and that, consequently, could cause Income Edge scheduled payments to be less than the Tax-Free Amount for a given year.

..   The above description also applies to Income Edge Beneficiary Advantage
    (whether elected by your beneficiary as a death benefit option under
    Investment Edge, as described in the "Payment of death benefit" section of the Prospectus, or you elect Income Edge Beneficiary Advantage under an
    Inherited NQ beneficiary payment contract, as described in the "Contract features and benefits" section of the Prospectus).

..   The above description also applies to Partial withdrawals (redemptions)
    under Income Edge Early Retirement Option. However, if you take a partial withdrawal before (a) you reach age 59 1/2 or (b) regardless of age, if you have not received five full years of scheduled payments, a penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior payments and distributions.

1035 EXCHANGES

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care

                                TAX INFORMATION

contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that AXA Equitable cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See "Payment of death benefit".

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit"
earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract. In addition, Income Edge scheduled payments made to a beneficiary after death will receive the same tax treatment as if they were paid to the owner. The same rules apply to Income
Edge Early Retirement Option and Income Edge Beneficiary Advantage payments which continue after the death of the owner or beneficiary/owner, as the case may be.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the
IRS.

We believe that the substantially equal withdrawals option and Income Edge
Early Retirement Option should each qualify for the substantially equal periodic payment exception. See "Substantially equal withdrawals" and "Income
Edge Early Retirement Option" in the "Accessing your money" section earlier in this Prospectus. The substantially equal periodic payment exception may not apply to:

..   The substantially equal withdrawals option if you stop or change the payment pattern before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first distribution.

..   Income Edge Early Retirement Option if you take withdrawals before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first scheduled payment.

IF THE SUBSTANTIALLY EQUAL PERIODIC PAYMENT EXCEPTION DOES NOT APPLY IN EITHER
OF THESE CASES, YOU MAY BE LIABLE FOR A PENALTY TAX, INCLUDING AN INTEREST
CHARGE FOR THE PRIOR PENALTY AVOIDANCE.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate
Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the
Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the
IRS could reverse its current guidance at any time. We reserve the right to modify

                                TAX INFORMATION

your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

ADDITIONAL TAX ON NET INVESTMENT INCOME

Taxpayers who have modified adjusted gross income ("MAGI") over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the "Net Investment Income Tax" or "NIIT"). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal
Revenue Service Publications 590-A ("Contributions to Individual Retirement
Arrangements (IRAs)") and 590-B ("Distributions from Individual Retirement
Arrangements (IRAs)"). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all versions of Investment Edge(R) series contracts.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money"
earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

Except as applicable to SEP-IRA Contracts (see "Simplified Employee Pension
Plans (SEP Plans)" later in this section), we have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth
IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel any version of the Investment Edge(R) series IRA contract
(traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits"
earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be "regular"
contributions out of compensation.

See "Simplified Employee Pension Plans (SEP Plans)" later in this section for information about contributions to a SEP-IRA Contract.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the

                                TAX INFORMATION

particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for
2015, after adjustment for cost-of-living changes. When your earnings are below
$5,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age
70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs
(and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,500, married individuals filing jointly can contribute up to $11,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of
$5,500 can be contributed annually to either spouse's traditional and Roth
IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,500 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the nonworking spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590-A, "Contributions to Individual Retirement
Arrangements (IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year.
The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the maximum
$5,000 per person limit for the applicable taxable year ($5,500 for 2015 after adjustment). The dollar limit is $1,000 higher for people eligible to make age
50-70 1/2"catch-up" contributions ($6,500 for 2015). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See
"Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional
IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional
IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

                                TAX INFORMATION

All distributions from a qualified plan, 403(b) plan or governmental employer
457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the "one-per-year limit" noted later in this section.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN
TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or
403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself).
When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs."
After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the "one-per-year limit." It is the IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2
    ; or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution
(rollover or regular). See IRS Publications 590-A and 590-B for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional
IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of

                                TAX INFORMATION

the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See
    "Rollovers from eligible retirement plans other than traditional IRAs"
    under "Rollover and direct transfer contributions to traditional IRAs"
    earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer
457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

IRA DISTRIBUTIONS DIRECTLY TRANSFERRED TO CHARITY. Specified distributions from
IRAs directly transferred to charitable organizations have been tax-free to IRA owners age 70 1/2 or older in past years. This is a temporary provision and must be extended by Congress to be in effect for a particular year. In past years Congress has sometimes extended this provision retroactively. You can direct AXA Equitable to make a distribution directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. If favorable tax treatment is important to you, you should check with your own tax advisor to see if this provision is in effect before you request a charitable direct transfer from your IRA.

REQUIRED MINIMUM DISTRIBUTIONS

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury
Regulations. You must start taking annual distributions from your traditional
IRAs for the year in which you turn age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The
first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year
(January 1st -- April 1st). Distributions must start no later than your
"Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM
DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No.
If you want, you can choose a different method for each of your traditional
IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON
THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional
IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required

                                TAX INFORMATION

minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your
IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the
"5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER,
NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE.
IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING
IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under
"Individual beneficiary." Please NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO
KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE
MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF
THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income.
Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the
IRS.

                                TAX INFORMATION

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal annual payments using your choice of
IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

SIMPLIFIED EMPLOYEE PENSIONS (SEPS)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee.
A self-employed individual may be an employer for this purpose. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion above under "Traditional individual retirement annuities (traditional IRAs)."

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($53,000 after cost-of-living adjustment for
2015). This amount may be further adjusted for cost-of-living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the Investment Edge(R) SEP-IRA contract.

Participating employees who are considering the purchase of an Investment
Edge(R) series SEP-IRA contract through a sponsoring employer's SEP plan contributions should discuss with their employers and their tax advisors that the Investment Edge(R) series SEP-IRA contract is not a model traditional IRA established on an IRS form. AXA Equitable intends to apply for an opinion letter that the Investment Edge(R) series SEP-IRA contract may be used in connection with an employer's SEP plan established using an IRS Form 5305-SEP.
It is not clear whether, or when, the IRS would issue any such opinion letter.

AXA Equitable requires a minimum contribution to purchase an Investment Edge(R)
Select or Investment Edge(R) ADV SEP-IRA contract which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer's SEP plan are not prohibited from making traditional IRA contributions with respect to the employee's compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the Investment Edge(R) series SEP-IRA contract do not permit the
Investment Edge(R) series SEP-IRA contract owner to make traditional IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the Investment Edge(R) series SEP-IRA contract. However, if the Investment Edge(R) series SEP-IRA contract owner requests in writing supported by appropriate documentation that either (i) the sponsoring employer has terminated the SEP plan or (ii) the Investment Edge(R)
series SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the "SEP-IRA" designation from the contract on our records and merely retain the "traditional IRA" designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described earlier in this section under "Traditional individual retirement annuities (traditional IRAs)."

Please also note, if the sponsoring employer's plan is a "Salary Reduction
Simplified Employee Pension Plan" or "SARSEP" established before 1997 that the
Investment Edge(R) series SEP-IRA contract does not accept salary reduction or employer contributions.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional
IRA, we will refer you to the same topic under "traditional IRAs."

The Investment Edge(R) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal
Revenue Code.

CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a
Roth IRA contract. See "Rollovers and direct transfer contributions to Roth
IRAs" later in this section for more information. If

                                TAX INFORMATION

you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Because the minimum initial contribution required to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be "regular"
contributions out of compensation.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2015, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional
IRAs and vice versa. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, "Contributions to
Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth
IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth
IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to
Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. We call this the "one-per-year limit." It is the Roth IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are

                                TAX INFORMATION

under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the "one-per-year limit" noted
earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs.
Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion.
This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or
SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12 month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all
Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return.
You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

                                TAX INFORMATION

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth
IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain --
   with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution
(including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address.
You cannot elect out of withholding if we are sending the payment out of the
United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United
States persons living abroad and non-United States persons (including U.S.
entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of

                                TAX INFORMATION

federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and
"non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions.
If the owner does not provide the owner's correct Taxpayer Identification
Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix IV at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

                                TAX INFORMATION

8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York
Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account
No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70 operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust."
The SEC, however, does not manage or supervise AXA Equitable or Separate
Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA
Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5)to deregister Separate Account No. 70 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to close a variable investment option to transfers and contributions; and

(9)to add variable investment options and to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the
Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by AXA
Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

                               MORE INFORMATION

The general account is subject to regulation and supervision by the
New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.
Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company
Act of 1940 and it is not registered as an investment company under the
Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of
Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an
Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your recurring transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

..   When a charge is to be deducted on a contract date anniversary (or, for NQ contracts where an Income Edge payment program has been elected, an Income
    Edge Anniversary Date) that is a non-business day, we will deduct the charge on the next business day.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m.,
    Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

..   Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Transfers to or from variable investment options will be made at the unit value next determined after receipt of the transfer request.

                               MORE INFORMATION

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust
also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each
Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 70 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

CYBERSECURITY

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury
Regulations or in published rulings of the Internal Revenue Service and in
Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate
Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before (i) annuity payments begin; or (ii) Income Edge or Income Edge Early Retirement Option
scheduled payments begin. Transfer of an Inherited

                               MORE INFORMATION

NQ contract is not permitted. Transfer of ownership will terminate any Income
Edge payment program election that was in effect prior to the transfer. We will continue to treat you as the owner until we receive written notification of any change at our processing office. You may also add an owner to your contact if the new owner is younger than the original owner and (i) your contract had only one owner when issued; and (ii) it is done before annuity payments begin or you elect Income Edge. With respect to ownership transfers and/or assignments in connection with a divorce, you should consider that it may be difficult to effect such transactions following election of an Income Edge payment program.
In addition, effectuating such a transfer after election of an Income Edge payment program may have adverse tax consequences. Please consult your tax advisor for more information.

We may refuse to process a change of ownership of an NQ contract to an entity without appropriate documentation of status on IRS Form W-9 (or, if IRS Form
W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA or QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus.
You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under Investment Edge(R) series contracts.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract. Collateral assignments are not available after any type of Income Edge or another form of annuity payout is elected. Collateral assignments must be removed before Income
Edge or another form of annuity payout is elected. See "Income Edge Payment
Program" in "Accessing Your Money" earlier in this Prospectus.

Following a collateral assignment, all withdrawals, distributions and payments are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and
AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The
Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is
1290 Avenue of the Americas, New York, NY 10104. The Distributors are
registered with the SEC as broker-dealers and are members of the Financial
Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the
Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.
AXA Equitable may also make additional payments to the Distributors, and the
Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

                               MORE INFORMATION

AXA ADVISORS COMPENSATION.

FOR INVESTMENT EDGE(R), AND INVESTMENT EDGE(R) SELECT CONTRACTS:

AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation").
The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

FOR INVESTMENT EDGE(R) ADV CONTRACTS:

AXA Equitable pays compensation to AXA Advisors based on the advisory fee associated with the custodial account. For contracts sold through AXA Advisors,
AXA Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract versions, AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits.
AXA Advisors also pays its financial professionals, managerial personnel and
Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

For Investment Edge(R), and Investment Edge(R) Select contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA
Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same contract. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA
Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA
Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION.
FOR ALL CONTRACT VERSIONS EXCEPT INVESTMENT EDGE(R) ADV:

AXA Equitable pays contribution-based and asset-based compensation (together
"compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributors' Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the
Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract's Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total Compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial

                               MORE INFORMATION

professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

FOR INVESTMENT EDGE(R) ADV CONTRACTS:

For contracts sold through AXA Distributors, AXA Distributors will not receive any compensation.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. (THE
FOLLOWING SECTION APPLIES TO ALL CONTRACT VERSIONS EXCEPT INVESTMENT EDGE(R)
ADV) AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services
(commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services;
conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA
Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA
Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA
Equitable contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2014) received additional payments. These additional payments ranged from $40.15 to $4,874,706.21. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA
Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
BBVA Compass Investment Solutions, Inc.
Cambridge Investment Research
Capital Investment Group
CCO Investment Services Corporation
Centaurus Financial, Inc.
Cetera Advisors, LLC
Cetera Advisors Networks, LLC
Cetera Financial Specialists, LLC
Cetera Investment Services, LLC
CFD Investments, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUNA Brokerage Services
Cuso Financial Services, L.P.
Essex National Securities, Inc.
Farmer's Financial Solution
First Allied Securities Inc.
First Citizens Investor Services, Inc.
First Southeast Investor Services
First Tennessee Brokerage Inc.
Founders Financial Securities
FSC Securities Corporation
Geneos Wealth Management Inc.
GWN Securities, Inc.
H.D. Vest Investment Securities, Inc.
Harbour Investments
ICA/First Dakota, Inc.
IFC Holdings, Inc.
Independent Financial Group, LLC
Investacorp, Inc.
Investment Professionals, Inc.
Investors Capital Corporation
James T. Borello & Company
Janney Montgomery Scott LLC
JP Turner & Company, LLC
Key Investment Services LLC
Kovack Securities
Legend Equities
Lincoln Financial Advisors Corp.
Lincoln Financial Services Corp.
LPL Financial Corporation
Lucia Securities, LLC
Mercap Securities, LLC
Merrill Lynch Life Agency, Inc.
MetLife Securities, Inc.
Morgan Stanley Smith Barney
Mutual Service Corporation
National Planning Corporation
Navy Federal Brokerage Services
New England Securities, Inc.
Next Financial Group, Inc.
NFP Securities Inc.
PNC Investments
Prime Capital Services
Primerica Financial Services
Questar Capital Corporation
Raymond James & Associates
Raymond James Insurance Group

                               MORE INFORMATION

RBC Capital Markets Corporation
Robert W Baird & Company
Royal Alliance Associates, Inc.
Sage Point Financial, Inc.
Santander Securities Corporation
Securities America Inc.
Signator Financial Services
Signator Investors, Inc.
SII Investments
Sorrento Pacific Financial LLC
Southwest Securities, Inc.
Summit Brokerage Services, Inc.
SunTrust Investments
SWS Financial Services
Tavenner Group
Tower Squares Securities
TransAmerica Financial Advisors
Triad Advisors
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group
Valmark Securities, Inc.
VOYA Financial Advisors
Walnut Street Services
Waterstone Financial Group
Wells Fargo Advisors Financial Network, LLC
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC
Wesom Financial Services, LLC
Woodbury Financial Services, Inc.

                               MORE INFORMATION

Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of
0.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014.

---------------------------------------------------------------------------------------------
                                                              FOR THE YEAR ENDING DECEMBER 31
                                                              -------------------------------
                                                               2014            2013
---------------------------------------------------------------------------------------------
7TWELVE/TM/ BALANCED PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $ 9.91          $ 9.97
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 25
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.29          $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 50
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.08          $ 9.94
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 75
---------------------------------------------------------------------------------------------
   Unit value                                                 $ 9.83          $ 9.82
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL THEMATIC GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $ 9.73              --
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.27              --
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS REAL ESTATE INVESTMENT PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.77              --
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.09              --
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION FUND
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.03          $ 9.73
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
AMERICAN CENTURY VP MID CAP VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.89          $10.26
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) ASSET ALLOCATION FUND/SM/
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.79          $10.29
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            --              --
---------------------------------------------------------------------------------------------

                                      I-1

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                                                         FOR THE YEAR ENDING DECEMBER 31
                                                                         -------------------------------
                                                                          2014            2013
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL GROWTH FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.69          $10.51
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.48          $10.32
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GROWTH-INCOME FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $11.54          $10.49
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) INTERNATIONAL GROWTH AND INCOME FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.79          $10.16
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.27          $10.12
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.77          $10.32
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.41          $10.14
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS ALLOCATION
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.58          $10.23
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
AXA SMART BETA/TM/ EQUITY
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.97          $10.26
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
 AXA/LOOMIS SAYLES GROWTH
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $11.28          $10.49
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
 AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.37          $10.29
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.39          $10.22
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        1              --
--------------------------------------------------------------------------------------------------------
 BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.98          $10.47
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       11              --
--------------------------------------------------------------------------------------------------------

                                      I-2

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-----------------------------------------------------------------------------------
                                                    FOR THE YEAR ENDING DECEMBER 31
                                                    -------------------------------
                                                     2014            2013
-----------------------------------------------------------------------------------
 CHARTER/SM/ AGGRESSIVE GROWTH
-----------------------------------------------------------------------------------
   Unit value                                       $10.27          $10.18
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ ALTERNATIVE 100 MODERATE
-----------------------------------------------------------------------------------
   Unit value                                       $ 9.85          $ 9.90
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ CONSERVATIVE
-----------------------------------------------------------------------------------
   Unit value                                       $10.19          $10.02
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ GROWTH
-----------------------------------------------------------------------------------
   Unit value                                       $10.28          $10.14
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ INCOME STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                       $10.41          $ 9.98
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ INTEREST RATE STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                       $10.22          $ 9.99
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ INTERNATIONAL MODERATE
-----------------------------------------------------------------------------------
   Unit value                                       $ 9.85          $ 9.92
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ MODERATE
-----------------------------------------------------------------------------------
   Unit value                                       $10.23          $10.08
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM /MODERATE GROWTH
-----------------------------------------------------------------------------------
   Unit value                                       $10.29          $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ REAL ASSETS
-----------------------------------------------------------------------------------
   Unit value                                       $ 9.69          $ 9.71
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ SMALL CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                       $10.27          $10.58
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                   9              --
-----------------------------------------------------------------------------------
 CHARTER/SM/ SMALL CAP VALUE
-----------------------------------------------------------------------------------
   Unit value                                       $ 9.91          $10.48
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------
 CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                       $10.69              --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  --              --
-----------------------------------------------------------------------------------

                                      I-3

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                          FOR THE YEAR ENDING DECEMBER 31
                                                          -------------------------------
                                                           2014            2013
-----------------------------------------------------------------------------------------
 CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $10.65              --
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 DELAWARE VIP(R) DIVERSIFIED INCOME SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $10.42          $ 9.96
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 DELAWARE VIP(R) EMERGING MARKETS SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $ 8.98          $ 9.82
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 DELAWARE VIP(R) LIMITED-TERM DIVERSIFIED INCOME SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $10.13          $ 9.99
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EATON VANCE VT FLOATING-RATE INCOME FUND
-----------------------------------------------------------------------------------------
   Unit value                                             $10.11          $10.07
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
-----------------------------------------------------------------------------------------
   Unit value                                             $10.64          $10.19
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SHORT DURATION GOVERNMENT BOND
-----------------------------------------------------------------------------------------
   Unit value                                             $ 9.90          $ 9.98
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
-----------------------------------------------------------------------------------------
   Unit value                                             $10.70          $10.36
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
-----------------------------------------------------------------------------------------
   Unit value                                             $11.43          $10.45
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
-----------------------------------------------------------------------------------------
   Unit value                                             $11.38          $10.50
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/CALVERT SOCIALLY RESPONSIBLE
-----------------------------------------------------------------------------------------
   Unit value                                             $11.87          $10.48
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-----------------------------------------------------------------------------------------
   Unit value                                             $11.66          $10.44
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------
 EQ/CONVERTIBLE SECURITIES
-----------------------------------------------------------------------------------------
   Unit value                                             $11.12          $10.26
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        --              --
-----------------------------------------------------------------------------------------

                                      I-4

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31
                                         -------------------------------
                                          2014            2013
------------------------------------------------------------------------
 EQ/CORE BOND INDEX
------------------------------------------------------------------------
   Unit value                            $10.12          $ 9.91
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/EMERGING MARKETS EQUITY PLUS
------------------------------------------------------------------------
   Unit value                            $ 9.38          $ 9.71
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/ENERGY ETF
------------------------------------------------------------------------
   Unit value                            $ 8.49          $10.05
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
------------------------------------------------------------------------
   Unit value                            $11.78          $10.46
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
------------------------------------------------------------------------
   Unit value                            $10.25          $10.12
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
------------------------------------------------------------------------
   Unit value                            $10.82          $10.53
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/HIGH YIELD BOND
------------------------------------------------------------------------
   Unit value                            $10.25          $10.08
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND
------------------------------------------------------------------------
   Unit value                            $10.04          $ 9.92
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
------------------------------------------------------------------------
   Unit value                            $ 9.41          $10.14
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
------------------------------------------------------------------------
   Unit value                            $11.72          $10.48
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
------------------------------------------------------------------------
   Unit value                            $11.71          $10.43
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/LOW VOLATILITY GLOBAL ETF
------------------------------------------------------------------------
   Unit value                            $10.77          $ 9.98
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
------------------------------------------------------------------------
   Unit value                            $ 9.50          $10.03
------------------------------------------------------------------------
   Number of units outstanding (000's)       --              --
------------------------------------------------------------------------

                                      I-5

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

--------------------------------------------------------------------------
                                           FOR THE YEAR ENDING DECEMBER 31
                                           -------------------------------
                                            2014            2013
--------------------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------------------
   Unit value                              $11.24          $10.34
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------------------
   Unit value                              $ 9.96          $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)          7              --
--------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                              $10.57          $10.68
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/NATURAL RESOURCES PLUS
--------------------------------------------------------------------------
   Unit value                              $ 8.75          $10.06
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------
   Unit value                              $10.50          $10.35
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/PIMCO GLOBAL REAL RETURN
--------------------------------------------------------------------------
   Unit value                              $10.42          $ 9.69
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------
   Unit value                              $ 9.95          $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/REAL ESTATE PLUS
--------------------------------------------------------------------------
   Unit value                              $11.01          $ 9.47
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------
   Unit value                              $10.85          $10.38
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------
   Unit value                              $11.35          $10.48
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 FEDERATED HIGH INCOME BOND FUND II
--------------------------------------------------------------------------
   Unit value                              $10.29          $10.08
--------------------------------------------------------------------------
   Number of units outstanding (000's)          4              --
--------------------------------------------------------------------------
 FEDERATED KAUFMAN FUND II
--------------------------------------------------------------------------
   Unit value                              $11.54          $10.58
--------------------------------------------------------------------------
   Number of units outstanding (000's)         --              --
--------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------
   Unit value                              $11.66          $10.48
--------------------------------------------------------------------------
   Number of units outstanding (000's)         12              --
--------------------------------------------------------------------------

                                      I-6

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-----------------------------------------------------------------------------------------------
                                                                FOR THE YEAR ENDING DECEMBER 31
                                                                -------------------------------
                                                                 2014            2013
-----------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------------
   Unit value                                                   $11.13          $10.53
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.26          $ 9.96
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.21              --
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------------------
   Unit value                                                   $11.13          $10.15
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.50          $10.24
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FRANKLIN INCOME VIP FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.62          $10.18
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FRANKLIN MUTUAL SHARES VIP FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $11.04          $10.33
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 FRANKLIN RISING DIVIDENDS VIP FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $11.19          $10.32
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              13              --
-----------------------------------------------------------------------------------------------
 GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $11.66          $10.43
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 HARTFORD CAPITAL APPRECIATION HLS FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.20              --
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 HARTFORD GROWTH OPPORTUNITIES HLS FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.86              --
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 INVESCO V.I. BALANCED-RISK ALLOCATION FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $10.36          $ 9.83
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL HEALTH CARE FUND
-----------------------------------------------------------------------------------------------
   Unit value                                                   $12.65          $10.63
-----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              --              --
-----------------------------------------------------------------------------------------------

                                      I-7

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

--------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31
                                                       -------------------------------
                                                        2014            2013
--------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.88          $ 9.54
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.25          $10.12
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      2              --
--------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.17          $10.19
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      4              --
--------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.72          $10.53
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
--------------------------------------------------------------------------------------
   Unit value                                          $ 9.95          $10.54
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      1              --
--------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
--------------------------------------------------------------------------------------
   Unit value                                          $ 8.66          $ 9.71
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 IVY FUNDS VIP MICRO CAP GROWTH
--------------------------------------------------------------------------------------
   Unit value                                          $10.61          $10.83
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      2              --
--------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
--------------------------------------------------------------------------------------
   Unit value                                          $11.24          $10.96
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 JANUS ASPEN BALANCED PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $11.10          $10.29
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 JANUS ASPEN FLEXIBLE BOND PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $10.40          $ 9.96
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 JANUS ASPEN INTECH U.S. LOW VOLATILITY PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $11.93          $10.17
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $ 9.11          $ 9.59
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --              --
--------------------------------------------------------------------------------------
 LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $10.51          $10.11
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      6              --
--------------------------------------------------------------------------------------

                                      I-8

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31
                                                            -------------------------------
                                                             2014            2013
-------------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $10.28          $10.20
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------------------
   Unit value                                               $11.58          $10.49
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 MFS(R) RESEARCH SERIES
-------------------------------------------------------------------------------------------
   Unit value                                               $11.52          $10.51
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------------------
   Unit value                                               $11.15          $ 9.94
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 MFS(R) VALUE SERIES
-------------------------------------------------------------------------------------------
   Unit value                                               $11.55          $10.51
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 MULTIMANAGER TECHNOLOGY
-------------------------------------------------------------------------------------------
   Unit value                                               $12.09          $10.68
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $ 9.89              --
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $ 9.40              --
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $ 7.90          $ 9.75
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 PIMCO EMERGING MARKETS BOND PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $ 9.91          $ 9.80
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 PIMCO GLOBAL BOND PORTFOLIO (UNHEDGED)
-------------------------------------------------------------------------------------------
   Unit value                                               $ 9.80          $ 9.63
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 PIMCO GLOBAL MULTI-ASSET MANAGED ALLOCATION PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $10.29          $ 9.86
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------
 PIMCO TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------
   Unit value                                               $10.28          $ 9.90
-------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          --              --
-------------------------------------------------------------------------------------------

                                      I-9

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

---------------------------------------------------------------------------------------
                                                        FOR THE YEAR ENDING DECEMBER 31
                                                        -------------------------------
                                                         2014            2013
---------------------------------------------------------------------------------------
 PUTNAM VT ABSOLUTE RETURN 500 FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.45          $10.09
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 PUTNAM VT DIVERSIFIED INCOME FUND
---------------------------------------------------------------------------------------
   Unit value                                           $ 9.67              --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                           $10.11              --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 SEI VP BALANCED STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.40          $10.03
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 SEI VP CONSERVATIVE STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.28          $10.01
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 SEI VP MARKET GROWTH STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.44          $10.08
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 SEI VP MARKET PLUS STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.59          $10.19
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 SEI VP MODERATE STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.49          $10.01
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
---------------------------------------------------------------------------------------
   Unit value                                           $11.01          $10.31
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
---------------------------------------------------------------------------------------
   Unit value                                           $13.78          $10.53
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND VIP FUND
---------------------------------------------------------------------------------------
   Unit value                                           $10.19          $10.03
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
---------------------------------------------------------------------------------------
   Unit value                                           $ 7.86          $ 9.77
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------
 VAN ECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
---------------------------------------------------------------------------------------
   Unit value                                           $ 9.95          $ 9.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      --              --
---------------------------------------------------------------------------------------

                                     I-10

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of
1.25%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014.

--------------------------------------------------------------------------------------------------------
                                                                         FOR THE YEAR ENDING DECEMBER 31
                                                                         -------------------------------
                                                                          2014            2013
--------------------------------------------------------------------------------------------------------
7TWELVE/TM/ BALANCED PORTFOLIO
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.80          $ 9.95
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      751              68
--------------------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 25
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.17          $10.07
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       30               3
--------------------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 50
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.96          $ 9.93
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       19              --
--------------------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE-ALT 75
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.72          $ 9.81
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       14               2
--------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL THEMATIC GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.70              --
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.24              --
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --              --
--------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS REAL ESTATE INVESTMENT PORTFOLIO
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.74              --
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        4              --
--------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.06              --
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       13              --
--------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION FUND
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.91          $ 9.72
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      137               8
--------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $11.76          $10.24
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      188               2
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) ASSET ALLOCATION FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.67          $10.27
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      318              17
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL GROWTH FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.57          $10.49
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       77               4
--------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
--------------------------------------------------------------------------------------------------------
   Unit value                                                            $10.37          $10.30
--------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       57               1
--------------------------------------------------------------------------------------------------------

                                     I-11

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

------------------------------------------------------------------------------------------------------------
                                                                             FOR THE YEAR ENDING DECEMBER 31
                                                                             -------------------------------
                                                                              2014            2013
------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GROWTH-INCOME FUND/SM/
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $11.42          $10.48
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           91               6
------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) INTERNATIONAL GROWTH AND INCOME FUND/SM/
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $ 9.68          $10.15
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           94              --
------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $ 9.17          $10.11
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          196               7
------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.65          $10.30
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           37               2
------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.30          $10.12
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          540              22
------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS ALLOCATION
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.46          $10.21
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          440              47
------------------------------------------------------------------------------------------------------------
AXA SMART BETA/TM/ EQUITY
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.85          $10.25
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           12              --
------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES GROWTH
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $11.16          $10.48
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           36              --
------------------------------------------------------------------------------------------------------------
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.26          $10.27
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           63              --
------------------------------------------------------------------------------------------------------------
BLACKROCK GLOBAL ALLOCATION V.I. FUND
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.27          $10.21
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          527              77
------------------------------------------------------------------------------------------------------------
BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $ 9.86          $10.45
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           86              --
------------------------------------------------------------------------------------------------------------
CHARTER/SM/ AGGRESSIVE GROWTH
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.15          $10.16
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           91               2
------------------------------------------------------------------------------------------------------------
CHARTER/SM/ ALTERNATIVE 100 MODERATE
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $ 9.74          $ 9.88
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          248              29
------------------------------------------------------------------------------------------------------------
CHARTER/SM/ CONSERVATIVE
------------------------------------------------------------------------------------------------------------
   Unit value                                                                $10.07          $10.00
------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          601              69
------------------------------------------------------------------------------------------------------------

                                     I-12

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

---------------------------------------------------------------------------------------
                                                        FOR THE YEAR ENDING DECEMBER 31
                                                        -------------------------------
                                                         2014            2013
---------------------------------------------------------------------------------------
CHARTER/SM/ GROWTH
---------------------------------------------------------------------------------------
   Unit value                                           $10.16          $10.12
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     432             141
---------------------------------------------------------------------------------------
CHARTER/SM/ INCOME STRATEGIES
---------------------------------------------------------------------------------------
   Unit value                                           $10.29          $ 9.97
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     132              --
---------------------------------------------------------------------------------------
CHARTER/SM/ INTEREST RATE STRATEGIES
---------------------------------------------------------------------------------------
   Unit value                                           $10.10          $ 9.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     328              --
---------------------------------------------------------------------------------------
CHARTER/SM/ INTERNATIONAL MODERATE
---------------------------------------------------------------------------------------
   Unit value                                           $ 9.74          $ 9.90
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      34              --
---------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE
---------------------------------------------------------------------------------------
   Unit value                                           $10.11          $10.06
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     903              34
---------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE GROWTH
---------------------------------------------------------------------------------------
   Unit value                                           $10.17          $10.11
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     421              10
---------------------------------------------------------------------------------------
CHARTER/SM/ REAL ASSETS
---------------------------------------------------------------------------------------
   Unit value                                           $ 9.58          $ 9.69
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      17              --
---------------------------------------------------------------------------------------
CHARTER/SM/ SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                           $10.16          $10.56
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      21              --
---------------------------------------------------------------------------------------
CHARTER/SM/ SMALL CAP VALUE
---------------------------------------------------------------------------------------
   Unit value                                           $ 9.80          $10.46
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     124               2
---------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                           $10.63              --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      85              --
---------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                           $10.59              --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      47              --
---------------------------------------------------------------------------------------
DELAWARE VIP(R) DIVERSIFIED INCOME SERIES
---------------------------------------------------------------------------------------
   Unit value                                           $10.31          $ 9.94
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     296              14
---------------------------------------------------------------------------------------
DELAWARE VIP(R) EMERGING MARKETS SERIES
---------------------------------------------------------------------------------------
   Unit value                                           $ 8.88          $ 9.80
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      28               2
---------------------------------------------------------------------------------------
DELAWARE VIP(R) LIMITED-TERM DIVERSIFIED INCOME SERIES
---------------------------------------------------------------------------------------
   Unit value                                           $10.01          $ 9.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     385              --
---------------------------------------------------------------------------------------

                                     I-13

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

------------------------------------------------------------------------------------
                                                     FOR THE YEAR ENDING DECEMBER 31
                                                     -------------------------------
                                                      2014            2013
------------------------------------------------------------------------------------
EATON VANCE VT FLOATING-RATE INCOME FUND
------------------------------------------------------------------------------------
   Unit value                                        $ 9.99          $10.05
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  382              14
------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
------------------------------------------------------------------------------------
   Unit value                                        $10.52          $10.17
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  155              21
------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SHORT DURATION GOVERNMENT BOND
------------------------------------------------------------------------------------
   Unit value                                        $ 9.79          $ 9.97
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   46              18
------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
------------------------------------------------------------------------------------
   Unit value                                        $10.58          $10.34
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  119               2
------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE EQUITY
------------------------------------------------------------------------------------
   Unit value                                        $11.30          $10.43
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  343              37
------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY INCOME
------------------------------------------------------------------------------------
   Unit value                                        $11.25          $10.48
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   60               2
------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY RESPONSIBLE
------------------------------------------------------------------------------------
   Unit value                                        $11.74          $10.46
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   20              --
------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX
------------------------------------------------------------------------------------
   Unit value                                        $11.53          $10.42
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   69               3
------------------------------------------------------------------------------------
EQ/CONVERTIBLE SECURITIES
------------------------------------------------------------------------------------
   Unit value                                        $10.99          $10.25
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  201              --
------------------------------------------------------------------------------------
EQ/CORE BOND INDEX
------------------------------------------------------------------------------------
   Unit value                                        $10.01          $ 9.90
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  126               3
------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY PLUS
------------------------------------------------------------------------------------
   Unit value                                        $ 9.27          $ 9.70
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   42              --
------------------------------------------------------------------------------------
EQ/ENERGY ETF
------------------------------------------------------------------------------------
   Unit value                                        $ 8.40          $10.03
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   41              --
------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX
------------------------------------------------------------------------------------
   Unit value                                        $11.65          $10.44
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  654              13
------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND ACQUISITIONS
------------------------------------------------------------------------------------
   Unit value                                        $10.14          $10.10
------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   92               4
------------------------------------------------------------------------------------

                                     I-14

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31
                                         -------------------------------
                                          2014            2013
------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY VALUE
------------------------------------------------------------------------
   Unit value                            $10.70          $10.51
------------------------------------------------------------------------
   Number of units outstanding (000's)      518              43
------------------------------------------------------------------------
EQ/HIGH YIELD BOND
------------------------------------------------------------------------
   Unit value                            $10.13          $10.07
------------------------------------------------------------------------
   Number of units outstanding (000's)       42              --
------------------------------------------------------------------------
EQ/INTERMEDIATE GOVERNMENT BOND
------------------------------------------------------------------------
   Unit value                            $ 9.93          $ 9.90
------------------------------------------------------------------------
   Number of units outstanding (000's)       14              --
------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY INDEX
------------------------------------------------------------------------
   Unit value                            $ 9.30          $10.12
------------------------------------------------------------------------
   Number of units outstanding (000's)      343               3
------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX
------------------------------------------------------------------------
   Unit value                            $11.59          $10.46
------------------------------------------------------------------------
   Number of units outstanding (000's)      208              14
------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX
------------------------------------------------------------------------
   Unit value                            $11.58          $10.41
------------------------------------------------------------------------
   Number of units outstanding (000's)       73               2
------------------------------------------------------------------------
EQ/LOW VOLATILITY GLOBAL ETF
------------------------------------------------------------------------
   Unit value                            $10.65          $ 9.97
------------------------------------------------------------------------
   Number of units outstanding (000's)       37               4
------------------------------------------------------------------------
EQ/MFS INTERNATIONAL GROWTH
------------------------------------------------------------------------
   Unit value                            $ 9.39          $10.01
------------------------------------------------------------------------
   Number of units outstanding (000's)       82              --
------------------------------------------------------------------------
EQ/MID CAP INDEX
------------------------------------------------------------------------
   Unit value                            $11.11          $10.32
------------------------------------------------------------------------
   Number of units outstanding (000's)      386               9
------------------------------------------------------------------------
EQ/MONEY MARKET
------------------------------------------------------------------------
   Unit value                            $ 9.85          $ 9.98
------------------------------------------------------------------------
   Number of units outstanding (000's)    2,570           1,199
------------------------------------------------------------------------
EQ/MORGAN STANLEY MID CAP GROWTH
------------------------------------------------------------------------
   Unit value                            $10.45          $10.66
------------------------------------------------------------------------
   Number of units outstanding (000's)       93              23
------------------------------------------------------------------------
EQ/NATURAL RESOURCES PLUS
------------------------------------------------------------------------
   Unit value                            $ 8.65          $10.04
------------------------------------------------------------------------
   Number of units outstanding (000's)       28              --
------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL
------------------------------------------------------------------------
   Unit value                            $10.38          $10.33
------------------------------------------------------------------------
   Number of units outstanding (000's)       91               7
------------------------------------------------------------------------
EQ/PIMCO GLOBAL REAL RETURN
------------------------------------------------------------------------
   Unit value                            $10.31          $ 9.68
------------------------------------------------------------------------
   Number of units outstanding (000's)       60              --
------------------------------------------------------------------------

                                     I-15

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

---------------------------------------------------------------------------------------------
                                                              FOR THE YEAR ENDING DECEMBER 31
                                                              -------------------------------
                                                               2014            2013
---------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND
---------------------------------------------------------------------------------------------
   Unit value                                                 $ 9.84          $ 9.97
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           108              --
---------------------------------------------------------------------------------------------
EQ/REAL ESTATE PLUS
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.89          $ 9.46
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            79              --
---------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.73          $10.36
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           169               3
---------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH STOCK
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.23          $10.47
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           291              31
---------------------------------------------------------------------------------------------
FEDERATED HIGH INCOME BOND FUND II
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.18          $10.06
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           352               4
---------------------------------------------------------------------------------------------
FEDERATED KAUFMAN FUND II
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.42          $10.56
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            28              --
---------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.53          $10.46
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           314               6
---------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.01          $10.51
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           159               2
---------------------------------------------------------------------------------------------
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.15          $ 9.94
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           655               7
---------------------------------------------------------------------------------------------
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.16              --
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                             4              --
---------------------------------------------------------------------------------------------
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                                 $11.01          $10.13
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           100               6
---------------------------------------------------------------------------------------------
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.39          $10.23
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           222               4
---------------------------------------------------------------------------------------------
FRANKLIN INCOME VIP FUND
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.50          $10.16
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                         1,000              40
---------------------------------------------------------------------------------------------
FRANKLIN MUTUAL SHARES VIP FUND
---------------------------------------------------------------------------------------------
   Unit value                                                 $10.91          $10.32
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            19              --
---------------------------------------------------------------------------------------------

                                     I-16

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-----------------------------------------------------------------------------------
                                                    FOR THE YEAR ENDING DECEMBER 31
                                                    -------------------------------
                                                     2014            2013
-----------------------------------------------------------------------------------
FRANKLIN RISING DIVIDENDS VIP FUND
-----------------------------------------------------------------------------------
   Unit value                                       $11.07          $10.31
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 441              22
-----------------------------------------------------------------------------------
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND
-----------------------------------------------------------------------------------
   Unit value                                       $11.53          $10.41
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  24              --
-----------------------------------------------------------------------------------
HARTFORD CAPITAL APPRECIATION HLS FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.14              --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                   6              --
-----------------------------------------------------------------------------------
HARTFORD GROWTH OPPORTUNITIES HLS FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.80              --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  13              --
-----------------------------------------------------------------------------------
INVESCO V.I. BALANCED-RISK ALLOCATION FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.25          $ 9.82
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 198              44
-----------------------------------------------------------------------------------
INVESCO V.I. GLOBAL HEALTH CARE FUND
-----------------------------------------------------------------------------------
   Unit value                                       $12.51          $10.61
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  43              --
-----------------------------------------------------------------------------------
INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.75          $ 9.52
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 192               9
-----------------------------------------------------------------------------------
INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.13          $10.10
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 480              13
-----------------------------------------------------------------------------------
INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.05          $10.17
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 100               4
-----------------------------------------------------------------------------------
INVESCO V.I. SMALL CAP EQUITY FUND
-----------------------------------------------------------------------------------
   Unit value                                       $10.60          $10.51
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  41               2
-----------------------------------------------------------------------------------
IVY FUNDS VIP ASSET STRATEGY
-----------------------------------------------------------------------------------
   Unit value                                       $ 9.84          $10.52
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 498              11
-----------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY
-----------------------------------------------------------------------------------
   Unit value                                       $ 8.56          $ 9.69
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 416              21
-----------------------------------------------------------------------------------
IVY FUNDS VIP MICRO CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                       $10.49          $10.82
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                  70               2
-----------------------------------------------------------------------------------
IVY FUNDS VIP SCIENCE AND TECHNOLOGY
-----------------------------------------------------------------------------------
   Unit value                                       $11.12          $10.94
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 152               6
-----------------------------------------------------------------------------------

                                     I-17

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                          FOR THE YEAR ENDING DECEMBER 31
                                                          -------------------------------
                                                           2014            2013
-----------------------------------------------------------------------------------------
JANUS ASPEN BALANCED PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $10.98          $10.27
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       164               5
-----------------------------------------------------------------------------------------
JANUS ASPEN FLEXIBLE BOND PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $10.28          $ 9.94
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       130               2
-----------------------------------------------------------------------------------------
JANUS ASPEN INTECH U.S. LOW VOLATILITY PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $11.80          $10.15
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        80               1
-----------------------------------------------------------------------------------------
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $ 9.01          $ 9.57
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       121               5
-----------------------------------------------------------------------------------------
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $10.40          $10.09
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       411              24
-----------------------------------------------------------------------------------------
MFS(R) INTERNATIONAL VALUE PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $10.17          $10.18
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       374              17
-----------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $11.45          $10.48
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        27              --
-----------------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $11.39          $10.49
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        46               2
-----------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $11.03          $ 9.93
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       356              10
-----------------------------------------------------------------------------------------
MFS(R) VALUE SERIES
-----------------------------------------------------------------------------------------
   Unit value                                             $11.42          $10.50
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       145               7
-----------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY
-----------------------------------------------------------------------------------------
   Unit value                                             $11.96          $10.67
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        59               3
-----------------------------------------------------------------------------------------
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $ 9.84              --
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        28              --
-----------------------------------------------------------------------------------------
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $ 9.34              --
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                         2              --
-----------------------------------------------------------------------------------------
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                             $ 7.81          $ 9.74
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        61               1
-----------------------------------------------------------------------------------------

                                     I-18

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

--------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31
                                                       -------------------------------
                                                        2014            2013
--------------------------------------------------------------------------------------
PIMCO EMERGING MARKETS BOND PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $ 9.79          $ 9.78
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     40               1
--------------------------------------------------------------------------------------
PIMCO GLOBAL BOND PORTFOLIO (UNHEDGED)
--------------------------------------------------------------------------------------
   Unit value                                          $ 9.70          $ 9.61
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     31              --
--------------------------------------------------------------------------------------
PIMCO GLOBAL MULTI-ASSET MANAGED ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $10.18          $ 9.84
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      4              --
--------------------------------------------------------------------------------------
PIMCO TOTAL RETURN PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $10.16          $ 9.88
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    299              19
--------------------------------------------------------------------------------------
PUTNAM VT ABSOLUTE RETURN 500 FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.33          $10.08
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     36              --
--------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND
--------------------------------------------------------------------------------------
   Unit value                                          $ 9.61              --
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     61              --
--------------------------------------------------------------------------------------
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                          $10.05              --
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      5              --
--------------------------------------------------------------------------------------
SEI VP BALANCED STRATEGY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.28          $10.02
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    151               2
--------------------------------------------------------------------------------------
SEI VP CONSERVATIVE STRATEGY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.17          $10.00
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    408              32
--------------------------------------------------------------------------------------
SEI VP MARKET GROWTH STRATEGY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.32          $10.07
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    207               1
--------------------------------------------------------------------------------------
SEI VP MARKET PLUS STRATEGY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.47          $10.17
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     65              30
--------------------------------------------------------------------------------------
SEI VP MODERATE STRATEGY FUND
--------------------------------------------------------------------------------------
   Unit value                                          $10.37          $10.00
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    320              33
--------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
--------------------------------------------------------------------------------------
   Unit value                                          $10.88          $10.29
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    119               7
--------------------------------------------------------------------------------------
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
--------------------------------------------------------------------------------------
   Unit value                                          $13.62          $10.51
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    189               5
--------------------------------------------------------------------------------------

                                     I-19

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2014. (CONTINUED)

-------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31
                                                      -------------------------------
                                                       2014            2013
-------------------------------------------------------------------------------------
TEMPLETON GLOBAL BOND VIP FUND
-------------------------------------------------------------------------------------
   Unit value                                         $10.07          $10.02
-------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   574              23
-------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD ASSETS FUND
-------------------------------------------------------------------------------------
   Unit value                                         $ 7.77          $ 9.75
-------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    43               1
-------------------------------------------------------------------------------------
VAN ECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
-------------------------------------------------------------------------------------
   Unit value                                         $ 9.84          $ 9.74
-------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    12              --
-------------------------------------------------------------------------------------

                                     I-20

                  APPENDIX I: CONDENSED FINANCIAL INFORMATION

Appendix II: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

THE FOLLOWING TABLES DESCRIBE THE RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT. THE MINIMUM
INITIAL CONTRIBUTION AMOUNT IS $10,000 FOR ALL INVESTMENT EDGE(R) CONTRACT TYPES AND $25,000 FOR ALL
INVESTMENT EDGE(R) SELECT AND INVESTMENT EDGE(R) ADV CONTRACT TYPES.
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                          NQ
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   0-85
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $500
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   After-tax money.
CONTRIBUTIONS        .   Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the older of the original Owner(s) and
CONTRIBUTIONS            Annuitant(s) reaches age 86 or, if later, the first contract date anniversary.
                     .   No additional contributions after election of an Income Edge payment program.
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                   TRADITIONAL IRA
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $50
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b)
CONTRIBUTIONS            plans.
                     .   Rollovers from another traditional individual retirement arrangement.
                     .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
                     .   Regular IRA contributions.
                     .   Additional catch-up contributions.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first
CONTRIBUTIONS            contract date anniversary.
                     .   Contributions made after age 70 1/2 must be net of required minimum distributions.
                     .   Although we accept regular IRA contributions (limited to $5,500) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
                     .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age
                         50 but under age 70 1/2 at any time during the calendar year for which the contribution is made.
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                       ROTH IRA
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
------------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $50
CONTRIBUTION AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Rollovers from another Roth IRA.
CONTRIBUTIONS        .   Rollovers from a "designated Roth contribution account" under specified retirement plans.
                     .   Conversion rollovers from a traditional IRA or other eligible retirement plan.
                     .   Direct custodian-to-custodian transfers from another Roth IRA.
                     .   Regular Roth IRA contributions.
                     .   Additional catch-up contributions.
------------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first
CONTRIBUTIONS            contract date anniversary.
                     .   Conversion rollovers after age 70 1/2 must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover.
                     .   Although we accept Roth IRA contributions (limited to $5,500) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
                     .   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age
                         50 at any time during the calendar year for which the contribution is made.
------------------------------------------------------------------------------------------------------------------------------

                                     II-1

          APPENDIX II: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                     SEP IRA
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
-------------------------------------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT   FOR ALL SERIES:
CONTRIBUTION AMOUNT  .   $50
(IF PERMITTED)
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   An employer can annually contribute an amount for an employee up to the lesser of 25% of
CONTRIBUTIONS            eligible compensation or $40,000 ($53,000 after cost-of-living adjustment for 2015).
                     .   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer
                         457(b) plans.
                     .   Rollovers from another traditional individual retirement arrangement.
                     .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
                     .   Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the
CONTRIBUTIONS            first contract date anniversary.
                     .   Contributions made after age 70 1/2 must be net of required minimum distributions.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                       QP
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   20-85
-------------------------------------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT   .   $500
CONTRIBUTION AMOUNT
(IF SUBSEQUENT
CONTRIBUTIONS ARE
PERMITTED)
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Only transfer contributions from other investments within an existing qualified plan trust.
CONTRIBUTIONS        .   The plan must be qualified under Section 401(a) of the Internal Revenue Code.
                     .   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Annuitant reaches age 75 or, if later,
CONTRIBUTIONS            the first contract date anniversary.
                     .   A separate QP contract must be established for each plan participant, even defined benefit plan participants.
                     .   We do not accept contributions directly from the employer.
                     .   Only one subsequent contribution can be made during a contract year.
                     .   Contributions made after the annuitant's age 70 1/2 must be net of any required minimum distributions.
                     .   No minimum contribution amount limitation for Investment Edge(R) ADV.
                     .   See Appendix IV later in this Prospectus for a discussion on purchase considerations for QP contracts.
-------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                  INHERITED IRA BENEFICIARY CONTINUATION CONTRACT (TRADITIONAL IRA OR ROTH IRA)
-------------------------------------------------------------------------------------------------------------------------
ISSUE AGES           .   0-70
-------------------------------------------------------------------------------------------------------------------------
MINIMUM ADDITIONAL   .   $1,000
CONTRIBUTION AMOUNT
-------------------------------------------------------------------------------------------------------------------------
SOURCE OF            .   Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased
CONTRIBUTIONS            owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
                     .   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans": qualified plans, 403(b) plans and governmental employer 457(b) plans.
-------------------------------------------------------------------------------------------------------------------------
LIMITATIONS ON       .   No additional contributions after the date on which the Owner reaches age 86 or, if later, the
CONTRIBUTIONS            first contract date anniversary.
                     .   Any additional contributions must be from the same type of IRA of the same deceased owner.
                     .   No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.
-------------------------------------------------------------------------------------------------------------------------

                                     II-2

          APPENDIX II: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

------------------------------------------------------------------------------------------------------------------------------
 CONTRACT TYPE                                                       INHERITED NQ
------------------------------------------------------------------------------------------------------------------------------
ISSUE AGES                .   0-70
------------------------------------------------------------------------------------------------------------------------------
MINIMUM CONTRIBUTION      .   Account value must be at least $50,000 in order to elect Income Edge Beneficiary Advantage.
AMOUNT
------------------------------------------------------------------------------------------------------------------------------
SOURCES OF CONTRIBUTIONS  .   Paid to us in an exchange under Section 1035 of the Internal Revenue Code of your interests as a death beneficiary of the deceased owner's non-qualified deferred annuity contract.
                          .   All contributions must be received before payments start and within twelve months after the date of death of the deceased owner.
------------------------------------------------------------------------------------------------------------------------------
See "Contract features and benefits" and "Tax information" earlier in this
Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" earlier in this Prospectus. Please review your contract for information on contribution limitations.

                                     II-3

          APPENDIX II: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

Appendix III: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Investment
Edge(R) series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.

STATES WHERE CERTAIN INVESTMENT EDGE(R) SERIES CONTRACTS' FEATURES AND/OR
BENEFITS ARE NOT AVAILABLE OR VARY:

------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
------------------------------------------------------------------------------
CALIFORNIA  See "We require that the         You are not required to use our
            following types of               forms when making a transaction
            communications be on specific    request, including a withdrawal
            forms we provide for that        request. If a written request
            purpose (and submitted in the    contains all the information
            manner that the forms specify)"  required to process the request,
            in "Who is AXA Equitable" and    we will honor it.
            "Withdrawing your account
            value" in "Accessing your money"

            See "Your right to cancel        If you reside in California and
            within a certain number of       you are age 60 or older at the
            days" in "Contract features and  time the contract is issued, you
            benefits"                        may return your variable annuity
                                             contract within 30 days from the
                                             date that you receive it and
                                             receive a refund as described
                                             below.

                                             If you allocate your entire
                                             initial contribution to the
                                             EQ/Money Market option, the
                                             amount of your refund will be
                                             equal to your contribution,
                                             unless you make a transfer, in
                                             which case the amount of your
                                             refund will be equal to your
                                             account value on the date we
                                             receive your request to cancel
                                             at our processing office. This
                                             amount could be less than your
                                             initial contribution. If you
                                             allocate any portion of your
                                             initial contribution to variable
                                             investment options other than
                                             the EQ/Money Market option, your
                                             refund will be equal to your
                                             account value on the date we
                                             receive your request to cancel
                                             at our processing office.

                                             "RETURN OF CONTRIBUTION" FREE
                                             LOOK TREATMENT AVAILABLE THROUGH
                                             CERTAIN SELLING BROKERS-DEALERS

                                             Certain selling broker-dealers
                                             offer an allocation method
                                             designed to preserve your right
                                             to a return of your
                                             contributions during the free
                                             look period. At the time of
                                             application, you will instruct
                                             your financial professional as
                                             to how your initial contribution
                                             and any subsequent contributions
                                             should be treated for the
                                             purpose of maintaining your free
                                             look right under the contract.
                                             Please consult your financial
                                             professional to learn more about
                                             the availability of "return of
                                             contribution" free look
                                             treatment.

                                             If you choose "return of
                                             contribution" free look
                                             treatment of your contract, we
                                             will allocate your entire
                                             contribution and any subsequent
                                             contributions made during the 40
                                             day period following the
                                             Contract Date, to the EQ/Money
                                             Market investment option. In the
                                             event you choose to exercise
                                             your free look right under the
                                             contract, you will receive a
                                             refund equal to your
                                             contributions.

                                             If you choose the "return of
                                             contribution" free look
                                             treatment and your contract is
                                             still in effect on the 40th day
                                             (or next business day) following
                                             the Contract Date, we will
                                             automatically reallocate your
                                             account value to the investment
                                             options chosen on your
                                             application.
------------------------------------------------------------------------------

                                     III-1

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
CALIFORNIA                                    Any transfers made prior to the
(CONTINUED)                                   expiration of the 30 day free
                                              look will terminate your right
                                              to "return of contribution"
                                              treatment in the event you
                                              choose to exercise your free
                                              look right under the contract.
                                              Any transfer made prior to the
                                              40th day following the Contract
                                              Date will cancel the automatic
                                              reallocation on the 40th day (or
                                              next business day) following the
                                              Contract Date described above.
                                              If you do not want AXA Equitable
                                              to perform this scheduled
                                              one-time reallocation, you must
                                              call one of our customer service
                                              representatives at 1 (800)
                                              789-7771 before the 40th day
                                              following the Contract Date to
                                              cancel.

             See "Disability, terminal        The withdrawal charge waiver
             illness, or confinement to       under item (i) also applies if
             nursing home'' under             we receive satisfactory proof
             "Withdrawal charge" in "Charges  that the owner (or older joint
             and expenses"                    owner, if applicable) suffers
                                              from significant cognitive
                                              impairment (such as a result of
                                              Alzheimer's disease).

                                              The withdrawal charge waiver
                                              under item (ii) applies if we
                                              receive satisfactory proof that
                                              the life expectancy of the owner
                                              (or older joint owner, if
                                              applicable) is 12 months or less.

                                              The withdrawal charge waiver
                                              under item (iii) applies if we
                                              receive satisfactory proof that
                                              the owner (or older joint owner,
                                              if applicable) is (a) receiving,
                                              as prescribed by a physician,
                                              registered nurse, or licensed
                                              social worker, home care or
                                              community-based services
                                              (including adult day care,
                                              personal care, homemaker
                                              services, hospice services or
                                              respite care); or (b) confined
                                              in a skilled nursing facility,
                                              convalescent nursing home, or
                                              extended care facility, or is
                                              confined in a residential care
                                              facility or residential care
                                              facility for the elderly, as
                                              defined in the California Health
                                              and Safety Code.
-------------------------------------------------------------------------------
CONNECTICUT  See "Charge for each additional  The charge for transfers does
             transfer in excess of 12         not apply.
             transfers per contract year" in
             "Fee table" and "Transfer
             charge" in "Charges and
             expenses"

             See "Disability, terminal        For Investment Edge contracts
             illness, or confinement to a     only:
             nursing home" under "Withdrawal  The withdrawal charge waiver
             charge" in "Charges and          under item (i) does not apply.
             expenses"

             See "Special service charges"    The maximum third party transfer
             in "Charges and Expenses"        or exchange charge is $49.
                                              The maximum charge for check
                                              preparation is $9.

             See "Transfers of ownership,     Your contract may not be
             collateral assignments, loans    directly or indirectly assigned
             and borrowing" in "More          nor may the ownership be changed
             information"                     to an institutional investor or
                                              settlement company.

             See "Disruptive transfer         Restrictions on transfers due to
             activity" in "Transferring your  market timing may only be money among investment options"  determined by the underlying fund managers.
-------------------------------------------------------------------------------
FLORIDA      See "Your right to cancel        If you reside in the state of
             within a certain number of       Florida, you may cancel your
             days" in "Contract features and  variable annuity contract and
             benefits                         return it to us within 21 days
                                              from the date that you receive
                                              it. You will receive an
                                              unconditional refund equal to
                                              the greater of the cash
                                              surrender value provided in the
                                              annuity contract, plus any fees
                                              or charges deducted from the
                                              contributions or imposed under
                                              the contract, or a refund of all
                                              contributions paid.

             See "Withdrawal charge" in       If you are age 65 or older at
             "Charges and expenses"           the time your contract is
                                              issued, the applicable
                                              withdrawal charge will not
                                              exceed 10% of the amount
                                              withdrawn.

             See "Special services charges"   The maximum charge for check
             in "Charges and expenses"        preparation is $25.

                                              The charge for third party
                                              transfers does not apply.
-------------------------------------------------------------------------------

MAINE        Inherited NQ                     Not available
-------------------------------------------------------------------------------

                                     III-2

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK      See "Investment Edge(R) Series   In contracts issued in New York:
              at a glance - key features"      .   The terms "Non-Qualified
                                                   Payment Program" or "Payment
                                                   Program" (as applicable) are
                                                   used in place of "Income
                                                   Edge payment program"; and
                                               .   The terms "Non-Qualified
                                                   Payment Program Series",
                                                   "Non-Qualified Early
                                                   Retirement Option Payment
                                                   Program", and "Non-Qualified
                                                   Beneficiary Option Payment
                                                   Program " are used in place
                                                   of Income Edge Series
                                                   Payment Program", "Income
                                                   Edge Early Retirement
                                                   Option", and "Income Edge
                                                   Beneficiary Advantage",
                                                   respectively.
                                               In contracts issued in New York,
                                               the Protected premium death
                                               benefit is referred to as the
                                               Return of premium death benefit.

              See "The amount applied to       If a non-life contingent annuity
              purchase an annuity payout       is elected (period certain
              option" under "Your annuity      only): The amount applied to an
              payout options" in "Accessing    annuity benefit will be the
              your money"                      greater of the cash value or 95%
                                               of what the cash value would be
                                               if there were no withdrawal
                                               charge applied; however, the
                                               income provided will never be
                                               less than that resulting from
                                               the account value applied to the
                                               table of guaranteed annuity
                                               purchase factors.

              See "Your annuity payout         We do not have the right to
              options" in "Accessing your      change the guaranteed annuity
              money"                           purchase rates after your fifth
                                               contract date anniversary.

              See "Charges and expenses"       The charge for third-party
                                               transfers or exchange does not
                                               apply.
                                               The check preparation charge
                                               does not apply.
                                               We do not have the right to
                                               increase fees after the contract
                                               has been issued.

              See "Disability, terminal        Item (i) is deleted and replaced
              illness, or confinement to a     with the following: An owner (or
              nursing                          older joint owner, if
              home'' under "Withdrawal         applicable) has qualified to
              charge" in "Charges and          receive Social Security
              expenses"                        disability benefits as certified
                                               by the Social Security
                                               Administration or meets the
                                               definition of a total disability
                                               as specified in the contract. To
                                               qualify, a recertification
                                               statement from a physician will
                                               be required every 12 months from
                                               the date disability is
                                               determined.

              See "Transfers of ownership,     Collateral assignments are not
              collateral assignments, loans    limited to the period prior to
              and borrowing" in "More          the first contract date
              information"                     anniversary. You may assign all
                                               or a portion of your NQ contract
                                               at any time, pursuant to the
                                               terms described in this
                                               Prospectus.
--------------------------------------------------------------------------------
NORTH DAKOTA  See "Your right to cancel        You may cancel your variable
              within a certain number of       annuity contract and return it
              days" in "Contract features and  to us within 20 days from the
              benefits"                        date you receive it. You will
                                               receive an unconditional refund
                                               equal to your contributions,
                                               including any contract fees or
                                               charges.
--------------------------------------------------------------------------------
PENNSYLVANIA  Required disclosure for          Any person who knowingly and
              Pennsylvania customers           with intent to defraud any
                                               insurance company or other
                                               person files an application for
                                               insurance or statement of claim
                                               containing any materially false
                                               information or conceals for the
                                               purpose of misleading,
                                               information concerning any fact
                                               material thereto commits a
                                               fraudulent insurance act, which
                                               is a crime and subjects such
                                               person to criminal and civil
                                               penalties.
--------------------------------------------------------------------------------
PUERTO RICO   IRA and Roth IRA                 Available for direct rollovers
                                               from U.S. source 401(a) plans
                                               and direct transfers from the
                                               same type of U.S. source IRAs.

              Inherited IRA                    Not available

              QP (Defined Benefit) contracts   Not available

              SEP                              Not available

              Investment Edge(R) ADV series    Not available
              contracts
--------------------------------------------------------------------------------

                                     III-3

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
PUERTO RICO  See "Purchase considerations     We do not offer contracts to
(CONTINUED)  for a charitable remainder       charitable remainder trusts in
             trust" under "Owner and          Puerto Rico.
             annuitant requirements" in
             "Contract features and benefits"

             See "How you can make            Specific requirements for
             contributions" in "Contract      purchasing QP contracts in
             features and benefits"           Puerto Rico are outlined below
                                              in "Purchase considerations for
                                              QP (Defined Contribution)
                                              contracts in Puerto Rico".

             See "Transfers of ownership,     Transfers of ownership of QP
             collateral assignments, loans    contracts are governed by Puerto
             and borrowing" in "More          Rico law. Please consult your
             information"                     tax, legal or plan advisor if
                                              you intend to transfer ownership
                                              of your contract.
             "Purchase considerations for QP  PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution)           (DEFINED CONTRIBUTION) CONTRACTS
             contracts in Puerto Rico" --     IN PUERTO RICO:
             this section replaces "Appendix  Trustees who are considering the
             IV: Purchase considerations for  purchase of an Investment
             QP contracts" in this            Edge(R) series QP contract in
             Prospectus.                      Puerto Rico should discuss with
                                              their tax, legal and plan
                                              advisors whether this is an
                                              appropriate investment vehicle
                                              for the employer's plan.
                                              Trustees should consider whether
                                              the plan provisions
                                              permit the investment of plan
                                              assets in the QP contract, and
                                              the payment of death benefits in
                                              accordance with the requirements
                                              of Puerto Rico income tax rules.
                                              The QP contract and this
                                              Prospectus should be reviewed in
                                              full, and the following factors,
                                              among others, should be noted.

                                              SOURCE OF INCOME
                                              .   Because this contract is
                                                  issued by a United States
                                                  insurance company, amounts
                                                  paid from the contract
                                                  produce U.S.-source income,
                                                  not Puerto Rico-source
                                                  income. A Puerto Rico
                                                  qualified plan investing in
                                                  assets producing Puerto
                                                  Rico-source income is likely
                                                  to generate a more favorable
                                                  tax result for a participant
                                                  under a Puerto Rico
                                                  qualified plan.

                                              LIMITS ON CONTRACT OWNERSHIP:
                                              .   QP contracts are not
                                                  available to defined benefit
                                                  plans. Defined benefit plans
                                                  must use Non-Qualified
                                                  contracts to invest in
                                                  Investment Edge(R). There is
                                                  no qualified plan contract
                                                  endorsement available for
                                                  defined benefit plans with
                                                  Investment Edge(R). The plan
                                                  and trust, if properly
                                                  qualified, contain the
                                                  requisite provisions of the
                                                  Internal Revenue Code to
                                                  maintain their tax exempt
                                                  status. A non-qualified
                                                  contract cannot be converted
                                                  to an IRA.

                                              .   The QP contract is offered
                                                  only as a funding vehicle to
                                                  qualified plan trusts of
                                                  single participant defined
                                                  contribution plans that are
                                                  tax-qualified under Puerto
                                                  Rico law, not United States
                                                  law. The contract is not
                                                  available to US qualified
                                                  plans or to defined benefit
                                                  plans qualifying under
                                                  Puerto Rico law.

                                              .   The QP contract owner is the
                                                  qualified plan trust. The
                                                  annuitant under the contract
                                                  is the self-employed Puerto
                                                  Rico resident, who is the
                                                  sole plan participant.

                                              .   This product should not be
                                                  purchased if the self-
                                                  employed individual
                                                  anticipates having
                                                  additional employees become
                                                  eligible for the plan. We
                                                  will not allow additional
                                                  contracts to be issued for
                                                  participants other than the
                                                  original business owner.

                                              If the business that sponsors
                                              the plan adds another employee
                                              who becomes eligible for the
                                              plan, no further contributions
                                              may be made to the contract. If
                                              the employer moves the funds to
                                              another funding vehicle that can
                                              accommodate more than one
                                              employee, this move could result
                                              in withdrawal charges, if
                                              applicable.
-------------------------------------------------------------------------------

                                     III-4

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
PUERTO RICO                                   LIMITS ON CONTRIBUTIONS:
(CONTINUED)
                                              .   All contributions must be
                                                  direct transfers from other
                                                  investments within an
                                                  existing qualified plan
                                                  trust.

                                              .   Employer payroll
                                                  contributions are not
                                                  accepted.
                                              .   Only one additional transfer
                                                  contribution may be made per
                                                  contract year.

                                              .   Checks written on accounts
                                                  held in the name of the
                                                  employer instead of the plan
                                                  or the trustee will not be
                                                  accepted.

                                              .   As mentioned above, if a new
                                                  employee becomes eligible
                                                  for the plan, the trustee
                                                  will not be permitted to
                                                  make any further
                                                  contributions to the
                                                  contract established for the
                                                  original business owner.
                                              LIMITS ON PAYMENTS:
                                              .   Loans are not available
                                                  under the contract.

                                              .   All payments are made to the
                                                  plan trust as owner, even
                                                  though the plan
                                                  participant/annuitant is the
                                                  ultimate recipient of the
                                                  benefit payment.

                                              .   AXA Equitable does no tax
                                                  reporting or withholding of
                                                  any kind for payment to the
                                                  plan participant. The plan
                                                  administrator or trustee
                                                  will be solely responsible
                                                  for performing or providing
                                                  for all such services.

                                              .   AXA Equitable does not offer
                                                  contracts that qualify as
                                                  IRAs under Puerto Rico law.

                                              PLAN TERMINATION:
                                              .   If the plan participant
                                                  terminates the business, and
                                                  as a result wishes to
                                                  terminate the plan, the
                                                  trust would have to be kept
                                                  in existence to receive
                                                  payments. This could create
                                                  expenses for the plan.

                                              .   If the plan participant
                                                  terminates the plan and the
                                                  trust is dissolved, or if
                                                  the plan trustee (which may
                                                  or may not be the same as
                                                  the plan participant) is
                                                  unwilling to accept payment
                                                  to the plan trust for any
                                                  reason, AXA Equitable would
                                                  have to change the contract
                                                  from a Puerto Rico QP to NQ
                                                  in order to make payments to
                                                  the individual as the new
                                                  owner. Depending on when
                                                  this occurs, it could be a
                                                  taxable distribution from
                                                  the plan, with a potential
                                                  tax of the entire account
                                                  value of the contract.
                                                  Puerto Rico income tax
                                                  withholding and reporting by
                                                  the plan trustee could apply
                                                  to the distribution
                                                  transaction.

                                              .   AXA Equitable is a U.S.
                                                  insurance company, therefore
                                                  distributions under the NQ
                                                  contract could be subject to
                                                  United States taxation and
                                                  withholding on a "taxable
                                                  amount not determined" basis.
-------------------------------------------------------------------------------

                                     III-5

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
PUERTO RICO   Tax information -- special       Income from NQ contracts we
(CONTINUED)   rules for NQ contracts           issue is U.S. source. A Puerto
                                               Rico resident is subject to U.S.
                                               taxation on such U.S. source
                                               income. Only Puerto Rico source
                                               income of Puerto Rico residents
                                               is excludable from U.S.
                                               taxation. Income from NQ
                                               contracts is also subject to
                                               Puerto Rico tax. The calculation
                                               of the taxable portion of
                                               amounts distributed from a con-
                                               tract may differ in the two
                                               jurisdictions. Therefore, you
                                               might have to file both U.S. and
                                               Puerto Rico tax returns, showing
                                               different amounts of income from
                                               the contract for each tax
                                               return. Puerto Rico generally
                                               provides a credit against Puerto
                                               Rico tax for U.S. tax paid.
                                               Depending on your personal
                                               situation and the timing of the
                                               different tax liabilities, you
                                               may not be able to take full
                                               advantage of this credit.

                                               We require owners or
                                               beneficiaries of annuity
                                               contracts in Puerto Rico which
                                               are not individuals to document
                                               their status to avoid 30% FATCA
                                               withholding from U.S.-source
                                               income.
--------------------------------------------------------------------------------

SOUTH DAKOTA  Inherited NQ                     Not available
--------------------------------------------------------------------------------

TEXAS         See "Your right to cancel        If you reside in the state of
              within a certain number of       Texas, you may cancel your
              days" in "Contract features and  variable annuity contract and
              benefits"                        return it to us within 15 days
                                               from the date you received it.
                                               Your refund will equal your
                                               account value under the contract
                                               on the day we receive
                                               notification to cancel the
                                               contract.
--------------------------------------------------------------------------------
WYOMING       Inherited NQ                     Not available
--------------------------------------------------------------------------------

                                     III-6

               APPENDIX III: STATE CONTRACT AVAILABILITY AND/OR
                  VARIATIONS OF CERTAIN FEATURES AND BENEFITS

Appendix IV: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of an Investment Edge(R) series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of an Investment Edge(R) series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, and the payment of death benefits in accordance with the requirements of the federal income tax rules.
Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by an Investment Edge(R) series QP contract or another annuity contract.
Therefore, plan trusts should purchase an Investment Edge(R) series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer sponsoring the plan.
For 401(k) plans, no employee after-tax contributions are accepted. A
"designated Roth contribution account" is not available in the QP contract.
Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers from the QP contract may also result in withdrawal charges.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the account value under a QP contract will at any time equal the actuarial value of
80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an
IRA for the benefit of a former plan participant through a contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit, prior to the contract conversion.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

                                     IV-1

             APPENDIX IV: PURCHASE CONSIDERATIONS FOR QP CONTRACTS

Appendix V: Hypothetical illustration

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES

The following tables illustrate the changes in account values under certain hypothetical circumstances for the Investment Edge(R) series contracts
(Investment Edge(R), Investment Edge(R) Select and Investment Edge(R) ADV). The
tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying
Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.83)%, 3.17% for the Investment Edge(R) variable investment options and (2.98)%, 3.02% for the Investment Edge(R) Select variable investment options; (2.03)%, 3.97% for the Investment Edge(R) ADV variable investment options; at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the Contract Maintenance Fee. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect any applicable administrative charge and withdrawal charge.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.57%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.91% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

                                      V-1

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

ILLUSTRATION OF ACCOUNT VALUES

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE
FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE
OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO
FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN
MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE
ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR
ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD.

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R)
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS
MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%

-----------------------------------------------------------------------------------------------------

                                                WITH INCOME EDGE (APPLICABLE TO NON-QUALIFIED MARKET)

    CONTRACT                                                        TAX-FREE          AFTER-TAX
AGE   YEAR     ACCOUNT VALUE      CASH VALUE    PRE-TAX PAYMENT      AMOUNT            INCOME
-----------------------------------------------------------------------------------------------------
                0%       6%      0%       6%     0%        6%       0%       6%       0%       6%
-----------------------------------------------------------------------------------------------------
60      0    $100,000 $100,000 $94,000 $ 94,000     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
61      1      97,170  103,170  91,170   97,170     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
62      2      94,420  106,440  88,420  100,440     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
63      3      91,748  109,815  86,748  104,815     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
64      4      89,152  113,296  85,152  109,296     0         0        0        0        0        0
-----------------------------------------------------------------------------------------------------
65      5      83,200  112,530  80,200  109,530 3,429     4,358    3,077    3,077    3,330    3,999
-----------------------------------------------------------------------------------------------------
66      6      77,517  111,596  77,517  111,596 3,328     4,501    3,077    3,077    3,258    4,102
-----------------------------------------------------------------------------------------------------
67      7      72,093  110,483  72,093  110,483 3,230     4,650    3,077    3,077    3,187    4,209
-----------------------------------------------------------------------------------------------------
68      8      66,919  109,182  66,919  109,182 3,134     4,804    3,077    3,077    3,118    4,320
-----------------------------------------------------------------------------------------------------
69      9      61,983  107,680  61,983  107,680 3,042     4,963    3,077    3,077    3,042    4,435
-----------------------------------------------------------------------------------------------------
70     10      57,277  105,966  57,277  105,966 2,952     5,128    3,077    3,077    2,952    4,553
-----------------------------------------------------------------------------------------------------
75     15      36,719   93,744  36,719   93,744 2,528     6,045    3,077    3,077    2,528    5,214
-----------------------------------------------------------------------------------------------------
80     20      20,747   74,004  20,747   74,004 2,146     7,151    3,077    3,077    2,146    6,010
-----------------------------------------------------------------------------------------------------
85     25       8,617   44,200   8,617   44,200 1,794     8,526    3,077    3,077    1,794    7,000
-----------------------------------------------------------------------------------------------------
90     30           0        0       0        0 1,307    10,896    3,077    3,077    1,307    8,706
-----------------------------------------------------------------------------------------------------

                                      V-2

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R)
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED

-------------------------------------------------

    CONTRACT
AGE   YEAR     ACCOUNT VALUE        CASH VALUE
-------------------------------------------------
                0%       6%        0%       6%
-------------------------------------------------
60      0    $100,000 $100,000   $94,000 $ 94,000
-------------------------------------------------
61      1      97,170  103,170    91,170   97,170
-------------------------------------------------
62      2      94,420  106,440    88,420  100,440
-------------------------------------------------
63      3      91,748  109,815    86,748  104,815
-------------------------------------------------
64      4      89,152  113,296    85,152  109,296
-------------------------------------------------
65      5      86,629  116,887    83,629  113,887
-------------------------------------------------
66      6      84,177  120,593    84,177  120,593
-------------------------------------------------
67      7      81,795  124,415    81,795  124,415
-------------------------------------------------
68      8      79,480  128,359    79,480  128,359
-------------------------------------------------
69      9      77,231  132,428    77,231  132,428
-------------------------------------------------
70     10      75,045  136,626    75,045  136,626
-------------------------------------------------
75     15      65,010  159,699    65,010  159,699
-------------------------------------------------
80     20      56,318  186,667    56,318  186,667
-------------------------------------------------
85     25      48,737  218,190    48,737  218,190
-------------------------------------------------
90     30      41,984  255,037    41,984  255,037
-------------------------------------------------

                                      V-3

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R) SELECT
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS
MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%

-------------------------------------------------------------------------------------------------------

                                                 WITH INCOME EDGE ( APPLICABLE TO NON-QUALIFIED MARKET)

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE     PRE-TAX PAYMENT    TAX-FREE AMOUNT   AFTER-TAX INCOME
-------------------------------------------------------------------------------------------------------
                0%       6%       0%       6%     0%        6%       0%       6%       0%       6%
-------------------------------------------------------------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
61      1      97,020  103,020   97,020  103,020     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
62      2      94,129  106,131   94,129  106,131     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
63      3      91,324  109,336   91,324  109,336     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
64      4      88,602  112,638   88,602  112,638     0         0        0        0        0        0
-------------------------------------------------------------------------------------------------------
65      5      82,554  111,708   82,554  111,708 3,408     4,332    3,077    3,077    3,315    3,981
-------------------------------------------------------------------------------------------------------
66      6      76,792  110,613   76,792  110,613 3,302     4,468    3,077    3,077    3,239    4,079
-------------------------------------------------------------------------------------------------------
67      7      71,304  109,345   71,304  109,345 3,200     4,609    3,077    3,077    3,165    4,180
-------------------------------------------------------------------------------------------------------
68      8      66,079  107,893   66,079  107,893 3,100     4,754    3,077    3,077    3,094    4,285
-------------------------------------------------------------------------------------------------------
69      9      61,106  106,247   61,106  106,247 3,004     4,904    3,077    3,077    3,004    4,393
-------------------------------------------------------------------------------------------------------
70     10      56,375  104,396   56,375  104,396 2,910     5,059    3,077    3,077    2,910    4,504
-------------------------------------------------------------------------------------------------------
75     15      35,842   91,648   35,842   91,648 2,471     5,919    3,077    3,077    2,471    5,123
-------------------------------------------------------------------------------------------------------
80     20      20,076   71,781   20,076   71,781 2,081     6,947    3,077    3,077    2,081    5,864
-------------------------------------------------------------------------------------------------------
85     25       8,257   42,473    8,257   42,473 1,723     8,207    3,077    3,077    1,723    6,771
-------------------------------------------------------------------------------------------------------
90     30           0        0        0        0 1,234    10,359    3,077    3,077    1,234    8,320
-------------------------------------------------------------------------------------------------------

                                      V-4

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R) SELECT
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED

-------------------------------------------------

     CONTRACT
AGE    YEAR     ACCOUNT VALUE      CASH VALUE
-------------------------------------------------
                 0%       6%       0%       6%
-------------------------------------------------
60       0    $100,000 $100,000 $100,000 $100,000
-------------------------------------------------
61       1      97,020  103,020   97,020  103,020
-------------------------------------------------
62       2      94,129  106,131   94,129  106,131
-------------------------------------------------
63       3      91,324  109,336   91,324  109,336
-------------------------------------------------
64       4      88,602  112,638   88,602  112,638
-------------------------------------------------
65       5      85,962  116,040   85,962  116,040
-------------------------------------------------
66       6      83,400  119,544   83,400  119,544
-------------------------------------------------
67       7      80,915  123,155   80,915  123,155
-------------------------------------------------
68       8      78,504  126,874   78,504  126,874
-------------------------------------------------
69       9      76,164  130,706   76,164  130,706
-------------------------------------------------
70      10      73,895  134,653   73,895  134,653
-------------------------------------------------
75      15      63,521  156,251   63,521  156,251
-------------------------------------------------
80      20      54,604  181,314   54,604  181,314
-------------------------------------------------
85      25      46,793  210,397   46,793  210,397
-------------------------------------------------
90      30      39,989  244,144   39,989  244,144
-------------------------------------------------

                                      V-5

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R) ADV
$100,000 SINGLE CONTRIBUTION, $80,000 COST BASIS AND NO WITHDRAWALS
MALE, NON QUALIFIED, ISSUE AGE 60
INCOME EDGE - PAYMENT BEGINS AT AGE 65
FEDERAL INCOME TAX RATE 28%

------------------------------------------------------------------------------------------------------

                                                 WITH INCOME EDGE (APPLICABLE TO NON-QUALIFIED MARKET)

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE     PRE-TAX PAYMENT    TAX-FREE AMOUNT   AFTER-TAX INCOME
------------------------------------------------------------------------------------------------------
                0%       6%       0%       6%     0%        6%       0%       6%       0%       6%
------------------------------------------------------------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
61      1      97,970  103,970   97,970  103,970     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
62      2      95,981  108,098   95,981  108,098     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
63      3      94,033  112,389   94,033  112,389     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
64      4      92,124  116,851   92,124  116,851     0         0        0        0        0        0
------------------------------------------------------------------------------------------------------
65      5      86,711  116,996   86,711  116,996 3,543     4,494    3,077    3,077    3,413    4,097
------------------------------------------------------------------------------------------------------
66      6      81,482  116,961   81,482  116,961 3,468     4,680    3,077    3,077    3,359    4,231
------------------------------------------------------------------------------------------------------
67      7      76,433  116,731   76,433  116,731 3,395     4,873    3,077    3,077    3,306    4,370
------------------------------------------------------------------------------------------------------
68      8      71,558  116,289   71,558  116,289 3,323     5,075    3,077    3,077    3,254    4,516
------------------------------------------------------------------------------------------------------
69      9      66,853  115,620   66,853  115,620 3,253     5,286    3,077    3,077    3,203    4,667
------------------------------------------------------------------------------------------------------
70     10      62,312  114,705   62,312  114,705 3,183     5,506    3,077    3,077    3,154    4,826
------------------------------------------------------------------------------------------------------
75     15      41,783  105,703   41,783  105,703 2,851     6,761    3,077    3,077    2,851    5,729
------------------------------------------------------------------------------------------------------
80     20      24,718   87,003   24,718   87,003 2,533     8,336    3,077    3,077    2,533    6,864
------------------------------------------------------------------------------------------------------
85     25      10,804   54,372   10,804   54,372 2,225    10,380    3,077    3,077    2,225    8,335
------------------------------------------------------------------------------------------------------
90     30           0        0        0        0 1,769    14,175    3,077    3,077    1,769   11,068
------------------------------------------------------------------------------------------------------

                                      V-6

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

VARIABLE DEFERED ANNUITY
INVESTMENT EDGE(R) ADV
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 60
NON QUALIFIED WITHOUT INCOME EDGE OR QUALIFIED

------------------------------------------------

    CONTRACT
AGE   YEAR     ACCOUNT VALUE      CASH VALUE
------------------------------------------------
                0%       6%       0%       6%
------------------------------------------------
60      0    $100,000 $100,000 $100,000 $100,000
------------------------------------------------
61      1      97,970  103,970   97,970  103,970
------------------------------------------------
62      2      95,981  108,098   95,981  108,098
------------------------------------------------
63      3      94,033  112,389   94,033  112,389
------------------------------------------------
64      4      92,124  116,851   92,124  116,851
------------------------------------------------
65      5      90,254  121,490   90,254  121,490
------------------------------------------------
66      6      88,422  126,313   88,422  126,313
------------------------------------------------
67      7      86,627  131,328   86,627  131,328
------------------------------------------------
68      8      84,868  136,541   84,868  136,541
------------------------------------------------
69      9      83,145  141,962   83,145  141,962
------------------------------------------------
70     10      81,458  147,598   81,458  147,598
------------------------------------------------
75     15      73,518  179,317   73,518  179,317
------------------------------------------------
80     20      66,353  217,852   66,353  217,852
------------------------------------------------
85     25      59,886  264,668   59,886  264,668
------------------------------------------------
90     30      54,050  321,545   54,050  321,545
------------------------------------------------

                                      V-7

                     APPENDIX V: HYPOTHETICAL ILLUSTRATION

Appendix VI: Income Edge scheduled payment amount expressed as a Percentage of
Account Value

--------------------------------------------------------------------------------

(NOT APPLICABLE TO INCOME EDGE EARLY RETIREMENT OPTION OR INCOME EDGE
BENEFICIARY ADVANTAGE.)

Table B-1 below sets forth the maximum Payment Period available for select ages under either a Single or Joint Election at the time that Income Edge is elected. The Age column is used only for determining the length of the Payment
Period available under Income Edge; these are not annuity factors.

Table B-2 below is provided for your convenience and expresses a given Annual
Payout Period's Income Edge scheduled payment amounts as a (rounded) percentage of the contract's account value at that time. The Income Edge Payment Amount percentages are derived from the same payment method discussed earlier in this
Prospectus in "Income Edge" in the "Accessing your money" section. The percentage is determined by dividing 1 by the number of remaining Annual Payout
Periods.

FOR EXAMPLE:

   ELECTION OF INCOME EDGE. A contract owner is age 80 and chooses the Single
   Election method when the contract's account value equals $180,000. Table B-1 below provides a maximum Payment Period of 15 years and the contract owner elects to receive Income Edge scheduled payments over that maximum period.

   FIRST INCOME EDGE ANNUAL PAYOUT PERIOD. The payment amount for the first
   Annual Payout Period is equal to the account value at the time that you elect Income Edge ($180,000) divided by the number of remaining Annual
   Payout Periods (15), or $12,000.

   Referring to Table B-2 below, the Income Edge scheduled payment amount for the first Annual Payout Period can be expressed as a percentage of the account value. As discussed above, the percentages in Table B-2 were determined by dividing 1 by the remaining Annual Payout Periods. In this example, dividing 1 by the remaining Annual Payout Periods (15) yields 6.7%.
   Thus, the contract owner can expect to receive approximately 6.7% of the
   Contract's account value as an Income Edge scheduled payment ($180,000 multiplied by 6.7%, or $12,000) for the first Annual Payout Period.

   SECOND INCOME EDGE ANNUAL PAYOUT PERIOD. Assume the investment performance following the first Annual Payout Period is positive and that the Contract's account value on the day before the second Annual Payout Period begins is
   $172,000. The $180,000 account value on the day before the first Income Edge
   Anniversary Date minus the first Annual Payout Period payment amount of
   $12,000 reduces the account value to $168,000. During the following year assume the investments underlying the Contract gain $6,000 resulting in a value of $172,000 on the day before the second Annual Payout Period begins.
   The scheduled payment amount for the second Annual Payout Period will be equal to $172,000 divided by the remaining Annual Payout Periods (14), or
   $12,286. This amount can be expressed as a percentage of the account value by dividing 1 by 14, yielding 7.1%.

We have the right, upon advance notice to you, to change at any time after the
Contract Date and before election of Income Edge the Maximum Payment Period used in the table below for calculating Income Edge scheduled payment amounts.

                    TABLE B-1                          TABLE B-2
-------------------------------------------------------------------------------
              MAXIMUM PAYMENT PERIOD               PAYMENT PERCENTAGE
-------------------------------------------------------------------------------
Age at    Single Election Joint Election       Number of        Payment Amount
time of       To Age          To Age          (Remaining)      as a Percentage
Election        95             100       Annual Payout Periods of Account Value
-------------------------------------------------------------------------------
  60            35              40                40                 2.5%
-------------------------------------------------------------------------------
  61            34              39                39                 2.6%
-------------------------------------------------------------------------------
  62            33              38                38                 2.6%
-------------------------------------------------------------------------------
  63            32              37                37                 2.7%
-------------------------------------------------------------------------------
  64            31              36                36                 2.8%
-------------------------------------------------------------------------------
  65            30              35                35                 2.9%
-------------------------------------------------------------------------------
  66            29              34                34                 2.9%
-------------------------------------------------------------------------------
  67            28              33                33                 3.0%
-------------------------------------------------------------------------------
  68            27              32                32                 3.1%
-------------------------------------------------------------------------------
  69            26              31                31                 3.2%
-------------------------------------------------------------------------------

                                     VI-1

APPENDIX VI: INCOME EDGE SCHEDULED PAYMENT AMOUNT EXPRESSED AS A PERCENTAGE OF
                                 ACCOUNT VALUE

                    TABLE B-1                          TABLE B-2
-------------------------------------------------------------------------------
              MAXIMUM PAYMENT PERIOD               PAYMENT PERCENTAGE
-------------------------------------------------------------------------------
Age at    Single Election Joint Election       Number of        Payment Amount
time of       To Age          To Age          (Remaining)      as a Percentage
Election        95             100       Annual Payout Periods of Account Value
-------------------------------------------------------------------------------
  70            25              30                30                  3.3%
-------------------------------------------------------------------------------
  71            24              29                29                  3.4%
-------------------------------------------------------------------------------
  72            23              28                28                  3.6%
-------------------------------------------------------------------------------
  73            22              27                27                  3.7%
-------------------------------------------------------------------------------
  74            21              26                26                  3.8%
-------------------------------------------------------------------------------
  75            20              25                25                  4.0%
-------------------------------------------------------------------------------
  76            19              24                24                  4.2%
-------------------------------------------------------------------------------
  77            18              23                23                  4.3%
-------------------------------------------------------------------------------
  78            17              22                22                  4.5%
-------------------------------------------------------------------------------
  79            16              21                21                  4.8%
-------------------------------------------------------------------------------
  80            15              20                20                  5.0%
-------------------------------------------------------------------------------
  81            14              19                19                  5.3%
-------------------------------------------------------------------------------
  82            13              18                18                  5.6%
-------------------------------------------------------------------------------
  83            12              17                17                  5.9%
-------------------------------------------------------------------------------
  84            11              16                16                  6.3%
-------------------------------------------------------------------------------
  85            10              15                15                  6.7%
-------------------------------------------------------------------------------
  86             9              14                14                  7.1%
-------------------------------------------------------------------------------
  87             8              13                13                  7.7%
-------------------------------------------------------------------------------
  88             7              12                12                  8.3%
-------------------------------------------------------------------------------
  89             6              11                11                  9.1%
-------------------------------------------------------------------------------
  90             5              10                10                 10.0%
-------------------------------------------------------------------------------
  91             4               9                 9                 11.1%
-------------------------------------------------------------------------------
  92             3               8                 8                 12.5%
-------------------------------------------------------------------------------
  93             2               7                 7                 14.3%
-------------------------------------------------------------------------------
  94             1               6                 6                 16.7%
-------------------------------------------------------------------------------
  95                             5                 5                 20.0%
-------------------------------------------------------------------------------
  96                             4                 4                 25.0%
-------------------------------------------------------------------------------
  97                             3                 3                 33.3%
-------------------------------------------------------------------------------
  98                             2                 2                 50.0%
-------------------------------------------------------------------------------
  99                             1                 1                100.0%
-------------------------------------------------------------------------------

                                     VI-2

APPENDIX VI: INCOME EDGE SCHEDULED PAYMENT AMOUNT EXPRESSED AS A PERCENTAGE OF
                                 ACCOUNT VALUE

Appendix VII: Protected premium death benefit example

--------------------------------------------------------------------------------

The Protected premium death benefit (PPDB) under the contract is equal to the greater of (a) your Protected premium death benefit base on the date of death and (b) your account value on the date of claim. The Protected premium death benefit base is not an account value or cash value. It is equal to:

  .   your initial contribution and any subsequent contributions to your contract, less

  .   a deduction that reflects any withdrawals you make (including any applicable withdrawal charges).

The date of claim is the date on which we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, and any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

For purposes of calculating your PPDB, any accrued but unpaid Breakpoint Credit amount will be added to your account value and any accrued but unpaid PPDB charge will be deducted from your account value.

Please see "Protected premium death benefit" under "Contract features and benefits" earlier in this Prospectus for more detailed information.

PPDB CHARGE. We deduct the charge for the PPDB annually on each contract date anniversary for which the benefit is in effect. This charge is calculated daily as a percentage of your Net Amount at Risk (NAR) and varies according to your age as of your most recent contract date anniversary. On each day of your contract, your NAR is equal to (A) minus (B), where:

(A) equals your Protected premium death benefit base; and (B) equals your account value on that day. If (A) is less than or equal to (B), then your NAR for that day equals zero.

There will be no accrued charge for the PPDB for any day on which your NAR is less than or equal to zero. For more information about the PPDB charge, see
"Protected premium death benefit charge" in the "Charges and expenses" section earlier in this Prospectus.

EXAMPLES OF HOW WE CALCULATE THE PPDB CHARGE AMOUNT. Assume Jane is 66, elects the PPDB, makes an initial contribution to her contract of $400,000, and makes no additional contributions or withdrawals through the first year of her contract. In her first contract year, the applicable PPDB charge for Jane is
1.2% of her NAR on an annual basis, or 0.00328767% daily. The specific PPDB charge amount will depend on her daily NAR, as illustrated in the following scenarios:

SCENARIO 1: On every day of the year until her first contract date anniversary,
Jane's account value was greater than or equal to $400,000.

CHARGE CALCULATION: Because Jane's account value was greater than or equal to her total contributions on every day of the year, her NAR for each of those days was also zero. Therefore, the amount of the PPDB charge for the year is $0.

SCENARIO 2: On every day of the year until her first contract date anniversary,
Jane's account value was greater than or equal to $400,000, except for March 16
($390,000), March 17 ($380,000), March 18 ($390,000), September 14 ($370,000)
and September 15 ($390,000).

CHARGE CALCULATION: For each of the 360 days on which Jane's account value was greater than or equal to her total contributions, her NAR was zero. Therefore, the amount of the PPDB charge for each of those days is $0. For the five days on which her account value was less than her total contributions, her NAR and the associated PPDB charge are shown in the table below:

----------------------------------------------------------------------------------------------------------------
DAY                                                          ACCOUNT VALUE   NAR            PPDB CHARGE
----------------------------------------------------------------------------------------------------------------
March 16                                                       $390,000    $10,000 $0.33 ($10,000 * 0.00328767%)
----------------------------------------------------------------------------------------------------------------
March 17                                                       $380,000    $20,000 $0.66 ($20,000 * 0.00328767%)
----------------------------------------------------------------------------------------------------------------
March 18                                                       $390,000    $10,000 $0.33 ($10,000 * 0.00328767%)
----------------------------------------------------------------------------------------------------------------
September 14                                                   $370,000    $30,000 $0.99 ($30,000 * 0.00328767%)
----------------------------------------------------------------------------------------------------------------
September 15                                                   $390,000    $10,000 $0.33 ($10,000 * 0.00328767%)
----------------------------------------------------------------------------------------------------------------
TOTAL                                                                              $2.64
----------------------------------------------------------------------------------------------------------------

The total annual PPDB charge of $2.64 will be deducted from Jane's account on her contract date anniversary. If she decided to drop the PPDB on June 30, the cumulative charge of $1.32 would be deducted on the immediately following business day.

                                     VII-1

             APPENDIX VII: PROTECTED PREMIUM DEATH BENEFIT EXAMPLE

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Unit Values                                                   2

Custodian and Independent Registered Public Accounting Firm   2

Distribution of the Contracts                                 2

Financial Statements                                          2

HOW TO OBTAIN AN INVESTMENT EDGE(R) 15.0 STATEMENT OF ADDITIONAL INFORMATION FOR
SEPARATE ACCOUNT NO. 70
Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

----------------------------------------------------------------------------------
Please send me an Investment Edge(R) 15.0 SAI for SEPARATE ACCOUNT
NO. 70 dated July 20, 2015.
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

                                                        Investment Edge(R) 15.0
                                                                        #868112